As filed with the Securities and Exchange Commission on July 2, 2004.

Registration No. 333-116038

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SYMMETRY MEDICAL INC.

(Exact name of registrant as specified in its charter)

Delaware	3842	35-1996126
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

220 West Market Street

Warsaw, Indiana 46580

Telephone: (574) 268-2252

Telecopy: (574) 267-4551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Moore

President and Chief Executive Officer

Symmetry Medical Inc.

220 West Market Street

Warsaw, Indiana 46580

Telephone: (574) 268-2252

Telecopy: (574) 267-4551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dennis M. Myers, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000 Telecopy: (312) 861-2200	Danielle Carbone Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Telecopy: (212) 848-7179

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$172,500,000.00	$21,856	(3)

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 2, 2004

Prospectus

             Shares

Common Stock

Symmetry Medical Inc. is offering              shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share. After the offering, the market price for our shares may be outside this range.

We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “SMA.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Offering price	$	$
Discount and commissions to underwriters	$	$
Offering proceeds to Symmetry Medical, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to              additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                         , 2004.

Banc of America Securities LLC	Credit Suisse First Boston

Piper Jaffray	Wachovia Securities

            , 2004

Total Solutions for Implants, Instruments and Cases

Hip Implants

Knee Implants

Minimally Invasive Surgery Hip Instruments and Cases

Patellar Preparation Instruments and Case

Hip Revision Instruments and Case

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Financial Information

We operate on a 52- or 53- week year ending on the Saturday closest to December 31. Our fiscal years 1999, 2000, 2001, 2002 and 2003 ended on January 1, 2000, December 30, 2000, December 29, 2001, December 28, 2002 and January 3, 2004, respectively. Our fiscal years in 2000, 2001 and 2002 contained 52 weeks and our 1999 and 2003 fiscal years contained 53 weeks. Fiscal years are identified in this prospectus according to the calendar year that they most accurately represent. For example, the fiscal year ended January 3, 2004 is referred to herein as “fiscal 2003” or “fiscal year 2003.” The first quarter of fiscal 2003 ended on March 29, 2003, and contained 13 weeks and the first quarter of fiscal 2004 ended on April 3, 2004 and contained 13 weeks.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, as used in this prospectus (i) the terms “Symmetry,” “Symmetry Medical,” “we,” “us” and “our” refer to Symmetry Medical Inc., a Delaware corporation, and all of its consolidated subsidiaries and (ii) the term “Mettis” refers to Mettis (UK) Limited, a United Kingdom corporation, and its consolidated subsidiaries, which we acquired on June 11, 2003. Unless the context otherwise requires, all pro forma data presented gives effect to the Mettis acquisition as if it occurred at the beginning of fiscal year 2003. Our statement of operations data for fiscal year 2003 only includes the results of Mettis since its acquisition date.

Our Business

We are the world’s largest independent provider of implants and related instruments and cases to orthopedic device manufacturers. We also design, develop and produce these products for companies in other segments of the medical device market, including the dental, osteobiologic and endoscopy sectors, and we provide limited specialized products and services to non-healthcare markets, such as the aerospace market. Through our “Total Solutions” approach, we offer our customers a broad range of products, as well as comprehensive services and production capabilities to help them bring their implant systems to market quickly and efficiently. We believe that our Total Solutions approach will provide us with a competitive advantage in the market place.

We market our Total Solutions approach through our experienced sales force that operates in the United States, Europe and Japan. During fiscal year 2003, we generated pro forma revenues of $158.4 million, serving approximately 500 customers, including 72 new customers added during the year. Our broad customer base includes every major orthopedic device company, such as Biomet Inc., DePuy Inc. (a subsidiary of Johnson & Johnson), Kyocera Corporation, Medtronic Sofamor Danek, Smith & Nephew plc, Stryker Corporation, Synthes, Inc. (formerly Synthes-Stratec, Inc.) and Zimmer Holdings, Inc. We typically serve several product teams and facilities within each of our largest customers, and during the first quarter of 2004 and fiscal 2003, no single customer represented more than 19% of our revenue.

We offer a broad range of products in the following categories:

•	implants, including forged, cast and machined products for the global orthopedic device market, which represented 37.1% and 27.2 % of our revenue in the first quarter of 2004 and fiscal 2003, respectively;

•	instruments used in the placement and removal of orthopedic implants and in other surgical procedures, which represented 32.1% and 37.4 % of our revenue in the first quarter of 2004 and fiscal 2003, respectively;

•	cases, including plastic, metal and hybrid cases used to organize, secure and transport medical devices for orthopedic and other surgical procedures, which represented 23.0% and 29.6 % of our revenue in the first quarter of 2004 and fiscal 2003, respectively; and

•	other specialized products and services for non-healthcare markets, primarily the aerospace market, which represented 7.7% and 5.7 % of our revenue in the first quarter of 2004 and fiscal 2003, respectively.

We believe that we are well positioned to grow our business as a result of the expected expansion of the overall orthopedic device market. In addition, we believe that our Total Solutions approach provides us with significant opportunities to increase our sales by expanding the types of products and services we provide to our existing customers and by adding new customers in other medical device market segments.

Market Opportunity

The global medical device market was estimated to be approximately $207 billion in 2003. The orthopedic device segment of the medical device market was estimated to be approximately $16 billion in 2003, and is expected to grow approximately 12% annually to greater than $25 billion by 2007.

Orthopedic devices principally consist of reconstructive implants used to replace or repair knees, hips, shoulders and other joints, as well as other orthopedic devices to repair bone fractures and the spine. There were approximately 1.5 million reconstructive orthopedic implant procedures performed globally in 2003, an increase of 13% over the previous year. We expect continued growth in the orthopedic device market to be driven by a number of trends including:

•	growing elderly population;

•	aging, affluent and active “baby boomers”;

•	improving technologies that expand the market, including minimally invasive surgery;

•	successful clinical outcomes increasing patient confidence;

•	increasing patient awareness through orthopedic device companies’ direct marketing programs;

•	increasing volume of procedures to replace older implants (or revision procedures); and

•	developing international markets.

Our “Total Solutions” Approach

We believe that we have created a distinctive competitive position in the orthopedic device market based upon our Total Solutions approach. Our acquisition of Mettis in June 2003 expanded our products and services, enabling us to offer an integrated outsourcing solution. Our Total Solutions approach presents our customers with a broad range of products, as well as comprehensive design, engineering and project management services and state of the art production capabilities to help them bring their implant systems to market quickly and efficiently. We believe that our Total Solutions approach will be an increasing competitive advantage in the future. Our Total Solutions offering is based on:

•	Comprehensive services. We can support our customers’ new product offerings from product concept through market introduction and thereafter, by providing seamless design, engineering, prototyping and manufacturing services.

•	Single source for complete systems. We assist customers in developing new implants, and we design and produce instruments for implant-specific surgical procedures. We also provide customized cases that provide a secure, clearly labeled and well organized arrangement of instruments and devices.

•	Proprietary Symmetry instruments and cases. Our established lines of proprietary products allow our customers to complete their proprietary implant systems and bring them to market sooner.

•	Precision manufacturing expertise. Our extensive expertise and know-how enable us to produce large volumes of specialized products to our customers’ precise standards, which we believe makes us a supplier of choice to the largest orthopedic companies. Our core production competencies include net shaped forging, precision casting, thermo forming, precision sheet metal working and machining/finishing.

•	Quality and regulatory compliance. Our quality systems are based upon and in compliance with ISO requirements and, where applicable, United States Food and Drug Administration, or FDA, regulations. We believe our level of quality and regulatory compliance systems meet our customers’ expectations.

•	Global reach. Our manufacturing capabilities in the United States and Europe allow us to offer single-source products and services to our multinational customers, and the geographic breadth of our experienced sales force effectively brings our Total Solutions approach to customers globally.

We believe that our Total Solutions approach offers a number of benefits to our customers, including:

•	Shorter time to market. Our design, engineering and prototyping skills, as well as our ability to transition seamlessly from product development to production of implants, instruments and cases, enable our customers to reduce time to market for their new products.

•	Reduced total product acquisition costs. Our comprehensive services, including design, engineering, prototyping, project management, production and inventory control, allow our customers to reduce their procurement costs and inventory levels, resulting in lower product acquisition costs.

•	Increased focus on marketing and research and development efforts. Our extensive production capabilities and comprehensive services offer a one-stop outsourcing solution and allow our customers to focus their resources on their design, development and marketing efforts.

•	Rationalized and reliable supply chain. Our scale, scope of products and services and Total Solutions approach allow large orthopedic companies to reduce the number of their independent suppliers and streamline their operations.

•	Enhanced product consistency on a global basis. Our extensive production platform, Total Solutions approach and international presence allow us to meet global demand for orthopedic devices, which is expected to increase.

Our Strategy

Our goal is to increase our share of the orthopedic device market and to leverage our strengths to expand in other medical device market segments. The key elements of our business strategy are to:

•	Develop strategic relationships with our customers through access to key decision makers. Our scale, scope of products and services and Total Solutions approach position us as an important partner to our customers. This position gives us access to key decision makers, with whom we intend to continue to build strategic relationships.

•	Capitalize on our “Total Solutions” approach. We believe that our Total Solutions approach shortens product development cycles, reduces design and manufacturing costs and simplifies purchasing and logistics, and we intend to aggressively market these benefits to our customers.

•	Increase sales to existing customers by cross selling products and services. Our cases are currently sold in nearly every segment of the medical device market. We believe that our diverse customer base offers us a natural entry point to new orthopedic and non-orthopedic customers for our implants and instruments.

•	Leverage manufacturing skills. We intend to leverage our investments in sophisticated equipment and manufacturing know-how to expand our existing customer relationships and to obtain new customers.

•	Increase new product development. Our Design and Development Center provides expertise and coordination for our design, engineering and prototyping services. We intend to use the dedicated expertise of our Design and Development Center to generate additional development projects with our customers and to expand our line of innovative and independently developed instruments and cases.

•	Collaborate with emerging companies. We believe that new and innovative medical device companies are creating a meaningful market presence and that our Total Solutions approach positions us to help these companies, many of which may have limited resources.

History

We were established in 1976 as a supplier of instruments to orthopedic device manufacturers. During the 1990’s, we made several acquisitions, which expanded our customer base, enhanced our instrument product offerings and extended our product line to include cases designed for various medical devices and their related instruments. In October 2000, investment funds affiliated with Olympus Partners acquired control of our company through a recapitalization. In this transaction, the Olympus funds invested a total of $40.5 million in cash to acquire securities representing approximately 94% of our then outstanding voting stock. On June 11, 2003, we acquired Mettis, a leading manufacturer of forged, cast and machined implants for the global orthopedic device market. This acquisition significantly expanded our product offerings and increased our European presence, allowing us to develop and manufacture a broad range of implants, instruments and cases for orthopedic device manufacturers on a global basis. In connection with the Mettis acquisition, the Olympus funds collectively invested an additional $63.0 million in equity and loaned us $8.0 million through the purchase of senior subordinated notes and stock purchase warrants. See “Certain Relationships and Related Transactions.”

Olympus Partners

Olympus Partners is a private asset management firm headquartered in Stamford, Connecticut, with assets under management of approximately $1.7 billion. Through its affiliated entity, OGP III, LLC, Olympus Partners is the general partner of Olympus Growth Fund III, L.P., a $505 million private equity fund dedicated to leveraged buyouts, recapitalizations and growth capital investments in middle-market companies throughout the United States and Western Europe. Since 1989, Olympus Partners has invested in more than 50 portfolio companies. Olympus Co-Investment Growth Fund III, L.P. and Olympus Executive Fund, L.P., funds affiliated with Olympus Partners, are also investors in our company both directly and indirectly through Olympus/Symmetry Holdings LLC, an affiliate of Olympus Partners that directly holds common stock and preferred stock of our company. For ease of reference, we sometimes refer to Olympus Growth Fund III, L.P., Olympus Co-Investment Growth Fund III, L.P., Olympus Executive Fund, L.P. and Olympus/Symmetry Holdings LLC in this prospectus as the “Olympus funds.” Prior to this offering, the Olympus funds beneficially owned an aggregate of approximately 82.1 % of our common stock. See “Principal Stockholders.”

Risks Affecting Us

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We depend on a limited number of customers, and if we lost a significant customer we could lose a material portion of our revenue. In addition, we operate in an industry that presents potential regulatory and product liability risks.

Corporate and Other Information

Our principal executive offices are located at 220 West Market Street, Warsaw, Indiana 46580, and our telephone number is (574) 268-2252. Our website is located at www.symmetrymedical.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Symmetry Medical Inc.® and PolyVac®, among others, are registered trademarks of Symmetry Medical Inc. We have trademark rights in these marks in the United States and other countries. We have an application for trademark registration pending with respect to “Total Solutions.” This prospectus also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified the information in these sources.

The Offering

Common stock offered by Symmetry	shares

Common stock outstanding after this offering	shares

Use of proceeds

We intend to use approximately $36.4 million of the net proceeds from this offering to repay all of our existing subordinated indebtedness, of which $8.0 million is held by the Olympus funds, and approximately $                 million to repay a portion of our existing senior indebtedness. We also intend to use approximately $       million of the net proceeds to repurchase a portion of our outstanding preferred stock and preferred stock warrants, approximately         % of which are held by our affiliates. In the aggregate, we expect that our affiliates will receive approximately $      million of the net proceeds from this offering. See “Use of Proceeds” and “Certain Relationships and Related Transactions.”

Proposed NYSE symbol	“SMA”

The number of shares of our common stock to be outstanding immediately after this offering excludes:

•	shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of our common issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our stock option plans.

Except as otherwise indicated, all of the information presented in this prospectus assumes the following:

•	the repurchase of shares of our outstanding preferred stock and warrants to purchase shares of our preferred stock, approximately % of which are held by our affiliates, including shares held by the Olympus funds, upon the completion of this offering;

•	the conversion of the outstanding shares of preferred stock and preferred stock warrants not repurchased into shares of common stock and warrants to purchase shares of common stock prior to the completion of the offering;

•	the effectiveness of a 10-for-1 stock split of our common stock, which will occur prior to the offering;

•	an initial public offering price of $ per share, the mid-point of the filing range set forth on the cover page of this prospectus;

•	the effectiveness of our restated certificate of incorporation and restated by-laws, which will become effective prior to the completion of the offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods presented. We have derived the summary consolidated financial data as of and for fiscal years 2001, 2002 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements as of and for fiscal years 2002 and 2003 have been audited by Ernst & Young LLP, and our consolidated financial statements as of and for fiscal year 2001 have been audited by Arthur Andersen LLP. For more information, see “Experts.” The financial data as of April 3, 2004 and for the three months ended March 29, 2003 and April 3, 2004, are derived from our unaudited consolidated financial statements, which in the opinion of management, contain all adjustments necessary for a fair presentation of the consolidated financial data. Operating results for these periods are not necessarily indicative of the results of operations for a full year.

The summary pro forma as adjusted consolidated statement of operations data for the fiscal year 2003 and three months ended March 29, 2003 give effect to the Mettis acquisition, the sale of                  shares of our common stock and the application of the net proceeds therefrom as described under “Use of Proceeds,” the conversion of all of our remaining shares of preferred stock into common stock and the refinancing of our remaining senior indebtedness under a new senior credit facility as if such transactions occurred on December 29, 2002. The summary pro forma as adjusted consolidated statements of operations data for the three months ended April 3, 2004 give effect to the same transactions, other than the Mettis acquisition, which is already reflected in such financial data.

You should read the following information together with the information under “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Statement of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year				(unaudited) Three Months Ended
	2001	2002	2003(1)	Pro Forma As Adjusted 2003	March 29, 2003	Pro Forma As Adjusted March 29, 2003	April 3, 2004	Pro Forma As Adjusted April 3, 2004
	(dollars in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$66,495	$65,395	$122,029	$158,355	$17,823	$40,224	$45,838	$45,838
Cost of revenue	48,205	47,859	86,124	112,389	12,184	28,580	33,255	33,255

Gross profit	18,290	17,536	35,905	45,966	5,639	11,644	12,583	12,583
Selling, general and administrative expenses	10,494	9,440	17,115	23,508	2,894	5,926	5,495	5,495

Operating income	7,796	8,096	18,790	22,458	2,745	5,717	7,088	7,088
Interest expense	5,070	4,968	10,172	3,512	1,206	1,286	3,539	1,370
Loss on debt extinguishment(2)	—	—	1,436	—	—	—	—	—
Interest rate swap valuation(3)	847	979	(1,358)	(1,272)	(140)	(54)	371	371
Other expense (income)	290	(42)	(374)	(411)	(119)	(156)	(185)	(185)

Income (loss) before income taxes and cumulative effect of accounting change	1,589	2,191	8,914	20,629	1,798	4,641	3,363	5,532
Income tax expense	1,400	841	3,009	6,973	607	1,569	1,153	1,897

Net income (loss) before cumulative effect of accounting change	189	1,350	5,905	13,656	1,191	3,072	2,210	3,635
Cumulative effect of accounting change(4)	(293)	(1,146)	—	—	—	—	—	—

Net income (loss)	(104)	204	5,905	13,656	1,191	3,072	2,210	3,635

	Fiscal Year					(unaudited) Three Months Ended
	2001	2002	2003(1)	Pro Forma As Adjusted 2003		March 29, 2003	Pro Forma As Adjusted March 29, 2003		April 3, 2004	Pro Forma As Adjusted April 3, 2004
Preferred stock dividends	(3,185)	(4,410)	(7,028)		—	(1,151)		—	(2,316)		—

Net income (loss) applicable to common shareholders	$(3,289)	$(4,206)	$(1,123)		$13,656	$40		$3,072	$(106)		$3,635

Net income (loss) per share:
Basic	$(0.35)	$(0.44)	$(0.07)	$		$0.00	$		$0.00	$

Diluted	(0.35)	(0.44)	(0.07)			0.00			0.00

Weighted average common shares and equivalent shares outstanding:
Basic	9,466,560	9,537,081	16,293,112			9,537,081			21,767,670
Diluted	9,466,560	9,537,081	16,293,112			9,580,281			21,767,670

	As of April 3, 2004
	Actual	As Adjusted (5)
	(dollars in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,007	$
Working capital (deficit)	39,923
Total assets	277,644
Long-term debt and capital lease obligations less current portion	133,097
Total shareholders’ equity	103,743

(1)	Includes the results of Mettis since its acquisition on June 11, 2003.
(2)	In fiscal 2003, we refinanced substantially all of our existing indebtedness as part of the financing of the acquisition of Mettis, resulting in a loss on debt extinguishment of $1,436.
(3)	We enter into interest rate swap agreements to offset against changes in interest rates on our variable rate long-term debt. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, these agreements do not qualify for hedge accounting and accordingly, changes in the fair market value of these agreements are recorded each period in earnings.
(4)	For fiscal 2001, reflects the cumulative effect of change in accounting principles resulting in the adoption of SFAS No. 133, For fiscal 2002, reflects a write-off of goodwill in connection with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets. Upon completion of the adoption of SFAS No. 142, we determined that the fair market value of the goodwill was lower than book value for one reporting unit, which resulted in an impairment charge.
(5)	The As Adjusted column in the consolidated balance sheet data as of April 3, 2004 gives effect to the sale of shares of our common stock and the application of the net proceeds therefrom as described under “Use of Proceeds,” the conversion of our outstanding shares of preferred stock not repurchased into shares of our common stock and the refinancing of our remaining senior indebtedness under a new senior credit facility.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and our future growth prospects could suffer. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We depend heavily on sales to our significant customers, and our business could be adversely affected if any of them reduced or terminated its purchases from us.

A limited number of large orthopedic device manufacturers, all of whom are our customers, control the predominate share of the orthopedic device market. We depend heavily on sales to these large companies. Sales to our ten largest customers represented approximately 71.3% and 68.3% of our revenue in the first quarter of 2004 and fiscal 2003, respectively. Our four largest customers accounted for approximately 18.9%, 13.4%, 11.9% and 10.2% of our revenue in the first quarter of 2004 and our three largest customers accounted for approximately 19.5%, 14.7% and 10.5% of our revenue in fiscal 2003.

We expect that we will continue to depend on a limited number of large companies for a significant portion of our revenue. In addition, our customer base could become more concentrated if, among other things, there is further consolidation among orthopedic device manufacturers. If a significant customer reduces or delays orders from us, terminates its relationship with us or fails to pay its obligations to us, our revenues could decrease significantly.

If we are unable to continue to improve our products and to develop new products, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.

We sell our products to customers in markets that are characterized by technological change, product innovation and evolving industry standards. We are continually engaged in product development and improvement programs, both in collaboration with our customers and independently. Our customers may engage in additional in-house development and manufacturing, and we may be unable to compete effectively with our independent competitors, unless we can continue to develop and assist our customers in developing innovative products. Our competitors’ product development capabilities could become more effective than ours, and their new products may get to market before our products, may be more effective or less expensive than our products or render our products obsolete. If one or more of these events were to occur, our business, financial condition and results of operation could be adversely affected. See “Business—Competition” for more information about our principal competitors.

We face competition from our customers’ in-house capabilities, established independent suppliers and potential new market entrants, and if we lose customers it could have an adverse effect on our revenue and operating results.

Our customers have varying degrees of development and manufacturing capabilities and one or more of them may seek to expand their in-house capabilities in the future. Many of our customers are larger and have greater financial and other resources than we do and can commit significant resources to product development and manufacturing. Most of our independent competitors are smaller companies, many of which have close customer relationships and either a low cost structure or highly specialized design or production capabilities. Our independent competitors may consolidate and some of our current and future competitors, either alone or in conjunction with their respective parent corporate groups, may have financial resources and research and development, sales and marketing and manufacturing capabilities or brand recognition that are greater than ours. In addition, the innovative nature of our markets may attract new entrants to the field. Our products may not be able to compete successfully with the products of other companies, which could result in the loss of customers and, as a result, decreased revenue and operating results.

If product liability lawsuits are brought against us or our customers our business may be harmed.

The manufacture and sale of our healthcare and other products, including our aerospace products, expose us to potential product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design or manufacturing flaws in, our products, or use of our products with components or systems not manufactured by us. Future product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time or money in litigation or otherwise require us to pay significant damages, which could adversely affect our earnings and financial condition.

We carry product liability insurance which is limited in scope and amount and may not be adequate to protect us against product liability claims that arise in the future. We may be unable to maintain this insurance at reasonable costs and on reasonable terms, if at all.

Our business strategy is based on certain assumptions about the orthopedic device market and the acceptance by our customers of our “Total Solutions” offering, which, if incorrect, may adversely affect our growth and profitability.

We believe that the aging of the general population and increasingly active lifestyles and other trends in the industry will increase the need for orthopedic implant products, which we expect to increase demand for our products. Our expectations regarding demand for our products could materially differ from actual demand if our assumptions regarding these trends and continued acceptance of our products by orthopedic device manufacturers and the end-user market prove to be incorrect.

Prior to our acquisition of Mettis we provided instruments and cases. The acquisition of Mettis, on June 11, 2003, enabled us to offer our customers complete implant systems—implants, instruments and cases. Our revenue to date have been derived primarily from the sale of implants, instruments and cases separately, or instruments and cases together, and we have derived relatively little revenue from sales of our Total Solutions offering. We cannot assure you that we will realize the expected benefits of our Total Solutions offering. Customers may not embrace our Total Solutions approach for a number of reasons, including a desire to maintain relationships with multiple outside suppliers or to rely on their in-house capabilities to develop and produce significant elements of their implant systems. In addition, we may not effectively implement our Total Solutions approach, including by not effectively managing our marketing, design, development or manufacturing activities across multiple product lines. Finally, if our competitors successfully replicate our products and services, then our Total Solutions approach may not provide us with a competitive advantage in the market. If we do not realize the expected benefits of our Total Solutions approach, we may not achieve our growth and profit goals.

Our operating results are subject to significant potential fluctuation and you should not rely on historical results as an indication of our future results.

Our operating results have fluctuated in the past and may vary significantly from quarter to quarter or year to year in the future due to a combination of factors, many of which are beyond our control. These factors include:

•	the timing of significant orders and shipments, including the effects of changes in inventory management practices by our customers;

•	the number, timing and significance of new products and product introductions and enhancements by us, our customers and our competitors;

•	changes in pricing policies by us and our competitors;

•	changes in treatment practices;

•	restrictions and delays caused by regulatory review of our customers’ products;

•	recalls of our customers’ products;

•	availability and cost of raw materials; and

•	general economic factors.

Our recent acquisition of Mettis may make it more difficult for us to evaluate and predict our future operating performance because our historical results of operations as a combined entity are limited and our audited financial statements only reflect the operations of Mettis since we acquired it in June 2003. Consequently, our historical results of operations may not give you an accurate indication of how we, together with the former Mettis operations, will perform in the future.

Our quarterly revenue and operating results may vary significantly in the future and period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of our future performance. We cannot assure you that our revenue will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in revenue or earnings from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

If we do not retain key individuals and retain and attract skilled manufacturing workers, we may not be able to operate successfully, and we may not be able to meet our strategic objectives.

Our success depends in part upon the retention of key managerial, sales and technical personnel, particularly skilled manufacturing workers. We compete for such personnel with other companies and other organizations, many of which are larger and have greater name recognition and financial and other resources than we do. There can be no assurance that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. The loss of key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect on our ability to operate successfully.

We compete with numerous precision manufacturing companies to attract and retain qualified and highly skilled manufacturing employees. Our Warsaw, Indiana facilities, in particular, face significant competition, including from certain of our customers and other companies located in or near Warsaw that are larger and have greater financial and other resources than we do, for skilled production employees. If we are not able to retain and attract skilled manufacturing employees, we may be unable to support our anticipated growth, which could adversely affect our profitability.

A significant shift in technologies or methods used in the treatment of damaged or diseased bone and tissue could make our products obsolete or less attractive.

The development of new technologies could reduce demand for our products. For example, pharmaceutical advances could result in non-surgical treatments gaining more widespread acceptance as a viable alternative to orthopedic implants. The emergence of new biological tissue-based or synthetic materials to regenerate damaged or diseased bone and to repair damaged tissue could increasingly minimize or delay the need for implant surgery and provide other biological alternatives to orthopedic implants. New surgical procedures could diminish demand for our instruments. A significant shift in technologies or methods used in the treatment of damaged or diseased bone and tissue could adversely affect demand for our products.

We depend on various third party suppliers, and in some cases a single third party supplier, for key components and raw materials used in our manufacturing processes and the loss of these sources could harm our business.

We use a number of raw materials, including titanium, cobalt chrome, stainless steel and nickel alloys, and various other components in our products. Although we generally believe these materials are readily available from multiple sources, from time to time we rely on a limited number of suppliers and in some cases on a single source vendor. For example, we obtain patented Radel R plastic, which is designed to withstand intense heat produced during frequent sterilizations, for use in our instrument handles and plastic cases from a single supplier. Any supply interruption in a limited or sole-sourced component or raw material could materially harm our ability to manufacture our products until a new source of supply, if any, could be found. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms if at all. This could interrupt our business or reduce the quality of our products.

If we are unable to manage changes in our business and our anticipated growth, our business could be harmed.

Our acquisition of Mettis on June 11, 2003 significantly increased the size and scope of our operations. Our business has continued to grow at a fast pace since the acquisition, and we believe we will continue to grow at a significant rate. Rapid growth of our business may place a strain on our managerial, operational and financial resources and systems. We are still in the process of completing our integration of Mettis’ business, and we cannot assure you that we will be successful in our integration efforts. We are also currently implementing new management information systems to assist us in consolidating our enterprise-wide operating and financial performance information. To execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. Any failure by us to implement our new management information systems, to integrate Mettis successfully, to develop our management, expand our work force or otherwise manage our growth effectively could have an adverse effect on our ability to achieve our business strategy. Our growth may be impaired if we are unable to meet the demands of our customers, which could result in our customers turning to alternative suppliers.

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth and strategic acquisitions, alliances and collaborations.

We have a significant amount of indebtedness. As of April 3, 2004, on an as adjusted basis giving effect to this offering and the application of proceeds herefrom, our total indebtedness, including current maturities, would have been $51.4 million, and we would have been able to borrow an additional $23.6 million under our new senior credit facility that we will enter into in connection with this offering. As of April 3, 2004, on an as adjusted basis, our required debt service obligations under the new senior credit facility would have been $1.8 million, $4.4 million, $6.1 million, $7.9 million and $9.6 million during 2004, 2005, 2006, 2007 and 2008, respectively.

Our indebtedness could:

•	make us more vulnerable to unfavorable economic conditions;

•	make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;

•	require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes;

•	make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements; and

•	make it more difficult to pursue strategic acquisitions, alliances and collaborations.

Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. We believe that, based upon current levels of operations, we will be able to meet our debt service obligations when due. Significant assumptions underlie this belief including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we might be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot assure you that refinancings or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

Our new senior credit facility will contain restrictions that limit our ability to pay dividends, incur additional debt, make acquisitions and make other investments.

In connection with this offering, we will enter into a new senior credit facility. The new senior credit facility will contain covenants that restrict our ability to make distributions to stockholders or other payments unless we satisfy certain financial tests and comply with various financial ratios. If we do not satisfy these tests or comply with these ratios, our creditors could declare a default under our debt instruments, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our new senior credit facility may be affected by changes in economic or business conditions beyond our control.

Our new senior credit facility will also contain covenants that limit our ability to incur indebtedness, acquire other businesses, make capital expenditures and impose various other restrictions. These covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. We may be unable to comply with the forgoing financial ratios or covenants and, if we fail to do so, we may be unable to obtain waivers from our lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our future capital needs are uncertain and we may need to raise additional funds in the future.

Our future capital needs are uncertain and we may need to raise additional funds in the future through debt or equity offerings. Our future capital requirements will depend on many factors, including:

•	revenue generated by sales of our products;

•	expenses incurred in manufacturing and selling our products;

•	costs of developing new products or technologies;

•	costs associated with capital expenditures;

•	costs associated with our expansion;

•	costs associated with regulatory compliance, including maintaining compliance with the quality system regulations imposed by the FDA; and

•	the number and timing of acquisitions and other strategic transactions.

As a result of these factors, we may need to raise additional funds, and these funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or convertible debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business strategy, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

We may not realize all of the sales expected from new product development programs.

We incur substantial expenses in developing and testing new products and related devices. The realization of additional revenue from new product development efforts is inherently subject to a number of important risks and uncertainties, including, directly or indirectly, end-user acceptance of the product, reimbursement approval of third-party payors such as Medicaid, Medicare and private insurers and, in some cases, FDA or comparable foreign regulatory approval of the product. In addition, our customers typically have no contractual requirement to purchase from us the products that we develop for their medical devices, and they could seek to have another supplier or in-house facilities manufacture products that we have developed for their medical devices. We also incur costs and make capital expenditures for new product development and production based upon certain estimates of production volumes for our existing and anticipated products. If the actual demand for our products is less than planned, our revenue and net income may decline.

Our earnings could decline if we write off goodwill or intangible assets created as a result of our various acquisitions.

As a result of our various acquisitions we have accumulated a substantial amount of goodwill, amounting to $125.8 million as of April 3, 2004, or approximately 45% of our total assets as of such date. Goodwill and certain intangible assets are not amortized but rather are tested for impairment by us annually or more frequently if an event occurs or circumstances develop that would likely result in impairment. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. We completed annual impairment tests as of October 1, 2003 and 2002 and concluded at those dates that no impairment of goodwill or intangible assets existed. During 2002, in connection with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, we recognized impairment of approximately $1.1 million, which is reflected as a cumulative effect of an accounting change in our statement of operations. In the future, we could recognize impairment of our goodwill or other intangible assets and that impairment could result in a charge to our results of operation and have an adverse effect on our financial condition.

We had net losses in fiscal years 2000 and 2001, and we may not be profitable in the future.

We experienced net losses of $5.9 million and $0.1 million in fiscal years 2000 and 2001, respectively. These net losses resulted primarily from interest expense on funds borrowed in connection with our 2000 recapitalization and other expenses related to the recapitalization. There can be no assurance that we will be profitable in the future.

We anticipate incurring a pre-tax charge of approximately $             million on the early extinguishment of debt in the quarter this offering is completed. As a result of this charge, it is likely we will report a net loss in that quarter.

If we are unable to protect our intellectual property and property rights, or are subject to intellectual property claims by third parties, our business could be harmed.

We rely on a combination of patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish and protect our proprietary rights to our technologies and products. We cannot guarantee that the steps we have taken or will take to protect our intellectual property rights will be adequate or that they will deter infringement, misappropriation or violation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expenses and may not adequately protect our intellectual property rights. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. If our trade secrets become known, we may lose our competitive advantages.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements with our employees, independent distributors and customers. We cannot assure you, however, that:

•	these agreements will not be breached;

•	we will have adequate remedies for any breach; or

•	trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

We hold licenses with third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

In addition, third parties may claim that we are infringing, misappropriating or violating their intellectual property rights. We could be found to infringe those intellectual property rights, which could affect our ability to manufacture any affected product. In addition, any protracted litigation to defend or prosecute our intellectual property rights could drain our financial resources, divert the time and effort of our management and cause customers to delay or limit their purchases of the affected product until resolution of the litigation.

Any litigation or claims against us, whether or not successful, could result in substantial costs and harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling or using any of our products that incorporate the challenged intellectual property, which could adversely affect our revenue;

•	obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and

•	redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do so.

Efforts to acquire other companies or product lines may divert our managerial resources away from our business operations, and if we complete an acquisition, we may incur or assume additional liabilities or experience integration problems.

We may seek to acquire businesses or product lines for various reasons, including to provide new product manufacturing and service capabilities, add new customers, increase penetration with existing customers or expand into new geographic markets. Our ability to successfully grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financings. These efforts could divert the attention of our management and key personnel from our business operations. If we complete acquisitions, we may also experience:

•	difficulties in integrating any acquired companies, personnel and products into our existing business;

•	delays in realizing the benefits of the acquired company or products;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated;

•	difficulties in retaining key employees of the acquired business who are necessary to manage these businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout our acquired companies; or

•	adverse customer reaction to the business combination.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets.

We are subject to certain risks associated with our foreign operations.

We have significant international operations, specifically in the United Kingdom and France. Certain risks are inherent in international operations, including:

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers who may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries that may exceed those in the United States and foreign earnings that may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;

•	general economic and political conditions in countries where we operate or where end-users of orthopedic devices reside may have an adverse effect on our operations;

•	difficulties associated with managing a large organization spread throughout various countries;

•	difficulties in enforcing intellectual property rights; and

•	required compliance with a variety of foreign laws and regulations.

If we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business as a whole.

Currency exchange rate fluctuations could have an adverse effect on our revenue and financial results.

We generate a significant portion of our revenue and incur a significant portion of our expenses in currencies other than U.S. dollars. To the extent that we are unable to match revenue received in foreign currencies with costs incurred in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results.

We may be adversely affected as a result of the long lead times required for sales of certain new products.

We often compete for business at the beginning of the development of new medical devices or upon customer redesign of existing medical devices. Our customers generally must obtain clearance or approval from the FDA before commercially distributing their products. Unless exempt, a new medical device must be approved for commercial distribution in the United States by the FDA through the 510(k) pre-market Notification Process or, in some cases, through the more burdensome pre-market approval, or PMA, process. It generally takes three to six months from the date of submission to the FDA to obtain 510(k) clearance and one to three years from the date of submission to the FDA to obtain approval through the PMA process, but in each case may take significantly longer. This results in long lead times for some of our customers’ new products, which may make it difficult in the short term for us to obtain sales of new products to replace any unexpected decline in sales of existing products.

We may be adversely impacted by work stoppages and other labor matters.

Currently, none of our employees are unionized. However, from time to time some of our employees have attempted to unionize at two of our facilities. In addition, some of our orthopedic device customers have unionized work forces. While we have not experienced any adverse effects from work stoppages or slow-downs at our customers’ facilities, work stoppages or slow-downs experienced by us, our suppliers or our customers or their suppliers could result in slow-downs or closures of facilities where our products are made or used. We cannot assure you that we will not encounter strikes, further unionization efforts or other types of conflicts with labor unions or our employees, which could have an adverse effect on our financial results.

If a natural or man-made disaster strikes one or more of our manufacturing facilities, we may be unable to manufacture certain products for a substantial amount of time and our revenue could decline.

We have nine manufacturing facilities, which are located in the United States, the United Kingdom and France. These facilities and the manufacturing equipment and personnel know-how that we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event that one of our facilities was affected by a disaster, we would be forced to attempt to shift production to our other manufacturing facilities or rely on third-party manufacturers, and our other facilities or a third-party manufacturer may not have the capability to effectively supply the affected products. Although we have insurance for damage to our property and the interruption of our business, this insurance may not be sufficient in scope or amount to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Our former independent public accountant, Arthur Andersen LLP, has ceased operations, and you may be unable to exercise effective remedies against it in any legal action.

Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for fiscal year 2001, including issuing an audit report with respect to our audited consolidated financial statements as of and for fiscal 2001 included elsewhere in this prospectus. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government’s investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the United States Securities and Exchange Commission, or SEC.

Arthur Andersen LLP has not reissued its audit report with respect to the audited consolidated financial statements included in this prospectus covered by such report. Furthermore, Arthur Andersen LLP has not consented to the inclusion or incorporation by reference of its audit report in the registration statement of which this prospectus forms a part or in any other filings we may make with the SEC. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our audited consolidated financial statements that are included elsewhere in this prospectus, the registration statement of which this prospectus forms a part or any other filing we may make with the SEC, including any claim under Sections 11 and 12 of the Securities Act of 1933, as amended, or the Securities Act. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements. In addition, in connection with any future capital markets transaction in which we are required to include financial statements that were audited by Arthur Andersen LLP, as a result of the foregoing investors may elect not to participate in any such offering or, in the alternate, may require us to obtain a new audit with respect to previously audited financial statements. Consequently, our financing costs may increase or we may miss attractive capital market opportunities.

Risks Related to Our Industry

Orthopedic device manufacturers have significant leverage over their independent suppliers and consolidation could increase their leverage, which could result in the loss of customers or force us to reduce our prices.

We compete with many distributors and manufacturers to develop and supply implants, surgical instruments and cases to a limited number of large orthopedic device manufacturers. As a result, orthopedic device manufacturers have historically had significant leverage over their independent suppliers. For example, independent suppliers like us are subject to continuing pressure from the major orthopedic device manufacturers to reduce the cost of products and services while maintaining quality levels. In recent years, the medical device industry has experienced substantial consolidation. If the medical device industry, and the orthopedic device industry in particular, continues to consolidate, competition to provide products and services to orthopedic device manufacturers may become more intense. Orthopedic device manufacturers may seek to use their market power to negotiate price or other concessions for our products. If we are forced to reduce prices or if we lose customers because of competition, our revenue and results of operations would suffer.

Our business is indirectly subject to healthcare industry cost containment measures that could result in reduced sales of or prices for our products.

Acceptance of our customers’ products by hospitals, outpatient centers and physicians depend on, among other things, reimbursement approval of third-party payors such as Medicaid, Medicare and private insurers. The continuing efforts of government, insurance companies and other payors of healthcare costs to contain or reduce those costs could lead to lower reimbursement rates or non-reimbursement for medical devices that use our products. If that were to occur, medical device manufacturers might insist that we lower prices on products related to the affected medical device or they might significantly reduce or eliminate their purchases from us of these related products, which could affect our profitability.

We and our customers are subject to substantial government regulation that is subject to change and could force us to make modifications to how we develop, manufacture and price our products.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Some of our manufacturing processes are required to comply with quality systems regulations, including current good manufacturing practice requirements that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. Further, some of our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA or other agencies. Failure to comply with applicable medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA or other regulatory agencies to grant future pre-market clearances or approvals, withdrawals or suspensions of current clearances or approvals and criminal prosecution.

In addition, orthopedic implants and other medical devices produced by our customers are subject to intensive regulation and potential pre-approval requirements by the FDA and similar international agencies that govern a wide variety of product activities from design and development to labeling, manufacturing, promotion, sales and distribution. Compliance with these regulations may be time consuming, burdensome and expensive for our customers and, indirectly, for us to the extent that our customers’ compliance depends on our operations. These regulations could negatively affect our customers’ abilities to sell their products, which in turn would adversely affect our ability to sell our products. This may result in higher than anticipated costs or lower than anticipated revenue.

The regulations that we and our customers are subject to are complex, change frequently and have tended to become more stringent over time. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state levels. In addition, these regulations may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we sell our products in foreign countries, we may be subject to rigorous regulation in the future. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenue.

If our customers fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals to commercially distribute our future products our ability to sell our products could suffer.

Some of our medical devices are subject to rigorous regulatory pre-approval by the FDA and other federal, state and foreign governmental authorities. Our customers are typically responsible for obtaining the applicable regulatory approval for the commercial distribution of our products. The process of obtaining this approval, particularly from the FDA, can be costly and time consuming, and there can be no assurance that our customers will obtain the required approvals on a timely basis, if at all. The FDA, for example, assigns medical devices to one of three classes which determines, among other things, the type and degree of FDA approval required to commercially distribute the device in the United States. We produce Class I, II and III devices. Class I devices are deemed to present little risk to patients and are generally exempt from FDA approval requirements. Class II devices can generally be commercially distributed only after the device has received “510(k) clearance”. The FDA will clear marketing of a medical device through the 510(k) process if certain design, testing and validation requirements are met and it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. This process generally takes three to six months, but may take substantially longer. Before a Class III device can be commercially distributed in the United States, a pre-market approval, or PMA, must be obtained from the FDA. The PMA process can be expensive and uncertain, requires detailed and comprehensive scientific and other data and generally takes between one and three years, but may take significantly longer. The commercial distribution of any products we develop that require regulatory clearance may be delayed. In addition, because we cannot assure you that any new products or any product enhancements we develop for commercial distribution in the United States will be exempt from the FDA market clearance requirements or subject to the shorter 510(k) clearance process, the regulatory approval process for our products or product enhancements may take significantly longer than anticipated by us or our customers.

We may be adversely affected by the impact of environmental and safety regulations.

We are subject to foreign, federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, and the management and disposal of hazardous materials and wastes; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws, regulations or permits, we could incur fines, penalties or other sanctions, which could have a material adverse effect on us. Environmental laws tend to become more stringent over time, and we could incur material expenses in the future relating to compliance with future environmental laws. In addition, we could be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. Such costs could be material. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

Risks Relating to this Offering

The price of our common stock may be volatile and you may not be able to sell your shares at or above the initial offering price.

Prior to this offering, there has been no public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained following this offering. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of the price that will prevail in the trading market. The market price for our common stock may decline below the initial public offering price and our stock price is likely to be volatile. You may not be able to sell your shares at or above the initial public offering price.

There has been significant volatility in the market price and trading volume of securities of companies operating in the medical device industry, which has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements regarding new products, significant contracts, acquisitions or strategic investments;

•	loss of any of our key management or technical personnel;

•	conditions affecting orthopedic device manufacturers or the medical device industry generally;

•	clinical trial results with respect or our customers’ medical devices;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or proprietary rights, or those of our competitors;

•	FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement practices;

•	public concern as to the safety of our products;

•	changes in health care policy in the United States and internationally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise additional capital;

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally, or lack of analyst coverage of our common stock;

•	sales of our common stock by our executive officers, directors and five percent stockholders or sales of substantial amounts of common stock; and

•	changes in accounting principles.

In the past, following periods of volatility in the market price of a particular company’s securities, litigation has often been brought against that company. If litigation of this type is brought against us, it could be extremely expensive and divert management’s attention and the company’s resources.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing common stock in this offering will, incur immediate dilution of $          in net tangible book value per share of common stock, based on an assumed initial public offering price of $          per share, the mid point of the filing range on the cover of this prospectus. Investors will incur additional dilution upon the exercise of outstanding stock options and outstanding warrants. In addition, if we raise funds by issuing additional securities, the newly issued shares will further dilute your percentage ownership of our company.

Requirements associated with being a public company will require significant company resources and management attention.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our voting stock is controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

Upon completion of this offering, the Olympus funds will own in excess of 50% of our outstanding shares of voting stock. As a result of this ownership, the Olympus funds will be able to direct our affairs and to approve any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of mergers or sales of substantially all our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. The Olympus funds may cause corporate actions to be taken even if the interests of the Olympus funds conflict with the interests of our other stockholders. See “Principal Stockholders.”

We are a “controlled company” within the meaning of the New York Stock Exchange rules and as a result will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Because the Olympus funds will own in excess of 50% of our outstanding shares of voting stock after the completion of this offering, we will be deemed a “controlled company” under the rules of the New York Stock Exchange, or the NYSE. As a result, we will qualify for, and intend to rely upon, the “controlled company” exception to the board of directors and committee requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of “independent directors,” and that our compensation committee and nominating and corporate governance committee be comprised solely of “independent directors” (as defined under the rules of the NYSE), so long as the Olympus funds continue to own more than 50% of our outstanding shares of voting stock. Upon completion of this offering, our board of directors will be comprised of seven persons, four of which will be representatives of the Olympus funds and, therefore, not “independent.” Furthermore, our compensation and nominations and corporate governance committees will not consist of a majority of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. See “Management—Board and Committee Corporation.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock or the perception that these sales could occur, the price of our common stock could decline.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the              shares of common stock sold in this offering and an additional              shares held by our existing stockholders will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional              million shares will be eligible for sale in the public market, subject to applicable manner of sale and other limitations under Rule 144 under the Securities Act. Following the expiration of the lock up period, parties to our stockholders agreement holding more than 50% of the shares subject to that agreement will be entitled, subject to certain exceptions, to demand registration rights with respect to the registration of shares under the Securities Act. If this right is exercised, holders of all shares subject to the stockholders agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated              shares of common stock will be subject to our stockholders agreement upon completion of the offering. See “Shares Eligible for Future Sale,” “Principal Stockholders” and “Underwriting.”

Our certificate of incorporation, our by-laws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of the Delaware General Corporation Law, our certificate of incorporation and our by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	providing for a classified board of directors with staggered terms;

•	requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board of directors to issue, without stockholder approval, up to shares of preferred stock with such terms as the board of directors may determine and an additional shares of our common stock.

We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15.0% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained. See “Description of Capital Stock.”

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements may be found throughout this prospectus, particularly under the headings “Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others. Forward-looking statements typically are identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “could,” “estimate,” “intend” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other “forward-looking” information based on currently available information. The factors listed above under the heading “Risk Factors” and in the other sections of this prospectus provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. These factors include, among other things, the following:

•	changes in general economic conditions in the United States and Europe;

•	our ability to retain existing customers and attract new customers;

•	the competitive nature of the orthopedic device market;

•	the pursuit of strategic acquisitions or encountering unforeseen difficulties in integrating acquisitions;

•	the degree to which we are leveraged and our significant debt service obligations;

•	the impact of work stoppages and other labor matters;

•	general economic or business conditions affecting the orthopedic device market being less favorable than expected;

•	our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis;

•	the unpredictability of intellectual property protection and maintenance and other intellectual property issues;

•	any future changes in management or loss of key personnel;

•	unforeseen problems associated with international sales and operations, including gains and losses from foreign currency exchange; and

•	implementation of or changes in laws, regulations or policies that could negatively affect the orthopedic device market.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, even if new information becomes available in the future. We note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of          shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs payable by us, will be approximately $          million, assuming an initial public offering price of $          per share, the midpoint of the range set forth on the cover of this prospectus. We intend to use approximately $36.4 million of the net proceeds from this offering to repay all of our existing subordinated indebtedness, $          million to repay a portion of our existing senior indebtedness and $          million to repurchase a portion of our outstanding shares of our preferred stock and preferred stock warrants. We are repurchasing these shares of preferred stock and preferred stock warrants in order to eliminate the liquidation preference and other rights of such shares and warrants and to provide additional liquidity to the holders of such shares and warrants. Our estimated offering costs include $2.0 million that we will pay Olympus Advisory Partners, Inc. as compensation for financial advisory services rendered by Olympus Advisory Partners to us in connection with the offering. We intend to use the net proceeds from the underwriters’ over-allotment option, to the extent exercised, to further reduce our borrowings under the new senior credit facility.

As of April 3, 2004, the existing indebtedness to be repaid from a portion of the net proceeds from this offering and the preferred stock and preferred stock warrants to be repurchased from a portion of the net proceeds consisted of the following:

•	approximately $36.4 million of our subordinated indebtedness, which bears interest at a rate of 12.0% per annum and has a final maturity of June 11, 2011;

•	approximately $ million under our term loans, which bear interest at a variable rate (5.4% weighted average interest rate at April 3, 2004) and have a final maturity of March 31, 2008 and March 31, 2009; and

•	approximately $ million in aggregate liquidation value of convertible preferred stock outstanding or issuable upon the exercise of preferred stock warrants, which accrue dividends at a rate of 8% per annum on the sum of the liquidation value plus all accumulated and unpaid dividends.

As of April 3, 2004, the Olympus funds held subordinated indebtedness with an aggregate principal balance of $8.0 million.

As of April 3, 2004, the number, aggregate liquidation value, including accrued but unpaid dividends, and holders of shares of our preferred stock outstanding or issuable upon the exercise of preferred stock warrants that we will repurchase with a portion of the net proceeds of this offering were as follows:

•	approximately shares of preferred stock outstanding or issuable upon the exercise of preferred stock warrants with an aggregate liquidation value, including accrued but unpaid dividends, of $ held by the Olympus funds;

•	approximately shares of preferred stock outstanding or issuable upon the exercise of preferred stock warrants with an aggregate liquidation value, including accrued but unpaid dividends, of $ held by Windjammer Mezzanine & Equity Fund II, L.P.;

•	approximately shares of preferred stock with an aggregate liquidation value, including accrued but unpaid dividends, of $ held by Mettis Group Limited;

•	approximately shares of preferred stock with an aggregate liquidation value, including accrued but unpaid dividends, of $ held by certain of our executive officers and directors; and

•	approximately shares of preferred stock outstanding or issuable upon the exercise of preferred stock warrants with an aggregate liquidation value, including accrued but unpaid dividends, of $ held by persons who are not affiliates of Symmetry.

In the aggregate, we expect that Olympus and its affiliates will receive approximately $             million of the net proceeds from this offering. See “Certain Relationships and Related Transactions.” All of our outstanding preferred stock and preferred stock warrants not repurchased will be converted into shares of our common stock or warrants to purchase our common stock prior to the completion of this offering.

DIVIDEND POLICY

We have not in the past paid, and do not expect for the foreseeable future, to pay dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. We expect that the payment of dividends by us to holders of our common stock will be prohibited by our new senior credit facility. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of April 3, 2004 on an actual basis and on a pro forma as adjusted basis giving effect to:

•	the sale of shares of common stock pursuant to this offering and the application of proceeds therefrom as described in “Use of Proceeds”;

•	the conversion of our outstanding common stock into shares of our new common stock and the conversion of our outstanding shares of preferred stock not repurchased into an aggregate of shares of our new common stock; and

•	the refinancing of our remaining senior indebtedness under a new senior credit facility.

You should read the following table in conjunction with the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of April 3, 2004
	Actual	Pro Forma As Adjusted
	(dollars in thousands, except share and per share data)
Long-term debt (including current maturities):
Existing senior credit facility:
Revolving credit facility	$4,484	$—
Term loan facility	94,700	—
New senior credit facility(1):
Revolving credit facility	—
Term loan facility	—
Senior subordinated notes(2)	30,984
Capital lease obligations	11,173
Other long-term debt	6

Total long-term debt	141,347
Shareholders’ equity:
Class A convertible preferred stock, $.01 par value per share; 150,000 shares authorized, actual; 101,625 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted(2)	118,147	—
Preferred stock, $.01 par value per share; no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $.0001 par value per share; 100,000,000 shares authorized, actual; shares authorized, pro forma as adjusted; 22,053,670 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	22
Additional paid-in capital	31,631
Unearned compensation	(43)
Retained earnings (deficit)(3)	(52,002)
Accumulated other comprehensive income	5,988

Total shareholders’ equity	103,743

Total capitalization	$245,090

(1)	Our new senior credit facility will provide for a $35 million term loan and a revolving credit facility that will provide for borrowings up to $40 million. We intend to use the net proceeds from the underwriters’ over-allotment option, to the extent exercised, to further reduce our borrowings under the new senior credit facility.
(2)	See “Certain Relationships and Related Transactions—Repurchase of Preferred Stock, Subordinated Debt and Preferred Stock Warrants” for a description of the net proceeds being used to repay subordinated indebtedness and repurchase of shares of preferred stock or preferred stock warrants held by our directors, executive officers and principal stockholders.
(3)	A charge of approximately $ million will be incurred upon the early extinguishment of debt. This charge includes $ million of unamortized discount recorded upon the issuance of the subordinated notes and deferred debt issuance costs.

The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of April 3, 2004. This number excludes, as of April 3, 2004:

•	shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of our common issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our stock option plans.

DILUTION

Our pro forma net tangible book value as of April 3, 2004 was $(39.7) million, or $         per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding at April 3, 2004. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

After giving effect to our sale of the         shares of common stock offered in this offering, based upon an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, our pro forma net tangible book value as of April 3, 2004 would have been approximately $         million, or $         per share of common stock. This represents an immediate increase in pro forma net tangible book value to our existing stockholders of $         per share and an immediate dilution to new investors in this offering of $         per share. The following table illustrates this per share dilution in pro forma net tangible book value to new investors:

Assumed initial public offering price per share		$

Historical net tangible book value per share as of April 3, 2004
Decrease per share due to exchange of all shares of preferred stock and exercise of warrants	$

Pro forma net tangible book value per share as of April 3, 2004
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

The following table summarizes, as of April 3, 2004, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the aggregate cash consideration paid to us, the average price per share paid by existing stockholders and the average price per share paid by new investors purchasing shares of common stock in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses. The calculation below is based on an offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New public investors

Total		100%		$100%

The foregoing discussion and tables assume no exercise of the following warrants and options outstanding as of April 3, 2004:

•	shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $ per share;

•	shares of our common issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our stock option plans.

To the extent that all outstanding options and warrants are exercised, your investment will be further diluted by an additional $             per share. In that event, the total number of shares of common stock purchased from us by our existing stockholders would be             , the aggregate cash consideration paid to us by our existing stockholders would be $             and the average price per share paid by existing stockholders would be $           per share. In addition, you will incur additional dilution to the extent we may grant more options or warrants in the future with exercise prices below the initial public offering price.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately         % and our new investors would own approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

Symmetry Medical Inc.

The following table sets forth our selected consolidated financial data as of and for the periods indicated. We derived the consolidated statement of operations data for fiscal years 2001, 2002 and 2003 and the consolidated balance sheet data as of the last day of fiscal years 2002 and 2003 from our audited consolidated financial statements for such periods and dates, which appear elsewhere in this prospectus. Our consolidated financial statements as of and for fiscal years 2002 and 2003 have been audited by Ernst & Young LLP, and our consolidated financial statements as of and for fiscal year 2001 have been audited by Arthur Andersen LLP. For more information, see “Experts.” We derived the consolidated statement of operations data for fiscal years 1999 and 2000 and the consolidated balance sheet data as of the last day of fiscal years 1999, 2000 and 2001 from our audited consolidated financial statements for such periods and dates, which are not included in this prospectus. The financial information for the three months ended March 29, 2003, and as of and for the three months ended April 3, 2004, was derived from our unaudited consolidated financial statements for such periods and dates, which appear elsewhere in this prospectus, and in the opinion of management, contains all adjustments necessary for a fair presentation of the consolidated financial data. Our historical results are not necessarily indicative of the operating results that may be expected in the future. You should read the following information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year					(unaudited) Three Months Ended
	1999	2000	2001	2002	2003(1)	March 29, 2003	April 3, 2004
	(dollars in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$47,912	$61,203	$66,495	$65,395	$122,029	$17,823	$45,838
Cost of revenue	34,036	43,005	48,205	47,859	86,124	12,184	33,255

Gross profit	13,876	18,198	18,290	17,536	35,905	5,639	12,583
Selling, general and administrative expenses	8,328	9,862	10,494	9,440	17,115	2,894	5,495

Operating income	5,548	8,336	7,796	8,096	18,790	2,745	7,088
Interest expense, net	2,134	2,835	5,070	4,968	10,172	1,206	3,539
Loss on debt extinguishment	—	—	—	—	1,436 (2)	—	—
Interest rate swap valuation(3)	—	—	847	979	(1,358)	(140)	371
Expenses related to recapitalization	—	14,179	—	—	—	—	—
Other expense (income)	(173)	28	290	(42)	(374)	(119)	(185)

Income (loss) before income taxes and cumulative effect of change in accounting	3,587	(8,706)	1,589	2,191	8,914	1,798	3,363
Provision (benefit) for income taxes	1,978	(2,775)	1,400	841	3,009	607	1,153

Net income (loss) before cumulative effect of accounting change	1,609	(5,931)	189	1,350	5,905	1,191	2,210
Cumulative effect of change in accounting(4)	—	—	(293)	(1,146)	—	—	—

Net income (loss)	1,609	(5,931)	(104)	204	5,905	1,191	2,210
Preferred stock dividends	—	(683)	(3,185)	(4,410)	(7,028)	(1,151)	(2,316)

Net income (loss) applicable to common shareholders	$1,609	$(6,614)	$(3,289)	$(4,206)	$(1,123)	$40	$(106)

	Fiscal Year					(unaudited) Three Months Ended
	1999	2000	2001	2002	2003(1)	March 29, 2003	April 3, 2004
	(dollars in thousands, except share and per share data)
Basic per share:
Net income (loss) applicable to common shareholders before cumulative effect of accounting change	$0.35	$(1.15)	$(0.32)	$(0.32)	$(0.07)	$0.00	$0.00

Cumulative effect of accounting change, net of tax	—	—	(0.03)	(0.12)	—	—	—

Net income (loss)	$0.35	$(1.15)	$(0.35)	$(0.44)	$(0.07)	$0.00	$0.00

Diluted per share:
Net income (loss) applicable to common shareholders before cumulative effect of accounting change	$0.32	$(1.15)	$(0.32)	$(0.32)	$(0.07)	$0.00	$0.00

Cumulative effect of accounting change, net of tax	—	—	(0.03)	(0.12)	—	—	—

Net income (loss)	$0.32	$(1.15)	$(0.35)	$(0.44)	$(0.07)	$0.00	$0.00

Weighted average common shares outstanding:
Basic	4,594,415	5,742,007	9,466,560	9,537,081	16,293,112	9,537,081	21,767,670
Diluted	5,094,415	5,742,007	9,466,560	9,537,081	16,293,112	9,580,281	21,767,670
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$279	$642	$835	$781	$2,348	N/A	$1,007
Working capital	1,044	5,006	10,533	9,587	36,064	N/A	39,923
Total assets	55,120	62,091	59,714	63,554	266,597	N/A	277,644
Long-term debt and capital lease obligations less current portion	14,948	46,244	48,641	47,234	129,696	N/A	133,097
Redeemable preferred stock	—	—	—	3,530	—	N/A	—
Total stockholders’ equity (deficit)	16,465	(1,630)	(1,629)	(1,121)	100,390	N/A	103,743

Other Financial Data
Depreciation and amortization	$3,789	$4,311	$4,151	$2,744	$6,662	$732	$2,682

(1)	Includes the results of Mettis since its acquisition on June 11, 2003.
(2)	In fiscal 2003, we refinanced substantially all of our existing indebtedness as part of the financing of the acquisition of Mettis, resulting in a loss on debt extinguishment of $1,436.
(3)	We enter into interest rate swap agreements to offset against changes in interest rates on the Company’s variable rate long-term debt. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, these agreements do not qualify for hedge accounting and accordingly, changes in the fair market value of such agreements are recorded each period in earnings.
(4)	For fiscal 2001, reflects the cumulative effect of change in accounting principles resulting in the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. For fiscal 2002, reflects a write-off of goodwill in connection with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.” Upon completion of the adoption of SFAS No. 142, we determined that the fair market value of the goodwill was lower than book value for one reporting unit, which resulted in an impairment charge.

Mettis (UK) Limited

The following table sets forth selected consolidated financial data of Mettis as of and for the periods indicated. We derived the consolidated statements of operations data for the fiscal years ended March 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of March 31, 2002 and 2003 from Mettis’ audited consolidated and combined financial statements for such periods and dates, which appear elsewhere in this prospectus. Mettis’ consolidated and combined financial statements as of and for the fiscal years ended March 31, 2001, 2002 and 2003 have been audited by PricewaterhouseCoopers LLP. You should read the following together with Mettis’ consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended March 31,
	2001	2002	2003
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenue	$64,978	$71,556	$84,466
Cost of revenue	44,175	50,723	60,307

Gross profit	20,803	20,833	24,159
Research and development	12	8	186
Sales and marketing	1,856	2,166	2,394
General and administrative expenses	4,262	4,649	6,131
Amortization of goodwill	6,488	6,372	—

Operating income	8,185	7,638	15,448
Interest expense	(14,093)	(14,125)	(15,239)
Interest income	1,746	762	720
Other income (expense)	(2)	2	165

Net income (loss) before income taxes and change in accounting principle	(4,164)	(5,723)	1,094
Provision for income taxes	2,597	1,754	1,504

Income (loss) before change in accounting principle	(6,761)	(7,477)	(410)
Net effect of change in accounting principle	—	(2,039)	—

Net income (loss)	$(6,761)	$(9,516)	$(410)

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	N/A	$1,125	$2,496
Working capital	N/A	9,570	12,328
Total assets	N/A	124,365	134,494
Long-term obligations less current portion	N/A	130,430	138,315
Total Shareholder’s net investment	N/A	(27,236)	(28,546)

Other Financial Data:
Depreciation & Amortization	$9,488	$10,284	$4,684

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

We derived the following unaudited pro forma consolidated statements of operations by applying pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statements of operations for fiscal year 2003 and the three months ended March 29, 2003 give effect to the acquisition of Mettis, the sale of              shares of common stock pursuant to this offering and the application of proceeds therefrom as described in “Use of Proceeds,” the conversion of our outstanding shares of preferred stock not repurchased into an aggregate of              shares of our common stock and the refinancing of our remaining senior indebtedness under a new senior credit facility, as if such transactions had been completed at the beginning of the earliest period presented. We completed the Mettis acquisition on June 11, 2003. The unaudited pro forma consolidated statement of operations for the three months ended April 3, 2004, give effect to the same transactions other than the Mettis acquisition, which is already reflected in our consolidated statement of operations for such period. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated statements of operations.

The following unaudited pro forma consolidated statements do not give effect to an anticipated pre-tax charge of approximately $     million related to the early extinguishment of debt. This anticipated charge includes the write-off of unamortized debt issuance costs and the unamortized amount of the discount recorded of $     million upon the issuance of our senior subordinated notes.

The unaudited pro forma consolidated statements of operations should not be considered indicative of actual results that would have been achieved had the acquisition of Mettis been consummated at the beginning of the periods indicated and do not purport to indicate consolidated results of operations as of any future period. The unaudited pro forma consolidated statements of operations should be read in conjunction with the information contained in “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Symmetry and Mettis appearing elsewhere in this prospectus.

SYMMETRY MEDICAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	Three Months Ended March 29, 2003
	Symmetry Medical Inc.	Mettis (UK) Limited(a)	Acquisition Adjustments		Pro Forma Combined	Offering Adjustments		Pro Forma As Adjusted
Consolidated Statements of Operations:
Revenue	$17,823	$22,401	$—		$40,224	$—			$40,224
Cost of revenue	12,184	15,976	420	(b)	28,580	—			28,580

Gross profit	5,639	6,425	(420)		11,644	—			11,644
Selling, general and administrative expenses	2,894	2,883	150	(c)	5,926	—			5,926

Operating income	2,745	3,542	(570)		5,717	—			5,717
Other (income) expense:
Interest expense	1,206	3,423	(1,357	)(d)	3,272	(1,986	)(f)		1,286
Loss on debt extinguishment	—	—	—		—	—			—
Interest rate swap valuation	(140)	86	—		(54)	—			(54)
Other expense (income)	(119)	(37)	—		(156)	—			(156)

Income before income taxes	1,798	70	787		2,655	1,986			4,641
Income tax expense	607	95	195	(e)	897	672	(e)		1,569

Net income (loss)	1,191	(25)	592		1,758	1,314			3,072
Preferred stock dividends	(1,151)	—	—		(1,151)	1,151	(h)		—

Net income (loss) applicable to common shareholders	$40	$(25)	$592		$607	$2,465			$3,072

Net income (loss) per share:
Basic	$0.00				$0.02			$

Diluted	$0.00				$0.02			$

Other Financial Data:
Depreciation and amortization	$732	—	$181		$913	—			$913

SYMMETRY MEDICAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	Fiscal Year 2003
	Symmetry Medical Inc.	Mettis (UK) Limited(a) January 1 to March 31, 2003	Mettis (UK) Limited April 1 to June 11, 2003	Acquisition Adjustments			Pro Forma Combined	Offering Adjustments		Pro Forma As Adjusted
Consolidated Statements of Operations:
Revenue	$122,029	$22,401	$13,925	$			$158,355	$—			$158,355
Cost of revenue	86,124	15,976	9,841		448	(b)	112,389	—			112,389

Gross profit	35,905	6,425	4,084		(448)		45,966	—			45,966
Selling, general and administrative expenses	17,115	2,883	3,237		273	(c)	23,508	—			23,508

Operating income	18,790	3,542	847		(721)		22,458	—			22,458
Other (income) expense:
Interest expense	10,172	3,423	2,855		(2,613	)(d)	13,837	(10,325	)(f)		3,512
Loss on debt extinguishment	1,436	—	—		—		1,436	(1,436	)(g)		—
Interest rate swap valuation	(1,358)	86	—		—		(1,272)	—			(1,272)
Other expense (income)	(374)	(37)	—		—		(411)	—			(411)

Income (loss) before income taxes	8,914	70	(2,008)		1,892		8,868	11,761			20,629
Income tax expense (benefit)	3,009	95	(682)		575	(e)	2,997	3,976	(e)		6,973

Net income (loss)	5,905	(25)	(1,326)		1,317		5,871	7,785			13,656
Preferred stock dividends	(7,028)	—	—		—		(7,028)	7,028	(h)		—

Net income (loss) applicable to common shareholders	$(1,123)	$(25)	$(1,326)		$1,317		$(1,157)	$14,813			$13,656

Net income (loss) per share:
Basic	$(0.07)						$(0.04)			$

Diluted	$(0.07)						$(0.04)			$

SYMMETRY MEDICAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	Three Months Ended April 3, 2004
	Symmetry Medical Inc.	Offering Adjustments		Pro Forma As Adjusted
Consolidated Statement to Operations:
Revenue	$45,838	$—			$45,838
Cost of revenue	33,255	—			33,255

Gross profit	12,583	—			12,583
Selling, general and administrative expenses	5,495	—			5,495

Operating income	7,088	—			7,088
Other (income) expense:
Interest expense	3,539	(2,169	)(f)		1,370
Loss on debt extinguishment	—	—			—
Interest rate swap valuation	371	—			371
Other expense (income)	(185)	—			(185)

Income (loss) before income taxes	3,363	2,169			5,532
Income tax expense	1,153	744	(e)		1,897

Net income (loss)	2,210	1,425			3,635
Preferred stock dividends	(2,316)	2,316	(h)		—

Net income (loss) applicable to common shareholders	$(106)	$3,741			$3,635

Net income (loss) per share:
Basic	$0.00			$

Diluted	$0.00			$

Other Financial Data:
Depreciation and amortization	$2,682				$2,682

SYMMETRY MEDICAL INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

The unaudited pro forma consolidated statements of operations give effect to the following adjustments:

(a)	Mettis’ fiscal year ended on March 31 of each year. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2003 includes the results of operations of Mettis for the three month period ended March 31, 2003. The unaudited consolidated pro forma statements of operations for fiscal 2003 includes the results of operations for Mettis for the period from January 1, 2003 to March 31, 2003 and April 1, 2003 to June 11, 2003, the date of its acquisition.

(b)	Reflects the adjustment to cost of revenue to reflect the write-up of inventory and property, plant and equipment of Mettis related to the application of purchase accounting in connection with the Mettis acquisition.

(c)	Reflects the adjustment to historical selling, general and administrative expenses to reflect amortization expense related to the finite life intangible assets recorded in connection with the Mettis acquisition.

(d)	Reflects the net change in interest expense as a result of the new financing arrangements entered into to fund the Mettis acquisition including the incurrence of $98.0 million of term loan indebtedness under our senior credit facility with a variable interest rate based upon LIBOR plus 400 to 450 basis points, as defined, the issuance of $36 million of senior subordinated notes at a fixed interest rate of 12%, offset by the removal of historical interest expense related to Mettis and our prior senior credit facility and subordinated notes.

The individual components of the net change in interest expense are as follows:

	Three Months Ended March 29, 2003	Fiscal Year 2003
Interest expense as reported for Symmetry Medical Inc. and Mettis (UK) Limited	$4,629	$16,450
Removal of Mettis (UK) Limited historical interest expense	(3,423)	(6,278)
Removal of prior senior credit facility and subordinated note interest	(450)	(794)
Pro forma interest expense associated with the issuance of $98.0 million of term debt (reduced for monthly principal payments) for the period from January 1 to June 11, 2003 at an assumed rate of 5.44%.	1,328	2,366
Pro forma interest expense associated with the issuance of $36.0 million of senior subordinated notes for the period from January 1 to June 11, 2003 at a rate of 12% (including amortization of discount of $0.1 million and $0.2 million, respectively).	1,188	2,093

Net adjustment	(1,357)	(2,613)

Pro forma combined interest expense	$3,272	$13,837

(e)	Reflects the income tax adjustment required to reflect the pro forma income tax provision at an effective tax rate of 33.8% for the three months ended March 30, 2003 and the fiscal year 2003 and 34.3% for the three months ended April 3, 2004.

(f)

The adjustment reflects the removal of interest expenses, including amortization of deferred debt issuance costs and discounts, associated with the $36.0 million senior subordinated notes and borrowings under the existing senior credit facility as these borrowings will be repaid from the net proceeds of the offering and borrowings under a $36.0 million term loan under our new senior credit facility. This reduction of expense is offset by the inclusion of interest expense, including amortization of deferred debt issuance costs, related to the new $36 million term loan. The net of these adjustments results in $4 million of pro forma as adjusted interest expense, which consists of $2.5 million of historical interest expense on capital leases, interest rate swaps and the revolving line of credit combined with the addition of interest expense on the new term loan of $1.5 million at an annual interest rate of 3.36%.

(g)	Reflects the elimination of a $1.4 million loss on debt extinguishment we incurred in fiscal 2003 related to the write-off of unamortized debt issuance costs resulting from the extinguishment of substantially all of our then-existing debt arrangements.

(h)	Reflects the elimination of dividends associated with our Class A preferred stock. All of our existing Class A preferred stock will be repurchased or converted into shares of common stock in connection with this offering. Each share of preferred stock that is not repurchased will be converted into that number of shares of our new common stock determined by dividing its liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the conversion date by 85% of the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the “Selected Consolidated Financial Data” section and the “Unaudited Pro Forma Consolidated Statements of Operations” section of this prospectus and the consolidated financial statements of each of Symmetry and Mettis, and the notes to those statements, included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” and “Forward Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are the world’s largest independent provider of implants and related instruments and cases to orthopedic device manufacturers. We also design, develop and produce these products for companies in other segments of the medical device market, including dental, osteobiologic and endoscopy sectors, and provide limited specialized products and services to non-healthcare markets.

We acquired Mettis on June 11, 2003 for aggregate consideration of approximately $164 million. Mettis is a leading manufacturer of forged, cast and machined implants for global orthopedic device manufacturers. This acquisition added implants to our product offerings and increased our European presence. We now offer a comprehensive line of implants, surgical instruments and cases for orthopedic device manufacturers on a global basis. In fiscal 2003 on a pro forma basis for the Mettis acquisition, we had revenue of $158.4 million, operating income of $22.5 million and net income of $5.3 million.

Our acquisition of Mettis enabled us to offer our customers Total Solutions for complete implant systems – implants, instruments and cases. While our revenue to date have been derived primarily from the sale of implants, instruments and cases separately, or instruments and cases together, our ability to provide Total Solutions for complete implant systems has already proven to be attractive to our customers and we expect this capability will provide us with growth opportunities. In addition, we expect that our Total Solutions capability will increase the relative percentage of value added products that we supply to our customers.

Our revenue from the sale of implants, instruments, cases and other products and services represented 37.1%, 32.1%, 23.0% and 7.7%, respectively, of our revenue in the first quarter of 2004 and 27.2%, 37.4%, 29.6% and 5.7%, respectively, of our revenue in fiscal 2003.

During fiscal 2003, we sold our products and services to approximately 500 customers, including 72 new customers. Our four largest customers accounted for approximately 18.9%, 13.4%, 11.9% and 10.2% of our revenue in the first quarter of 2004 and our three largest customers accounted for 19.5%, 14.7% and 10.5% of our revenue in fiscal 2003. Our ten largest customers collectively accounted for approximately 71.3% and 68.3% of our revenue in the first quarter of 2004 and fiscal 2003, respectively. Within each of our largest customers, we typically serve several product teams and facilities, which diminishes our reliance on any single purchasing decision. Approximately 68.7%, 20.6% and 10.7% of our revenue in the first quarter of 2004 and approximately 73.2%, 16.1% and 10.7% of our revenue in fiscal 2003 was from sales to customers in the United States, United Kingdom and other foreign countries, respectively.

We have well-established relationships with our major customers and these relationships to a significant extent involve the sale of products that we have developed or modified specifically for our customers’ particular product lines. In connection with the launch of a new implant system, our customers typically provide a customized implant-specific instrument set in cases to end users (hospitals, outpatient centers and physicians) for use with the new implant system. As a result, our sales of instruments and cases in any particular period are significantly impacted by the amount of new product launch activity by our customers.

As a result of the Mettis acquisition, we have significant operations in the United Kingdom. Consequently, a significant portion of our operating results are generated in currencies other than the U.S. dollar, principally the pound sterling and euro. Our operating results are therefore impacted by exchange rate fluctuations to the extent we are unable to match revenue received in such currencies with costs incurred in such currencies. We intend to manage our exposure to exchange rate fluctuations through the use of foreign currency exchange contracts.

Historically, we have had a significant amount of variable rate long-term indebtedness. We have managed our exposure to changes in interest rates by entering into interest rate swap agreements. These agreements do not qualify for hedge accounting under the applicable accounting guidelines and, as a result, we are required to record changes to the fair market value of these agreements in our statement of operations for each period. We recorded interest rate swap valuation expense (income) of $0.4 million, ($0.1) million, ($1.4) million, $1.0 million and $0.8 million in the first quarter of 2004, the first quarter of 2003, fiscal 2003, fiscal 2002 and fiscal 2001, respectively. For additional information regarding our interest rate swap agreements, see “—Quantitative and Qualitative Disclosures about Market Risks—Interest Rate Risk.”

Our management reviews and analyzes several trends and key performance indicators in order to manage our business. To assist us in evaluating our capacity, we monitor long-term trends in the orthopedic industry, which currently includes the growing elderly population, general aging of the population, affluent and active “baby boomers”, improving technologies that expand the market, including minimally invasive surgeries, and other factors. Further, we consider the information obtained from discussions with our customers on the upcoming demand for our products, including new product launches. We use this information to determine an appropriate level of capital expenditures to meet the anticipated demand for our products. To this end, we are in the midst of finishing construction and starting-up operations at our new UK facility, which we expect to complete in August 2004. We anticipate that this facility will be effectively utilized soon after it is available for production.

On an ongoing basis, our management considers several variables associated with the ongoing operations of the business, including scheduled production, utilization of machinery and equipment, monitoring purchasing activity and inventory levels and associated costs, headcount, overhead costs, and selling and general and administrative expenses. Although we are currently focused on increasing the size, level and effectiveness of our sales force and marketing expenses, we do not expect these investments to negatively impact our ongoing operating margins or liquidity.

Our revenues are affected by changes in the number and size of orders and the timing of delivery dates. Our revenues have fluctuated in the past and may vary in the future due to the effects of changes in inventory management practices and new product introductions by our customers.

Results of Operations

The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated. Fiscal 2003 operating data in the table below includes the results of Mettis since its acquisition on June 11, 2003. The pro forma operating data shown in the table below for the first quarter of 2003 gives effect to the Mettis acquisition as if it had been consummated on December 29, 2002, the first day of such period. We have included this pro forma operating data for the first quarter of 2003 to better facilitate a comparison to our operating results for the first quarter of 2004, which include the results of operations for Mettis for the entire period. See “Unaudited Pro Forma Consolidated Statements of Operations” for further information regarding the calculation of this pro forma financial information. Interest expense for the periods presented is primarily attributable to indebtedness incurred in connection with our October 2000 recapitalization and our June 2003 acquisition of Mettis. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

We use the term “Symmetry” in this section to refer to Symmetry’s business on a stand alone basis without giving effect to the Mettis acquisition, in order to distinguish changes in Symmetry’s business on a stand alone basis without giving effect to the Mettis acquisition from changes in our business attributable to the Mettis acquisition.

	Fiscal Year			Three Months Ended
	2001	2002	2003	March 29, 2003	Pro Forma March 29, 2003	April 3, 2004
Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	72.5	73.2	70.6	68.4	71.2	72.5

Gross profit	27.5	26.8	29.4	31.6	28.8	27.5
Selling, general and administrative expenses	15.8	14.4	14.0	16.2	14.6	12.0

Operating income	11.7	12.4	15.4	15.4	14.2	15.5
Interest expense	7.6	7.6	8.3	6.8	8.1	7.7
Loss on debt extinguishment	—	—	1.2	—	—	—
Interest rate swap valuation expense (income)	1.3	1.5	(1.1)	(0.8)	(0.3)	0.8
Other expense (income)	0.4	(0.1)	(0.3)	(0.7)	(0.4)	(0.4)

Income before income taxes and cumulative effect of change in accounting principle	2.4	3.4	7.3	10.1	6.8	7.4
Provision for income taxes	2.1	1.3	2.5	3.4	2.3	2.5

Net income before cumulative effect of change in accounting principle	0.3	2.1	4.8	6.7	4.5	4.9
Cumulative effect of change in accounting principle	(0.4)	(1.8)	—	—	—	—

Net income (loss)	(0.1%)	0.3%	4.8%	6.7%	4.5%	4.9%

Quarter Ended April 3, 2004 Compared to Quarter Ended March 29, 2003

Revenue. Revenue increased $28.0 million, or 157.2%, to $45.8 million in the first quarter of 2004 from $17.8 million in the first quarter of 2003. Revenue for each of our principal product categories in these periods were as follows:

	2003	2004
Product Category	(in millions)
Implants	$—	$17.0
Instruments	7.8	14.7
Cases	10.0	10.6
Non-healthcare and other	—	3.5

Total	$17.8	$45.8

This $28.0 million increase in revenue primarily resulted from the addition of $17.0 million of implant sales, $2.1 million of instrument sales, and $3.5 million of sales of other products and services in the first quarter of 2004 as a result of the Mettis acquisition. In addition, revenue from Symmetry’s instruments and cases increased by approximately $5.4 million in the first quarter of 2004. This increase in Symmetry’s revenue was the result of increased demand from its customers due primarily to their launches of new implant systems.

Gross Profit. Gross profit increased $6.9 million, or 123.1%, to $12.6 million in the first quarter of 2004 from $5.6 million in the first quarter of 2003. Of this increase, $5.2 million was the result of the Mettis acquisition, and the remainder was primarily due to higher revenue and comparable gross profit percentages by Symmetry. As a percentage of revenue, gross profit decreased to 27.5% of revenues in the first quarter of 2004 from 31.6% of revenue in the first quarter of 2003. This decrease reflects lower margins being realized on certain revenue attributable to the Mettis acquisition, primarily due to unusually high start-up inefficiencies at a U.K. facility associated with a customer’s new implant system launch as well as higher revenues from lower margin products.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.6 million, or 89.9%, to $5.5 million in the first quarter of 2004 from $2.9 million in the first quarter of 2003. Approximately $2.1 million of this increase was due to the Mettis acquisition and the remainder was primarily due to increases in selling expenses by Symmetry consistent with the overall increase in its revenue. As a percentage of revenue, selling, general and administrative expenses declined to 12.0% of revenues in the first quarter of 2004 from 16.2% of revenue in the first quarter of 2003. The decline in these expenses as a percentage of revenue is reflective of our distributing these costs over an increased revenue base.

Interest Expense. Interest expense increased $2.3 million, or 193.4%, to $3.5 million in the first quarter of 2004 from $1.2 million in the first quarter of 2003. This increase primarily reflects higher average borrowings during the first quarter of 2004 as compared to the first quarter of 2003 as a result of increased borrowings used primarily to finance a portion of the purchase price for Mettis. This increase in indebtedness included the issuance of $36.0 million of subordinated notes with an interest rate of 12% per annum, which increased interest expense by approximately $1.1 million in the first quarter of 2004. The remaining increase was primarily due to higher levels of borrowings under our senior credit facility.

Provision for Income Taxes. Our effective tax rate was 34.3% in the first quarter of 2004 as compared to 33.8% in the first quarter of 2003. Provision for income taxes increased by $0.5 million, or $90.0%, to $1.2 million in the first quarter of 2004 from $0.6 million in the first quarter of 2003. The increase in provision for income taxes in the first quarter of 2004 is due to our higher pre-tax earnings in that period.

Quarter Ended April 3, 2004 Compared to Pro Forma Quarter Ended March 29, 2003

Revenue. Revenue increased $5.6 million, or 14.0%, to $45.8 million in the first quarter of 2004 from $40.2 million in the first quarter of 2003 on a pro forma basis. Revenue for each of our principal product categories in these periods was as follows:

	Pro Forma 2003	2004
Product Category	(in millions)
Implants	$16.3	$17.0
Instruments	10.2	14.7
Cases	10.0	10.6
Non-healthcare and other	3.7	3.5

Total	$40.2	$45.8

This $5.6 million increase in revenue resulted from increased sales of Symmetry’s instruments and cases due to strong demand from its customers related to their launches of new implant systems.

Gross Profit. Gross profit increased $1.0 million, or 8.7%, to $12.6 million in the first quarter of 2004 from $11.6 million in the pro forma first quarter of 2003. The increase in gross profit is primarily attributable to the 14.0% increase in revenue over the comparable period in the prior year. As a percentage of revenue, gross profit decreased to 27.5% in the first quarter of 2004 compared to 28.8% in the pro forma first quarter of 2003. This decrease reflects lower margins being realized on certain revenue attributable to the Mettis acquisition, which was primarily due to unusually high start-up inefficiencies at a U.K. facility associated with a customer’s new implant system launch as well as higher revenues from lower margin products.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.4 million, or 6.4%, to $5.5 million in the first quarter of 2004 from $5.9 million in the pro forma first quarter of 2003. As a percentage of revenue, selling, general and administrative expenses declined to 12.0% of revenue in the first quarter of 2004 from 14.6% of revenue in the pro forma first quarter of 2003. This 2.6% decrease as a percentage of revenue was attributable to a modest reduction in administrative overhead combined with a 14.0% increase in revenue.

Interest Expense. Interest expense increased $0.3 million, or 8.6%, to $3.5 million in the first quarter of 2004 from $3.2 million in the pro forma first quarter of 2003. This increase primarily reflects higher average borrowings under our senior credit facility during the first quarter of 2004 as compared to pro forma first quarter of 2003.

Provision for Income Taxes. Our effective tax rate was 34.3% in the first quarter of 2004 as compared to 33.8% in the pro forma first quarter of 2003.

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenue. Revenue increased $56.6 million, or 86.6%, to $122.0 million in fiscal 2003 from $65.4 million in fiscal 2002. Revenue for each of our principal product categories in these periods was as follows:

	2002	2003
Product Category	(in millions)
Implants	$—	$33.3
Instruments	32.3	45.6
Cases	33.1	36.1
Non-healthcare and other	—	7.0

Total	$65.4	$122.0

This $56.6 million increase was primarily due to $33.3 million of implant sales, $3.7 million of instrument sales and $7.0 million of sales of other products and services after June 11, 2003 resulting from the Mettis acquisition. In addition, revenue from Symmetry’s instruments and cases increased by approximately $12.6 million in fiscal 2003 as compared to fiscal 2002. This increase in Symmetry’s revenue was the result of increased demand from its customers due primarily to their launches of new implant systems.

Gross Profit. Gross profit increased $18.4 million, or 104.8%, to $35.9 million in fiscal 2003 from $17.5 million in fiscal 2002. This increase in gross profit resulted from $11.7 million of additional gross profit related to increased implant and instrument revenue resulting from the Mettis acquisition coupled with higher revenue by Symmetry. As a percentage of revenue, gross margin increased to 29.4% in fiscal 2003 from 26.8% in fiscal 2002. The increase in gross profit as a percentage of revenue primarily resulted from increased sales of metal cases and instruments, which led to improved leverage of our labor and overhead costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.7 million, or 81.3%, to $17.1 million in fiscal 2003 from $9.4 million in fiscal 2002. This increase in expenses primarily resulted from $4.5 million of expenses attributable to the Mettis acquisition and increases in selling expenses on a stand-alone basis consistent with the overall increase in revenue. As a percentage of revenue, selling, general and administrative expenses decreased to 14.0% in fiscal 2003 from 14.4% in fiscal 2002.

Interest Expense. Interest expense increased $5.2 million, or 104.8%, to $10.2 million in fiscal 2003 from $5.0 million in fiscal 2002. This increase primarily reflects higher average borrowings as debt and capital lease obligations increased $85.0 million year over year primarily to finance the Mettis acquisition. This increase in debt included $36.0 million of subordinated notes with an interest rate of 12.0% per annum, which increased interest expense by approximately $2.2 million in fiscal 2003 with the remaining increase resulting from additional borrowings under our existing senior credit facility.

Loss on Debt Extinguishment. In fiscal 2003, we realized a $1.4 million loss on debt extinguishment related to the write-off of unamortized debt issuance costs resulting from the extinguishment of substantially all of our existing debt obligations prior to the acquisition of Mettis.

Provision for Income Taxes. Our effective tax rate was 33.8% in fiscal 2003 and 38.4% in fiscal 2002. Provision for income taxes increased by $2.2 million, or 257.8%, to $3.0 million in fiscal 2003 from $0.8 million in fiscal 2002. The increase in provision for income taxes for fiscal 2003 is due to our higher pre-tax earnings in that period.

Cumulative Effect of Accounting Change. In fiscal 2002, we recorded a cumulative effect of change in accounting principle of $1.1 million related to the adoption of SFAS No. 142, Goodwill and Intangible Assets. Upon adoption of SFAS No. 142, we completed the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the multiple market approach. Upon completion of the required assessments under SFAS No. 142, it was determined that the fair market value of a reporting unit was lower than book value, resulting in a transitional impairment charge of approximately $1.1 million.

Fiscal Year 2002 Compared to Fiscal Year 2001

Revenue. Revenue decreased $1.1 million, or 1.7%, to $65.4 million in fiscal 2002 from $66.5 million in fiscal 2001. Revenue for each of our principal product categories in these periods was as follows:

	2001	2002
Product Category	(in millions)
Implants	$—	$—
Instruments	36.5	32.3
Cases	30.0	33.1
Non-healthcare and other	—	—

Total	$66.5	$65.4

This decrease resulted from reduced instrument sales due to the delay of customer product launches during 2002 partially offset by increased sales from the introduction in fiscal 2002 of metal cases to our product line and increased sales from plastic cases due to an overall increase in market demand.

Gross Profit. Gross profit decreased $0.8 million, or 4.1%, to $17.5 million in fiscal 2002 from $18.3 million in fiscal 2001. As a percentage of revenue, gross profit decreased to 26.8% in fiscal 2002 from 27.5% in fiscal 2001. This decrease in gross margin resulted primarily from start up production costs related to the introduction of metal cases into our product line during 2002.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.1 million, or 10.0%, to $9.4 million in fiscal 2002 from $10.5 million in fiscal 2001. This decrease primarily resulted from our discontinuance of goodwill amortization related to our adoption of SFAS 142 in fiscal 2002, as we recorded $1.5 million of goodwill amortization expense in fiscal 2001 compared to none in fiscal 2002. This decrease was partially offset by increased employee compensation and other costs in fiscal 2002. As a percentage of revenue, selling, general and administrative expenses decreased to 14.4% in fiscal 2002 from 15.8% in fiscal 2001.

Provision for Income Taxes. Our effective tax rate was 38.4% in fiscal 2002 and 88.1% in fiscal 2001. Provision for income taxes decreased $0.6 million, or 39.9%, to $0.8 million in fiscal 2002 from $1.4 million in fiscal 2001. In fiscal 2001, our effective tax rate and provision for income taxes was impacted by the recognition of $0.4 million of a valuation allowance on foreign net operating loss carryforwards and $0.4 million of non-deductible amortization of intangible assets. Absent these items, our effective tax rate in fiscal 2001 would have been 36.8%.

Cumulative Effect of Accounting Changes. In fiscal 2001, we recorded a cumulative effect of change in accounting principle of $0.3 million related to the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities. During all periods following the date of our adoption of SFAS No. 133, changes in the fair value of our derivatives have been recognized in our statement of operations.

Liquidity and Capital Resources

Our principal sources of cash have included cash generated from operations, the issuance of private debt and equity and bank borrowings. Principal uses of cash have included acquisitions, debt service, capital expenditures and the financing of working capital. We expect that our principal uses of cash in the future will be to finance working capital, capital expenditures and service debt.

Cash Flows

The following table summarizes our primary sources of cash in the periods presented:

	Fiscal Year Ended			Three Months Ended
	2001	2002	2003	March 29, 2003	April 3, 2004
	(in thousands)
Cash provided by (used in):
Operating activities	$(908)	$4,875	$13,151	$2,099	$142
Investing activities	(2,325)	(6,565)	(171,944)	(439)	(4,347)
Financing activities	3,429	1,654	160,212	(814)	2,839
Effect of exchange rates on changes in cash	(3)	(18)	148	5	25

Net Increase (decrease) in cash and cash equivalents	$193	$(54)	$1,567	$851	$(1,341)

Operating Activities. We generated cash from operations of $0.1 million in the first quarter of 2004 compared to $2.1 million in the first quarter of 2003. Cash from operations decreased in the first quarter of 2004 due primarily to increases in inventory of $2.9 million and accounts receivable of $4.9 million, which is reflective of our increased revenue compared to the fourth quarter of 2003. Increases in accounts receivable and inventory were offset by an increase in net income, adjusted for non-cash items such as depreciation expense, as compared to the first quarter of 2003.

We generated cash from operations of $13.2 million in fiscal 2003 compared to $4.9 million in fiscal 2002. This increase is primarily the result of a $5.7 million increase in net income, adjusted for non-cash items, including depreciation expense, deferred income tax provision and loss on debt extinguishment. This increase was partially offset by increases in working capital, due primarily to increases in accounts receivable of $2.4 million and inventory of $4.0 million, which are in line with our year over year growth in revenue. In fiscal 2001, we used cash in operating activities of $0.9 million.

Investing Activities. Net cash used in investing activities was $4.3 million for the first quarter of 2004 compared to $0.4 million in the first quarter of 2003. This increase was primarily due to capital expenditures at one of our United Kingdom facilities to expand and enhance production efficiencies.

Net cash used in investing activities was $171.9 million for fiscal 2003 compared to $6.6 million for fiscal 2002. This increase was due to the cash paid for the Mettis acquisition of $163.1 million coupled with an increase in capital expenditures of $2.3 million. In fiscal 2001, net cash used in investing activities was $2.3 million.

Financing Activities. Financing activities generated cash of $2.8 million in the first quarter of 2004 compared to ($0.8) million in the first quarter of 2003 primarily due to increased borrowings on our revolving credit facility to fund capital expenditures offset by scheduled term loan debt service obligations.

Net cash provided by financing activities totaled $160.2 million for fiscal 2003 compared to $1.7 million in fiscal 2002. This increase was driven by cash generated to finance the Mettis acquisition, which included the issuance of $134.0 million in long-term indebtedness consisting of $98.0 million of borrowing under a senior credit facility and $36 million of subordinated notes, together with warrants to purchase common stock and preferred stock, and the sale of common and preferred stock for approximately $85.7 million. These items were partially offset by the extinguishment of our prior senior credit facility and scheduled debt maturities. In fiscal 2001, net cash provided by financing activities was $3.4 million.

Capital Expenditures

Capital expenditures totaled $4.3 million in the first quarter of 2004, compared to $0.4 million in the first quarter of 2003, and were primarily used to expand and enhance production efficiencies at one of our United Kingdom facilities. Capital expenditures totaled $8.8 million in fiscal 2003, $6.6 million in fiscal 2002 and $2.3 million in fiscal 2001 and were primarily for additional equipment used to increase production capacity and to implement process improvements, replace existing equipment and enhance our health, safety and environmental compliance. We expect capital expenditures for the remainder of fiscal 2004 to total approximately $6.3 million.

Debt and Credit Facilities

Current Facilities. In connection with the Mettis acquisition, we entered into a senior credit facility and issued senior subordinated notes together with warrants to purchase our common stock and preferred stock. We used borrowings under the senior credit facility and senior subordinated notes, as well as proceeds from the issuance of additional equity to fund the acquisition purchase price, refinance existing indebtedness and provide funds for working capital and general corporate purposes. The aggregate purchase price for the Mettis acquisition was approximately $163.9 million.

As of April 3, 2004, we had an aggregate of $141.3 million of outstanding indebtedness, which consisted of the following:

•	$4.5 million of revolving credit borrowings and an aggregate of $94.7 million of term loan borrowings under our existing senior credit facility;

•	$36.0 million of 12% senior subordinated notes due 2011, less unamortized discount on issuance of $5.1 million; and

•	$11.2 million of capital lease obligations.

Our existing senior credit facility provides for revolving credit facilities and letters of credit of $15.0 million and two term loans. The revolving credit facility and term loans bear interest at floating rates, which can be either a base rate, or at our option, a LIBOR rate plus an applicable margin. As of April 3, 2004, an aggregate of $94.7 million was outstanding under the term loans at a weighted average interest rate of 5.4%. As of April 3, 2004, there were $4.5 million borrowings outstanding under the revolving credit facility at a weighted average interest rate of 7.0%. We had no outstanding letters of credit as of April 3, 2004.

The term loans require quarterly payments of scheduled principal and interest, with annual scheduled principal payments increasing each year. Borrowings under the revolving credit facility mature in June 2009. The term loans mature in 2008 and 2009. Our obligations under our existing senior credit facility are secured by substantially all of our assets.

Our existing senior credit agreement contains various financial covenants, including covenants requiring a maximum ratio of total indebtedness to EBITDA, as defined in the senior credit agreement, a maximum ratio of senior debt to EBITDA, a minimum EBITDA amount, a minimum ratio of EBITDA to interest expense, a minimum ratio of EBITDA to fixed charges and a maximum amount of annual capital expenditures. The senior credit agreement also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, paying dividends, changes of control, incurring indebtedness, making loans and investments and transactions with affiliates. We were in compliance with our financial and restrictive covenants under our existing senior credit facility at the end of fiscal 2003 and at April 3, 2004.

In connection with the acquisition of Mettis, we borrowed an aggregate of approximately $36.0 million through the issuance of senior subordinated notes. We also issued to the purchasers of the senior subordinated notes warrants to purchase an aggregate of 80,842 shares of our common stock at a purchase price of $0.01 per share and warrants to purchase an aggregate of 3,530 shares of our class A preferred stock at a purchase price of $0.01 per share. The senior subordinated notes bear interest at 12% per annum and mature in 2011. The loan agreement relating to the senior subordinated notes contains various financial covenants, including covenants requiring a maximum ratio of total indebtedness to EBITDA, as defined in the loan agreement, a minimum EBITDA amount, a minimum ratio of EBITDA to interest expense, a minimum ratio of EBITDA to fixed charges and a maximum amount of annual capital expenditures. The loan agreement also contains covenants restricting certain corporate actions, including mergers and consolidations, additional indebtedness, liens, asset dispositions, investments, dividends, and other restricted payments and transactions with affiliates. In general, these financial covenants are less restrictive than the covenants contained in our existing senior credit facility. We were in compliance with our financial and restrictive covenants under the loan agreement related to senior subordinated notes at the end of fiscal 2003 and at April 3, 2004. Accrued interest under the senior subordinated notes is payable quarterly. The holders of our senior subordinated notes and warrants to purchase common stock and class A preferred stock include entities affiliated with Olympus Partners, which entities hold an aggregate of approximately $8.0 million principal amount of our senior subordinated notes, as well as warrants to purchase shares of common stock and class A preferred stock. See “Certain Relationships and Related Transactions — Sale of Promissory Notes and Warrants.”

We hold certain property and equipment pursuant to capital leases. As of April 3, 2004, these leases have future minimum lease payments of $2.9 million, $2.8 million, $2.2 million, $2.0 million and $1.6 million in each of the next 5 fiscal years. At April 3, 2004, we had total capital lease obligations of $11.2 million. We anticipate incurring additional capital lease obligations of $3.9 million in 2004.

We anticipate repaying our existing senior credit facility and our senior subordinated notes with the net proceeds from this offering together with proceeds from a new senior credit facility that we intend to enter into in connection with the completion of this offering. In addition, we expect to use approximately $         million of the net proceeds from this offering to repurchase a portion of our outstanding shares of preferred stock. Certain of our directors, executive officers and principal stockholders own shares of our preferred stock or preferred stock warrants and will receive a portion of these proceeds. See “Certain Relationships and Related Transactions — Repurchase of Preferred Stock, Subordinated Debt and Preferred Stock Warrants.”

New Senior Credit Facility.    In connection with this offering, we anticipate entering into a new $75.0 million senior secured credit facility, consisting of a $35.0 million five-year term loan and a $40.0 million five-year revolving credit facility. Assuming the sale of      shares of our common stock, at an assumed public offering price of $         per share, and the application of the net proceeds therefrom as described under “Use of Proceeds,” the amount of indebtedness outstanding under this new senior credit facility would have been approximately $51.4 million as of April 3, 2004. Borrowings under the new senior credit facility will bear interest at a floating rate, which will be either a base rate, or at our option, a LIBOR rate, plus an applicable margin. The new senior credit agreement will contain various financial covenants, including covenants requiring a maximum total debt to EBITDA ratio, minimum EBITDA to interest ratio and a minimum EBITDA to fixed charges ratio. The new senior credit agreement will also contain covenants restricting certain corporate actions, including asset dispositions, acquisitions, paying dividends, changes of control, incurring indebtedness, making loans and investments and transactions with affiliates. The new senior credit facility will be secured by substantially all of our assets. The new senior credit agreement will also contain customary events of default.

We believe that cash flow from operating activities, proceeds from this offering and borrowings under our new senior credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the foreseeable future, including at least the next twelve months. We do not need the proceeds of this offering to continue operations for the next twelve months. We regularly review acquisitions and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisition or other strategic opportunity.

Contractual Obligations and Commercial Commitments

The following table reflects our contractual obligations as of April 3, 2004:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)
Long-term debt obligations(1)	$130.2	$4.3	$27.4	$53.2	$45.3
Capital lease obligations	11.2	1.8	5.2	4.2	—
Operating lease obligations	4.5	1.7	2.5	0.3	—

Total	$145.9	$7.8	$35.1	$57.7	$45.3

(1)	Represents principal maturities only and, therefore, excludes the effects of interest and interest rate swaps.

The following table reflects our long-term debt obligations as of April 3, 2004 after giving effect to this offering and the application of proceeds therefrom as set forth under “Use of Proceeds” and the new senior credit facility:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)
Long-term debt obligations	$51.4	$1.8	$18.4	$31.2	—

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements include our operating leases and letters of credit. We had no letters of credit outstanding as of April 3, 2004.

Certain Charges Related to this Offering

We anticipate incurring a pre-tax charge of approximately $     million on the early extinguishment of debt with the proceeds of this offering. This relates primarily to the write-off of unamortized debt issuance costs and the unamortized amount of the discount recorded upon the issuance of our senior subordinated notes.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our audited consolidated financial statements and upon pro forma operating data for fiscal 2003 and the first quarter of 2003 that gives effect to our Mettis acquisition, which occurred on June 11, 2003, as if it had been consummated on December 29, 2002, the first day of such period. These audited financial statements and pro forma operating data have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in those financial statements. On an ongoing basis, we evaluate estimates. We base our estimates on historical experiences and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in the financial statements. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to our consolidated financial statements that appear elsewhere in this prospectus.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin No. 101, as amended by Staff Accounting Bulletin No. 104, on orders received from customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under our normal billing and credit terms and ownership and all risks of loss have been transferred to the buyer, which is normally upon shipment.

Inventory

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. We review our inventory balances monthly for excess products or obsolete inventory levels and write down, if necessary, the inventory to net realizable value.

Business Combinations, Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board, or “FASB,” issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002.

Upon adoption of SFAS No. 142, we completed step one of the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach. Upon completion of the required assessments under SFAS No. 142, it was determined that the fair market value of one reporting unit was lower than book value, resulting in a transition impairment charge of approximately $1.1 million in 2002. The write-off was recorded as a cumulative effect of a change in accounting in our consolidated statement of operations for fiscal 2002. Except for this transition impairment, we recorded no impairments as a result of the implementation of SFAS 142 during 2002 or 2003. We perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate or an adverse regulatory action.

Environmental Liability

Governmental regulations relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had, and will continue to have, an effect on our operations and us. We have made and continue to make expenditures for projects relating to the protection of the environment.

Any loss contingencies with respect to environmental matters are recorded as liabilities in the consolidated financial statements when it is both (1) probable or known that a liability has been incurred and (2) the amount of the loss is reasonably estimable, in accordance with Financial Accounting Standards Statement No. 5, “Accounting for Contingencies.” If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or not reasonably estimable, a liability is not recorded in the consolidated financial statements. In the opinion of our management, there are no known environmental matters that are expected to have a material impact on our consolidated balance sheet or results of operations; however, the outcome of such matters are not within our control and are subject to inherent uncertainty.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for us at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated balance sheet or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities, including entities commonly referred to as special purposes entities. We were required to apply FIN 46 to any variable interest entities as of December 31, 2003. The adoption of FIN 46 did not have an impact on our consolidated balance sheet or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirement for a guarantor’s accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on our consolidated balance sheet or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue (“EITF”) No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF No. 94-3 relates to the SFAS No. 146 requirements for the timing of recognizing a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 must be applied prospectively for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 also increased the disclosure requirements associated with exit or disposal activities. While the adoption did not affect our financial position or results of operations, should we initiate exit, disposal, or restructuring activities in the future, we would be required to follow this pronouncement.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, Reporting Results of Operations. This statement also requires sales-leaseback accounting for certain transactions, and makes various other technical corrections to existing pronouncements. The statement is effective for financial statements issued on or after May 15, 2002. The adoption of this statement on January 1, 2003 resulted in classifying the loss from early extinguishment of debt in connection with the acquisition of Mettis as a separate component of net income before provision for income taxes.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In June 2002, we ceased using Arthur Andersen LLP as our independent accountants. The reports of Arthur Andersen LLP on our consolidated financial statements for the year ended December 29, 2001 contained no adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with its audits of the fiscal 2001 financial statements and through June 2002, (a) there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Arthur Andersen LLP would have caused them to make reference thereto in their report on our consolidated financial statements for such year, and (b) there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

Effective November 21, 2002, we retained Ernst & Young LLP as our independent public accountants. Our decision to engage Ernst & Young LLP was approved by our board of directors. Prior to November 21, 2002, neither we nor anyone acting on our behalf consulted with Ernst & Young LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of the audit opinion that might be rendered on our financial statements, nor did we or anyone acting on our behalf consult with Ernst & Young LLP regarding any other matter that was the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in paragraph 304(a)(1)(v) of Item 304 of Regulation S-K).

On August 31, 2002, Arthur Andersen ceased practicing before the SEC. We have not been able to obtain, after reasonable efforts, the re-issued report or consent of Arthur Andersen LLP related to the fiscal 2001 consolidated financial statements included elsewhere in this prospectus. Therefore, we have included a copy of their previously issued report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. We manage our interest rate risk by balancing the amount of our fixed rate and variable rate debt and through the use of interest rate swaps. The objective of the swaps is to more effectively balance our borrowing costs and interest rate risk. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. At April 3, 2004, we had approximately $99.2 million of variable rate debt. Holding other variables constant (such as foreign exchange rates and debt levels), a one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for the next year of approximately $1.0 million, before giving effect to the interest rate swap agreements described below. After giving effect to this offering and the application of net proceeds therefrom, we would have had $51.4 million of variable rate debt at April 3, 2004, and, holding other variables constant, such change in interest rates would be expected to have an estimated impact on pre-tax earnings and cash flows for the next year of approximately $0.5 million, before giving effect to the interest rate swap agreements described below. The interest rate swap agreements described below reduce our exposure to interest rate risk associated with our variable rate debt for the periods in which the swap agreements are in effect.

In 2000, we entered into an interest rate swap agreement that effectively converted $19 million of a portion of our variable rate term loans into a fixed rate obligation for the five-year period commencing October 24, 2000.

We receive payments at variable rates, while the swap agreement counterparty makes payments at a fixed rate (6.25% at April 3, 2004).

In 2003, we entered into a second interest rate swap agreement that effectively converted $71.0 million of a portion of our variable rate term loans into a fixed rate obligation for an approximately three-year period ending June 30, 2006. We receive payments at variable rates, while the swap agreement counterparty makes payments at a fixed rate (2.285% at April 3, 2004).

At April 3, 2004, the fair value of these interest rate swap agreements were a net loss position for us of $1.3 million, representing the estimated cost that would be incurred to terminate the agreement.

In connection with the execution of our new senior credit facility, we expect to terminate our 2000 interest rate swap agreement and modify our 2003 interest rate swap agreement to apply to our term loan indebtedness of our new senior credit facility.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We do not hold or issue foreign exchange options or forward contracts for trading purposes at this time. However, we may utilize these tools to manage foreign exchange risk in the future.

Our primary exposures to foreign currency exchange fluctuations are pound sterling/U.S. dollar and euro/U.S. dollar. At April 3, 2004, the potential reduction in earnings from a hypothetical instantaneous 10% increase or decrease in quoted foreign currency spot rates applied to foreign currency sensitive instruments would be approximately $0.6 million. The foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which we are exposed would simultaneously decrease by 10% because such synchronized changes are unlikely to occur. The effects of the forward exchange contracts have been included in the above analysis; however, the sensitivity model does not include the inherent risks associated with the anticipated future transactions denominated in foreign currency for which these forward contracts have been entered into for hedging purposes.

Commodity Price Risk

We are exposed to fluctuations in commodity prices through the purchase of raw materials that are processed from commodities, such as titanium, stainless steel, cobalt chrome and aluminum. Given the historical volatility of certain commodity prices, this exposure can impact product costs. Because we typically do not set prices for our products in advance of our commodity purchases, we can take into account the cost of the commodity in setting our prices for each order. To the extent that we are unable to offset the increased commodity costs in our product prices, our results would be affected. A 5% change in commodity prices would have an immaterial impact on our results of operations in fiscal 2003.

Effects of Inflation

Inflation potentially affects us in two principal ways. First, a significant portion of our debt is tied to prevailing short-term interest rates that may change as a result of inflation rates, translating into changes in interest expense. We have historically reduced our exposure to interest rate risk through interest rate swap agreements. Second, general inflation can impact material purchases, labor and other costs. In many cases, we have limited ability to pass through inflation-related cost increases due to the competitive nature of the markets that we serve. In the past few years, however, inflation has not been a significant factor.

BUSINESS

Overview

We are the world’s largest independent provider of implants and related instruments and cases to orthopedic device manufacturers. We also design, develop and produce these products for companies in other segments of the medical device market, including the dental, osteobiologic and endoscopy segments, and we provide limited specialized products and services to non-healthcare markets, such as the aerospace market. Through our “Total Solutions” approach, we offer our customers a broad range of products, as well as comprehensive services and production capabilities to help them bring their implant systems to market quickly and efficiently. We believe that our Total Solutions approach will give us a competitive advantage.

During fiscal year 2003, we generated pro forma revenue of $158.4 million, derived primarily from the sale of products and services to the orthopedic device market. Our key products are implants, instruments and cases, and our core competencies include design, engineering, prototyping, net shaped forging, precision casting, thermo forming, precision sheet metal working and machining/finishing. Our Total Solutions approach is supported by our experienced team of designers, development engineers and logistics specialists that work with our customers to coordinate all of our products and services.

We market our Total Solutions approach through our experienced sales force that operates in the United States, Europe and Japan and targets orthopedic and other medical device companies. In fiscal 2003, we sold our products and services to over 500 customers, including 72 new customers added during the year. Our broad customer base includes every major orthopedic device company, such as Biomet Inc., DePuy Inc. (a subsidiary of Johnson & Johnson), Kyocera Corporation, Medtronic Sofamor Danek, Smith & Nephew plc, Stryker Corporation, Synthes, Inc. (formerly Synthes-Stratec, Inc.) and Zimmer Holdings, Inc. We typically serve several product teams and facilities within each of our largest customers, and during the first quarter of 2004 and fiscal 2003, no single customer represented more than 19% of our revenue.

We offer a broad range of products in the following categories:

•	implants, including forged, cast and machined products for the global orthopedic device market, which represented 37.1% and 27.2% of our revenue in the first quarter of 2004 and fiscal 2003, respectively;

•	instruments used in the placement and removal of orthopedic implants and in other surgical procedures, which represented 32.1% and 37.4% of our revenue in the first quarter of 2004 and fiscal 2003, respectively;

•	cases, including plastic, metal and hybrid cases used to organize, secure and transport medical devices for orthopedic and other surgical procedures, which represented 23.0% and 29.6% of our revenue in the first quarter of 2004 and fiscal 2003, respectively; and

•	other specialized products and services for non-healthcare markets, primarily the aerospace market, which represented 7.7% and 5.7% of our revenue in the first quarter of 2004 and fiscal 2003, respectively.

We believe that we are well positioned to grow our business as a result of the expected expansion of the overall orthopedic device market. In addition, we believe that our Total Solutions approach provides us with significant opportunities to increase our sales by expanding the types of products and services we provide to our existing customers and by adding new customers in other medical device market segments.

History

We were established in 1976 as a supplier of instruments to orthopedic device manufacturers. In 1996, we acquired a manufacturer of cases, which allowed us to extend our product offerings to include cases custom- designed for various medical devices and their related instruments. This acquisition and product line extension also allowed us to expand our customer base to medical device manufacturers beyond the orthopedic market. In

1998 and 1999, we expanded our European presence by acquiring an instrument manufacturer in the United Kingdom and a cases manufacturer and distributor in France, respectively. In October 2000, investment funds controlled by Olympus Partners acquired control of our company through a recapitalization. In this transaction, the Olympus funds invested a total of $40.5 million in cash to acquire securities representing approximately 94% of our then outstanding voting stock. In June 2003, we acquired Mettis, a leading manufacturer of forged, cast and machined implants for the global orthopedic device market. This acquisition significantly expanded our product offerings and increased our European presence, allowing us to develop and manufacture implants, instruments and cases for orthopedic device manufacturers on a global basis. In connection with the Mettis acquisition, the Olympus funds collectively invested an additional $63.0 million in equity and loaned us $8.0 million through the purchase of senior subordinated notes and stock purchase warrants. See “Certain Relationships and Related Transactions.”

Market Opportunity

The medical device market consists of a broad range of medical devices used in hospitals, clinics, physician practices, alternate sites and other provider sites for the diagnosis and treatment of diseases and medical conditions. The medical device market includes numerous market segments, such as orthopedics, cardiovascular, dentistry, ophthalmology and urology, among others. The global medical device market was estimated to be approximately $207 billion in 2003. The orthopedic device segment of the medical device market was estimated to be approximately $16 billion in 2003, and is expected to grow approximately 12% annually to greater than $25 billion by 2007. The global instruments and cases markets were estimated to be $2.7 billion and $0.9 billion, respectively in 2002, a combined increase of approximately 8% versus 2001.

Orthopedic devices principally consist of reconstructive implants used to replace or repair knees, hips, shoulders and other joints, as well as other orthopedic devices to repair bone fractures and the spine. Seven multinational companies, each with $1 billion or more in annual orthopedic device sales, currently hold the predominant share of the orthopedic device market. These companies are Biomet Inc., DePuy Inc. (a subsidiary of Johnson & Johnson), Medtronic Sofamor Danek, Smith & Nephew plc, Synthes, Inc. (formerly Synthes-Stratec, Inc.), Stryker Corporation and Zimmer Holdings, Inc. The ten largest orthopedic device manufacturers represented an estimated 87% of the market in 2003. These leaders maintain powerful sales and distribution networks and typically focus on marketing and research and development. They often rely on independent suppliers such as us for a portion of their implant manufacturing, instruments, cases and other elements of an implant system.

There were approximately 1.5 million reconstructive orthopedic implant procedures performed globally in 2003, an increase of 13% over the previous year. We expect continued growth in the orthopedic device market to be driven by a number of trends, including the following:

•	Growing elderly population. The vast majority of orthopedic implant procedures are performed on patients who are age 65 years and older. According to U.S. Census data, the total U.S. population is projected to grow approximately 9.5% from 2000 to 2010, while the number of individuals in the United States over the age of 65 years is projected to grow 14.8% during the same period. In addition to the growing U.S. elderly population, we believe the number of people in Europe and Japan who are age 65 years and older is expected to increase at a rate at least as fast as in the United States.

•	Aging, affluent and active “baby boomer” population. Baby boomers generally are affluent, exercise frequently and have active lifestyles. As baby boomers age, their active lifestyles, combined with a desire to maintain an active lifestyle, make them increasingly likely to suffer injuries that require joint reconstruction procedures.

•	Improving technologies that expand the market. Advances in technology and procedures have expanded the scope and applications of products sold in the orthopedic device market. New developments in minimally invasive surgical procedures, which cause less distress to the body and lead to faster patient recovery, are increasing the appeal of orthopedic implants to the overall patient population. In addition, new technologies that prolong the lives of implants, conserve patients’ existing bone and reduce wear are prompting patients and their surgeons to turn to implants at earlier stages in patients’ lives.

•	Successful clinical outcomes. Implant procedures have become increasingly common. For example, in 2003, there were approximately 1.4 million procedures performed to implant an artificial hip or knee worldwide, an increase of 12.7% from the prior year. Hip and knee replacements are now highly successful in relieving pain and restoring movement and we believe that the wider acceptance and high success rates of many orthopedic procedures are creating greater patient confidence in reconstructive and other orthopedic procedures. We expect this trend to continue as advances in technology and surgical procedures continue to improve clinical outcomes.

•	Increasing patient awareness through orthopedic device companies’ direct marketing programs. Orthopedic device companies are using television, magazines and other direct to consumer marketing campaigns to make people more aware of orthopedic device alternatives. We believe that these direct marketing activities will create greater patient demand for orthopedic devices as more people learn about the potential benefits of orthopedic implant surgery.

•	Increasing volume of revision replacement implants. The average lifespan of reconstructive joint implants is 10 to 20 years, after which time revision replacement devices must be implanted. A revision procedure is the process whereby a surgeon replaces an implant that is currently in the body. Revision procedures represent a growing proportion of total reconstructive procedures, as the first large group of patients received reconstructive joint devices in the 1980’s and these patients are outliving their original implants. Revision procedures require unique sets of instruments for the removal of the existing implant and the insertion of the new implant. In addition, replacing an implant is typically more challenging than inserting an initial implant and, as a result, revision replacement tends to require higher quality and specialized instruments and implants.

•	Developing international markets. The global orthopedic device market is largely concentrated in the United States, the United Kingdom, Germany, France and Japan. We believe that growth opportunities in the orthopedic device market exist in other countries in Western Europe. We also expect emerging countries in Asia, South America and the former Eastern Bloc to increasingly have the financial ability to seek advanced orthopedic procedures.

Our “Total Solutions” Approach

We believe that we have created a distinctive competitive position in the orthopedic device market based upon our “Total Solutions” approach. Our acquisition of Mettis in June 2003 enabled us to offer our customers Total Solutions for complete implant systems — implants, instruments and cases. While our revenue to date have been derived primarily from the sale of implants, instruments and cases separately, or instruments and cases together, our ability to provide Total Solutions for complete implant systems has already proven to be significant to customers, and we believe that it is a competitive advantage going forward. This approach seeks to provide our customers with a broad range of products related to orthopedic implants, as well as a range of services which help our customers bring these implant systems to market in a timely and cost efficient manner. Our Total Solutions offering is based on:

•	Comprehensive services. We can support our customers’ new product offerings from product concept through market introduction and thereafter, by providing seamless design, engineering, prototyping, manufacturing, quality and regulatory compliance, and logistics services to our customers. Our knowledgeable sales personnel are technically trained and are supported by experienced designers and engineers to assist our customers in advancing concepts and technical file drawings into prototypes and complete systems. Our Design and Development Center can provide dedicated expertise as well as coordinate these activities, and we believe our close collaboration with customers throughout the product development cycle uniquely positions us to supply the customer with implants, instruments and cases when their new product is launched.

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Single source for complete systems. Our extensive product lines and comprehensive services can provide our customers with a complete, integrated outsourcing solution. In addition to assisting customers in developing new implants, we also design and produce instruments for implant-specific surgical procedures, and we provide customized cases with graphics and thermo-formed tray pockets that provide a secure, clearly labeled and well organized arrangement of instruments and devices. We also offer other services, such as procurement of other instruments to be included in our cases, as well as packaging, labeling and quality compliance, which enables us to ship to our customers cases that include complete sets of instruments and that are ready to use.

•	Proprietary Symmetry instruments and cases. In addition to designing new, implant-specific instruments and cases for our customers, we offer an established line of instruments and cases that we have developed independently. By developing our proprietary products, we provide customers with complementary products that they can rely on to complete their own proprietary implant systems and bring them to market sooner. Our Design and Development Center is continuously developing and improving our proprietary products.

•	Precision manufacturing expertise. Our core production competencies include net shaped forging, precision casting, thermo forming, precision sheet metal working and machining/finishing. Our production processes are based on our extensive expertise and know-how, and enable us to produce products to tight tolerances and with precise detail. These core competencies allow us to produce large volumes of specialized products to our customers’ precise standards. We believe these competencies make us a supplier of choice to our customers.

•	Quality and regulatory compliance. Quality and regulatory compliance are imperative for the medical device market and can be a barrier to entry. We have a comprehensive quality assurance and quality control program including documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. Our quality systems are based upon and in compliance with the ISO requirements for medical device manufacturers and the applicable regulations imposed by the FDA on medical device manufacturers. Likewise, as required by United States and foreign regulatory standards, we control and document certain design, development and testing activities and systems. These activities and systems are structured to ensure that all design, development and testing meet regulatory standards as well as our and our customers’ requirements. We believe that our quality and regulatory systems meet our customers’ expectations.

•	Global reach. Our established international infrastructure gives us a platform to serve large, global medical device manufacturers. Our manufacturing capabilities in the United States and Europe allow us to offer single-source products and services to our multinational customers, and our experienced sales force markets our Total Solutions approach globally.

We believe that our Total Solutions offer a number of benefits to our customers, including:

•	Shorter time to market. The innovative nature of the orthopedic device market has resulted in compressed product life cycles and made a shorter time to market critical. Our design, engineering and prototyping skills, as well as our ability to transition seamlessly from product development to production and to provide complete, integrated implants, instruments and cases, enables our customers to reduce time to market for their new products.

•	Reduced total product acquisition costs. Our comprehensive services, including design, engineering, prototyping, procurement, project management, production, inventory control and other logistic services, as well as our ability to provide complete implant, instrument and case systems, allow our customers to reduce their procurement costs and inventory levels, resulting in lower total acquisition costs.

•	Increased focus on marketing and research and development efforts. Many orthopedic device companies have increasingly emphasized marketing and research and development efforts and have sought outsourcing solutions that enable them to bring products to market faster and more efficiently. Our extended production capabilities and comprehensive services, encompassed in our Total Solutions concept, offers a one-stop outsourcing solution which reduces our customers’ total product acquisition costs and allows them to focus resources on their design, development and marketing efforts.

•	Rationalized and reliable supply chain. Medical device manufacturers have undergone significant consolidation in recent years, and further consolidation in the industry may occur. Consolidation has resulted in larger orthopedic device manufacturers who often rely on fewer, more established suppliers to support their expansive operations. Our scale, the scope of our products and services, and our Total Solutions approach allow large companies to reduce the number of their independent suppliers. We believe this combination allows our customers to streamline their operations.

•	Enhanced product consistency on a global basis. Most leading medical device manufacturers are based in the United States, but have built extensive infrastructures in Europe. These companies are also seeking to capitalize on the development of markets in foreign countries with underdeveloped healthcare infrastructures. We believe that in order to enhance product consistency while expanding internationally, manufacturers increasingly desire suppliers that are well positioned to support U.S. and international operations. With our extensive production platform and Total Solutions approach, we believe that we can leverage our international presence to meet increasing demand for orthopedic devices abroad.

Business Strategy

Our goal is to increase our share of the orthopedic device market and to leverage our strengths to expand in other medical device market segments. The key elements of our business strategy are to:

•	Develop strategic relationships with our customers through access to key decision makers. Our size, scope of manufacturing capabilities and breadth of products and services position us as an important partner to our customers and provide us access to institutional decision makers. We intend to continue to develop these relationships which will continue to enhance our competitive position.

•	Capitalize on our “Total Solutions” approach. We believe that medical device manufacturers will increasingly seek to collaborate with suppliers who provide timely, integrated, single-source development and production capabilities. We believe that our Total Solutions approach provides manufacturers with the opportunity to create more efficient and functional implant systems, shorten product development cycles, reduce design and manufacturing costs, simplify purchasing and logistics and provide integrated implants, surgical instruments and cases. We intend to continue to aggressively market our Total Solutions approach to expand our relationships with existing customers and to attract new customers.

•	Increase sales to existing customers by cross selling products and services. Our cases are currently sold in nearly every segment of the medical device market. We believe that this diverse customer base offers us a natural entry point to new orthopedic and non-orthopedic customers for our implant and instrument product offerings. In addition, we believe that our machining, coating, packaging and logistics capabilities position us to supply a greater portion of our customers’ needs. Accordingly, we intend to focus on expanding our sales to existing customers by cross selling our products and services.

•	Leverage manufacturing skills. We intend to leverage our manufacturing skills to expand our existing customer relationships and to obtain new customers. Our investments in sophisticated equipment and manufacturing know-how give us state-of-the-art manufacturing capabilities. Our ability to forge tight tolerance net shaped implants in large volumes, to efficiently produce high-precision instruments in various quantities, to manufacture a wide range of cases and to produce our products in quantities that can support large product launches distinguishes us in the market. In addition, we have well-established product quality and regulatory compliance systems and our customers can have confidence that our products and processes comply with regulatory requirements and our customers’ precise standards.

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Increase new product development. Our Design and Development Center provides expertise and coordination for our design, engineering and prototyping services. We intend to leverage our Design and Development Center to provide greater support for our customers’ product development activities and to enhance our independent product development efforts. Our Design and Development Center enables us to better institutionalize our knowledge and ensure that we have the appropriate people and technology focused on our customers’ product development projects. In addition, the Design and Development

Center is engaged in ongoing independent product development. We believe that the dedicated expertise of our Design and Development Center will generate increased development projects with our customers and an expanded line of innovative and independently developed instruments and cases.

•	Collaborate with emerging companies. While we remain focused on providing our products and services to large orthopedic device customers, we believe that new and innovative companies are creating a meaningful market presence and becoming an important source of new product development in the medical device industry, particularly in Europe and in the spinal market segment in the United States. For example, one of our top ten customers in fiscal 2003 was a growing spinal and trauma implant company that was a small company and a new customer less than three years earlier. Many emerging companies have limited in-house capabilities, and our Total Solutions approach positions us to help them supply their products in a timely and cost-effective manner.

Products and Services

We design, develop and manufacture implants and related surgical instruments and cases for orthopedic device companies. We also design, develop and manufacture products for companies in other medical device markets, such as dental, osteobiologic and endoscopy, and we provide limited specialized products and services used in the aerospace and other non-healthcare markets.

Implants

Implant sales accounted for 37.1% and 27.2% of our total revenue in the first quarter of 2004 and fiscal 2003, respectively. We design, develop and manufacture implants for use in specific implant systems developed by our customers. We make orthopedic implants used primarily in knee and hip implant systems. Our orthopedic implants are used in reconstructive surgeries to replace or repair hips, knees and other joints, such as shoulders, ankles and elbows, sometimes referred to as extremities, that have deteriorated as a result of disease or injury. An orthopedic implant system is generally comprised of several implants designed to work in concert to replicate the structure and function of a healthy joint.

We also manufacture implant products for trauma, spine and other implant systems. Trauma implant systems are used primarily to reattach or stabilize damaged bone or tissue while the body heals. Spinal implant systems are used by orthopedic surgeons and neurosurgeons in the treatment of degenerative diseases, deformities and injuries in various regions of the spine.

Our design, engineering and prototyping expertise is an integral part of our implant offering. Medical device companies, which typically focus their resources on developing new implant systems as well as sales and marketing, often rely on us and companies like us, to design, develop and manufacture the implants that comprise their implant systems. Our manufacturing capabilities, including our net shaped forging capabilities, technologically advanced casting facility and machining expertise, allow us to produce consistent, tight tolerance implants in large volumes for our customers.

We produce gross shaped, near-net shaped and net shaped implants for medical device manufacturers. Gross shaped implants require a significant amount of machining and hand processing post-forging. Near-net shaped implants are distinguished by geometric features that are thinner, more detailed and have tighter tolerances. Net shaped and near-net shaped implants require far fewer machine and hand operations post-forging. Net shaped implants typically require machining only on vital areas, such the taper segment of a hip where it is joined to the femoral head.

We have the machining expertise needed to provide finished implants to our customers. Some customers purchase finished implants from us while others purchase unfinished implants and machine them to final specifications.

Our primary implant products and their applications are:

•	Knees. The knee joint includes the surfaces of three distinct bones: the lower end of the femur, the upper end of the tibia or shin bone, and the patella (knee cap). Cartilage on any of these surfaces can be compromised by disease or injury, leading to pain and inflammation that may require knee reconstruction. Our knee implants include a femoral component, a patella, a tibial tray and an articulating surface (placed on the tibial tray) and are used in total knee reconstruction, partial knee reconstruction and revision procedures. We provide one or more, and in some cases all, of these implants for our customers’ knee implant systems. We use proprietary manufacturing know-how and advanced computer aided simulation techniques to produce tight tolerance near-net shaped to net shaped tibial implants that require minimal if any machining.

•	Hips. The hip joint consists of a ball-and-socket joint that enables a wide range of motion. The hip joint is often replaced due to degeneration of the cartilage between the head of the femur (the ball) and the acetabulum or hollow portion of the pelvis (the socket). This loss of cartilage causes pain, stiffness and a reduction in hip mobility. We produce tight tolerance femoral heads, hip stems, acetabular cups and spiked acetabular cups used in bone conservation, total-hip reconstruction and revision replacement procedures. Our hip stems are forged with tight tolerance details.

•	Extremities, Trauma and Spine. Extremity reconstruction involves the use of an implant system to replace or reconstruct injured or diseased joints, such as the finger, toe, wrist, elbow, foot, ankle and shoulder. Our forging capabilities allow us to produce thin cross sections of material to very tight tolerances for these smaller joint procedures. Trauma implant procedures commonly involve the internal fixation of bone fragments using an assortment of plates, screws, rods, wires and pins. Our spinal implant products consist primarily of plates and screws. We manufacture trauma and spinal plate implants to exact details to fit bone contours.

Instruments

Sales of surgical instruments accounted for 32.1% and 37.4% of our total revenue in the first quarter of 2004 and fiscal 2003, respectively. We make high-precision surgical instruments used in hip, knee and shoulder reconstruction procedures, as well as in spinal, trauma and other implant procedures. We design, develop and manufacture implant-specific and procedure-specific instruments. We rarely manufacture general surgical instruments, but will procure them as a service to our customers in order to provide our customers with complete instrument sets.

We primarily make a wide range of knee cutting blocks (instruments that guide blades that cut bone), osteotome revision systems (instruments used to cut through bone), reamers (instruments used for shaping bone sockets or cavities) and retractors (instruments used to pull back tissue for clear sight during surgery). Our instrument handles are made of patented plastic procured from a third party, which is designed to withstand the intense heat produced during frequent sterilizations, that is attached to the instrument using our patented process. Our instruments are made to tight tolerances to ensure precise alignment and fitting of implants.

Each implant system typically has an associated instrument set that is used in the surgical procedure to insert that specific implant system. Instruments included in a set vary by implant system. For example, hip and knee implant procedure instrument sets often contain in excess of 100 instruments, whereas revision procedure sets contain approximately 50 instruments. Usually, instrument sets are sterilized after each use and then reused.

The instruments we produce are typically used in either open, minimally invasive, or revision implant procedures and can generally be categorized as:

•	Implant-specific instruments, which are used solely for a specific brand of implant, such as high-precision knee cutting blocks, certain reamers and broaches; and

•	Procedure-specific instruments, which are designed for a particular type of procedure, such as a minimally invasive hip implant procedure, but can be used with the implant systems of multiple companies.

Implant-Specific Instruments. The size, shape and other features of each implant system are unique. Consequently, unique instruments must be used to ensure precise alignment and fitting during the surgical procedure to insert an implant system. Accordingly, when a medical device company develops a new implant system, it typically also develops instruments specifically designed to insert the implant system. Medical device companies typically provide complete, customized implant-specific instrument sets to end users (hospitals, outpatient centers and physicians) in order to facilitate use of the implant.

We seek to collaborate with our customers early in the development process to facilitate the concurrent design of the implant system and the instruments that will accompany the system. Our implant-specific instruments generally include customized reamers, cutting blocks, broaches, rasps, guides and other instruments designed to accommodate the unique size, shape and other features of our customers’ implant systems. These instruments are used by the surgeon to cut and shape bone and cavities during the surgical procedure and to align and fit the implant system. We are recognized in the orthopedic community for constructing these instruments to extremely tight tolerances.

Procedure-Specific Instruments. We also manufacture independently developed instruments referred to as our Symmetry Products. We have developed these products through our years of experience serving the orthopedic market and our investments in research and development. Complete implant procedure instrument sets typically include certain instruments that are designed for a particular type of procedure but can be used with the implant systems of multiple companies. By purchasing our proven Symmetry Products, customers can leverage our extensive experience and expertise to complete their instrument sets more quickly and efficiently.

Our Symmetry Products include successful hip and knee revision systems. Instruments that make up revision systems, which are used to remove orthopedic implants, are typically designed for a specific type of procedure but can be used to remove various brands of implants. These self-contained systems include an assortment of osteotome blades that assist the surgeon in separating an implant from cement or bony in-growth where access is limited, while minimizing damage to the bone. Our established revision systems can also be readily modified for a customer by adding additional instruments. For example, we developed a hip revision system in 1996 that we currently sell to six different customers, with the system being customized for each customer.

Cases

Sales of cases accounted for 23.0% and 29.6% of our total revenue in the first quarter of 2004 and fiscal 2003, respectively. We produce a wide range of plastic, metal and hybrid cases used in over 25 medical device markets, including orthopedic, arthroscopy, osteobiologic, endoscopy, cardiovascular, dental, ophthalmology, diagnostic imaging and ear, nose and throat surgical procedures. Cases are used to store, transport and arrange implant systems and other medical devices and related surgical instruments. Our cases are generally designed to allow for sterilization and re-use after an implant or other surgical procedure is performed. Our plastic cases are designed to withstand the intense heat produced during the sterilization process.

The majority of the cases we make are tailored for specific implant procedures so that the instruments, implants and other devices are arranged within the case to match the order of use in the procedure and are securely held in clearly labeled, custom-formed pockets. We seek to collaborate with our customers early in the development processes to facilitate the concurrent design of the case and related instruments.

We also produce standard cases which are primarily used in those non-orthopedic market segments where the security or presentation of the instruments and devices is less important. Over the past two years, we have made a significant investment to obtain 510(k) clearance for our PolyVac line of standard cases through the FDA pre-market notification process. We believe this allows our customers to reduce time to market and to reallocate financial and human resources that would otherwise be spent on compliance efforts, which provides us with a significant competitive advantage in selling our standard cases. See “—Government Regulation.”

We have more than 20 patents related to our case designs and manufacturing processes. We believe that our complete line of plastic, metal and hybrid product offerings strategically positions us in the case market.

Highlights of our case product offerings include:

•	Orthopedic Cases. We produce custom metal, plastic and hybrid cases designed to store, transport and arrange surgical instruments and related implant systems for orthopedic device manufacturers. Proper identification of instruments, such as reamers which are generally included in a range of sizes in one to two millimeter increments, is critical in orthopedic implant procedures. Our graphics and thermo formed tray pockets provide a secure and organized arrangement to assist surgeons during procedures.

•	Dental Cases. We produce cases used in dental implant and general dental procedures. Dental implant cases are typically complex and include many levels of trays, while cases used in general dental procedures tend to be smaller and less complex.

•	Other Cases. We also manufacture and sell cases for arthroscopy, osteobiologic, endoscopy, cardiovascular, ophthalmology, diagnostic imaging and ear, nose and throat procedures.

Specialized Non-healthcare Products and Services

We offer specialized non-healthcare products and services on a limited basis. Sales of non-healthcare products and services accounted for 7.7% and 5.7% of our total revenue in the first quarter of 2004 and fiscal 2003, respectively.

One of our UK based facilities acquired as part of the Mettis acquisition produced a range of cutting tools, cutlery and surgical instruments in the 1950’s. This facility evolved to focus on net shaped forgings, which resulted in a business focusing on orthopedic instruments and aerospace products for jet engines in the late 1990’s. In 2002, this facility began focusing its net shaped forging capabilities on orthopedic implants and shifting its non-healthcare operations toward product development support and specialized products. Our core design, engineering and manufacturing competencies give us the expertise to offer specialized non-healthcare products and services. Our non-healthcare products primarily are net shaped aerofoils and non-rotating aircraft engine forgings produced for our aerospace customers.

Product Development

Our Design and Development Center provides dedicated expertise and greater coordination for our design, engineering and prototyping services. The Design and Development Center is located in Warsaw, Indiana, and brings together talented engineering and design personnel and provides them with state-of-the-art design software and prototyping equipment. The Design and Development Center serves to centralize and better institutionalize our company’s design and engineering knowledge and creates a fertile environment for new product development. It can coordinate the product development projects for our customers as well as the efforts of our engineers and designers in order to ensure that we have the appropriate people and technology focused on particular product development initiatives. Our engineering and development costs were approximately 3% of our revenue in fiscal 2003, and we expect to a comparable level of costs in fiscal 2004.

We seek to collaborate with our customers’ product development teams and to assist in the design, engineering and prototyping of new medical device systems from the beginning of the development process. Our sales staff is technically trained and works closely with the customer’s staff. As new product concepts are formulated, our sales people bring in our design and engineering personnel and leverage the resources of our Design and Development Center to provide dedicated design teams with exceptional knowledge and experience.

As a project evolves, we can rapidly create prototypes of the proposed implant. Working closely with our customers through the conceptual, planning and prototyping stages positions us to quickly scale up for manufacturing of the product.

In addition to supporting our customers’ product development efforts, our Design and Development Center is continuously developing our own product lines, referred to as Symmetry Products. We develop our products by leveraging our years of experience and knowledge, investing in research and development and continually seeking to expand our knowledge of the marketplace by consulting surgeons and other end users of our products. We currently offer over 300 internally developed products, including instruments for minimally invasive surgical implant procedures and hip and knee revision systems.

Customers

We supply our products primarily to manufacturers in the medical device market. Our customers include all of the large orthopedic device manufacturers, including Biomet Inc., DePuy Inc. (a subsidiary of Johnson & Johnson), Kyocera Corporation, Medtronic Sofamor Danek, Smith & Nephew plc, Stryker Corporation, Synthes, Inc. (formerly Synthes-Stratec, Inc.) and Zimmer Holdings, Inc. We also have established relationships, primarily through our cases product offerings, with leading medical device manufacturers in numerous other medical device market segments, including Cardinal Health, Inc., Nobel Biocare AB and St. Jude Medical Inc. We sold to approximately 500 customers, including 72 new customers, in fiscal 2003.

Sales to our ten largest customers represented 71.3% and 68.3% of our revenue in the first quarter of 2004 and fiscal 2003, respectively. Our four largest customers accounted for 18.9%, 13.4%, 11.9% and 10.2% in revenue for the first quarter of 2004 and our three largest customers accounted for 19.5%, 14.7% and 10.5% of our revenue in fiscal 2003. Our four largest customers in alphabetical order for the first quarter of 2004 were DePuy, Smith & Nephew, Stryker and Zimmer and our three largest customers in alphabetical order for fiscal 2003 were DePuy, Smith & Nephew and Zimmer. No other customer accounted for more than 10% of our revenue in the first quarter of 2004 or fiscal 2003. We typically serve several product teams and facilities within each of our largest customers, which mitigates our reliance on any particular customer.

We sell our products to customers in a number of regions outside the United States. In addition, our customers often distribute globally products purchased from us in the United States. Set forth below is a summary of revenue by selected geographic locations in our last three fiscal years and the first quarter of 2004, based on the location to which we shipped our products:

Percent of Revenue by Geographic Location

	Fiscal Year			Three Months Ended April 3, 2004
Region	2001	2002	2003
United States	79.5%	80.7%	73.2%	68.7%
United Kingdom	14.1	10.1	16.1	20.6
Rest of World	6.4	9.2	10.7	10.7

Total	100.0%	100.0%	100.0%	100.0%

The acquisition of Mettis increased the geographic diversification of our revenue. For additional information regarding our historical revenue by geographic locations, see note 13 to our consolidated financial statements included elsewhere in this prospectus.

Sales and Marketing

Our sales and marketing efforts emphasize our industry leading design and engineering expertise, internally developed Symmetry Products, manufacturing capabilities, international distribution network and our ability to provide customers with a comprehensive product offering. We are increasingly presenting our products and services to customers in a Total Solutions concept which offers the customer a collaborator for developing complete implant, instrument and case solutions.

We have over 60 sales and marketing personnel worldwide. In addition to our internal sales efforts, we also sell standard cases through distributors. Our sales personnel are trained in all of our products and services in order to cross-sell and identify opportunities outside their immediate area of focus. We typically serve several product teams and facilities within each customer which diminishes our reliance on any one purchasing decision. Our customer base for cases extends into nearly every segment of the medical device market. We believe there is a significant opportunity to leverage our existing relationships among this customer base to achieve greater penetration of our customized instrument and implant products. We intend to increase our marketing of implants, instruments and our Total Solutions concept to these customers.

Our sales personnel are technically trained and are based in close proximity to or located at our largest customers’ sites. This physical proximity allows our sales personnel to engage quickly with the marketing, design, engineering and purchasing staffs of these orthopedic device manufacturers. Our sales people are empowered to bring in design and engineering product development teams to facilitate a customer’s efforts. Our goal is to collaborate with customers early in the development cycle and to continue through production, packaging, delivery and logistics.

Manufacturing

We have manufacturing facilities in the United States, the United Kingdom and France. We have made significant investments in recent years to modernize our production facilities, improve our production processes and develop superior technical skills that complement our manufacturing capabilities. These investments have allowed us to continue to improve the quality of our products, increase our manufacturing capacity and improve our efficiency. Our manufacturing processes include:

•	Forging. Our forging process uses presses to force heated metal between two dies (called tooling) that contain a precut profile of the desired implant. The forging process enhances the strength of an implant, which is important for hip stems and other implants that must withstand significant stress. Many customers prefer forging because it provides greater mechanical properties. We forge gross shaped, near-net shaped and net shaped implants. Our know-how enables us to produce precision net shaped forgings in large volumes.

•	Casting. In the casting process, metal is heated until it is liquid and then poured into an implant mold. Casting can be used to produce implants with intricate shapes. We have developed a technologically advanced, highly automated, casting facility in Sheffield, United Kingdom.

•	Plastic and Metal Forming. Our know-how and technology facilitates our extensive plastic and metal forming capabilities. We use thermo form processes to draw uniform plastic cases and specialized equipment to form metal. Our laser controlled metal working machines allow us to punch and shape metal in intricate and complex detail.

•	Machining / Finishing. Machining is used extensively to enhance our forged, cast and formed products. We use computer numerically controlled, multi-axis and wire electric discharge equipment to cut, bend, punch, polish and otherwise shape or detail metal or plastic. Our finishing processes include polishing, laser etch marking, graphics and other customer specific processes.

The majority of products that we produce are customized to the unique specifications of our customer. Our ability to maintain flexible operations is an important factor in maintaining high levels of productivity. We primarily use “just-in-time” manufacturing and flexible manufacturing cells in our production processes. Just-in-time manufacturing is a production technique that minimizes work-in-process inventory and manufacturing cycles. Manufacturing cells are clusters of individual manufacturing operations and work stations grouped in a circular configuration, with the operators placed centrally within the configuration. Cell manufacturing provides flexibility by allowing efficient changes to the number of operations each operator performs, which enhances our ability to maintain product volumes that are consistent with our customers’ requirements and reduce our level of inventory. For more information on our manufacturing facilities, see “—Properties.”

We use a number of raw materials, including titanium, cobalt chrome, stainless steel and nickel alloys, and various other components in the manufacture of our products. Although we generally believe these materials are readily available from multiple sources, from time to time we rely on a limited number of suppliers and in some cases on a single source vendor. For example, we obtain patented plastic, which is designed to withstand intense heat produced during frequent sterilizations, from a single supplier for use in our instrument handles and plastic cases.

Quality Assurance

We maintain a comprehensive quality assurance and quality control program, which includes the control and documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. Our quality systems are based upon FDA requirements and the ISO standards for medical device manufacturers. We believe that all of our facilities are currently in substantial compliance with regulations applicable to them. For example, in the United States these regulations include the current good manufacturing practice regulations and other quality system regulations imposed by the FDA. Our United States based facilities are registered with and audited by the FDA. Our line of PolyVac standard case received FDA 510(k) clearance, which can reduce our customers’ burden in obtaining FDA approval. Our facilities have obtained numerous industry-specific quality and regulatory assurance certifications.

Competition

Our customers, to varying degrees, are capable of internally developing and producing the products we provide. While we believe that our comprehensive services and core production competencies allow medical device companies to reduce costs and shorten time to market, one or more of our customers may seek to expand their development and manufacturing operations which may reduce their reliance on independent suppliers such as us. We are not aware of any medical device manufacturers who currently sell products similar to the ones we produce to third parties, however, there can be no assurance that one or more of these companies will not begin to do so in the future.

We also compete with independent suppliers of implants, instruments and cases to medical device companies. The majority of these suppliers are privately owned and produce some, but not all, of the products required in orthopedic implant systems. We believe that we are the only independent supplier to offer a complete implant, instrument and case solution to orthopedic device manufacturers. We compete with other independent suppliers primarily on the basis of development capability, breadth of product offering, manufacturing quality, cost and service. We believe that we are the largest independent supplier of implants, instruments and cases to orthopedic device manufacturers. However, other independent suppliers may consolidate and some of our current and future competitors, either alone or in conjunction with their respective parent corporate groups, may have financial resources and research and development, sales and marketing, and manufacturing capabilities and brand recognition that are greater than ours.

Intellectual Property

Although we believe our patents are valuable, our knowledge, experience and proprietary and trade secret information with respect to manufacturing processes and product design and development, and our experienced, creative and technically trained design, engineering and sales staffs have been equally or more important in maintaining our competitive position. We seek to protect our non-patented know-how, trade secrets, processes and other proprietary confidential information principally through confidentiality, non-compete and invention assignment agreements.

We currently own 36 U.S. and 11 foreign patents related to our cases and instruments. These patents expire at various times beginning in 2006 and ending in 2020. We also have 19 U.S. and 4 foreign pending patent applications at various stages of approval. Our policy is to aggressively protect technology, inventions and improvements that we consider important through the use of patents, trademarks, copyrights and trade secrets in the United States and significant foreign markets.

While we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by third parties, we cannot assure you that we do not infringe any patents or other proprietary rights held by third parties. If our products were found to infringe any proprietary right of a third party, we could be required to pay significant damages or license fees to the third party or cease production, marketing and distribution of those products. Litigation may also be necessary to enforce our intellectual property rights, to protect our trade secrets or other proprietary information we own and to determine the validity and scope of our proprietary rights.

We cannot assure you that our existing or future patents, if any, will afford adequate protection, that any existing patent applications will result in issued patents, that our patents will not be circumvented, invalidated, or held unenforceable, that our proprietary information will not become known to, or be independently developed by, our competitors, or that the validity or enforceability of any patents or other intellectual property owned by or licensed to us will be upheld if challenged by others in litigation. Due to these and other risks, we do not rely solely on our patents and other intellectual property to maintain our competitive position. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trade secret, trademark or copyright, or group of patents, trade secrets, trademarks or copyrights is critical to the success of our business.

Employees

As of April 3, 2004, we had 1,464 employees. Our employees are not represented by any unions. From time to time in the past, however, some of our employees have attempted to unionize at two of our facilities. We believe that we have a good relationship with our employees.

Properties

Our corporate office is located in Warsaw, Indiana. We have operations facilities, including warehouse, administrative and manufacturing facilities, located at nine sites throughout the world. We believe that these facilities are adequate for our current and foreseeable purposes and that additional space will be available if needed.

The lease on our approximately 112,000 square foot Manchester, New Hampshire facility is a capital lease that runs through October 1, 2016. The initial annual base rent under the lease, as amended, is $0.6 million, payable in equal monthly installments. On October 31, 2001, and every five years thereafter, including extensions, the annual base rent will change based on the percentage increase, if any, in the Consumer Price Index for the Northeast U.S. region. The current annual base rent under the lease is $0.7 million. We have an option to extend the lease for an additional five-year period and have a right of first opportunity to purchase the leased property.

The table below provides selected information regarding our facilities.

Location	Use	Approximate Square Footage*	Own/ Lease	Number of Employees
Warsaw, Indiana	Instrument design and manufacturing	63,000	Own	317

Warsaw, Indiana	Design and Development Center; instrument design and manufacturing	17,000	Lease	28

Warsaw, Indiana	Corporate headquarters	10,000	Own	9

Cheltenham, United Kingdom	Instrument design and manufacturing	9,000	Lease	28

Manchester, New Hampshire	Plastic and metal case design and manufacturing	112,000	Lease	267

Villeneuve d’Ascq, France	Case design and assembly	10,800	Lease	17

Lansing, Michigan	Implant design, forging and machining	65,000	Own	301

Sheffield, United Kingdom	Implant and specialized non-healthcare product design, forging, casting and machining	112,600	Own	265

Sheffield, United Kingdom	Implant forging and machining	43,400	Own	89

Avilla, Indiana	Instrument and implant design and manufacturing	26,000	Lease	143

*	We own approximately 21 acres of land in Warsaw, Indiana and approximately 9 acres in Lansing, Michigan, that is available for future expansion.

Legal Proceedings

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are not aware of any legal proceedings pending or threatened against us that we expect would have a material adverse affect on our financial condition or results of operations.

Environmental Matters

Our facilities and operations are subject to extensive federal, state, local and foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the cleanup of contamination; and the health and safety of our colleagues. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

To avoid the need for certain potentially restrictive air permits, we recently replaced a furnace at our Sheffield, U.K. facility and replaced dust collectors at our Lansing, Michigan facility. We estimate that we will incur approximately $0.6 million in capital expenditures for environmental, health and safety in 2004. This includes approximately $0.2 million to upgrade air control systems at our facilities. Environmental laws tend to become more stringent over time, and we could incur material expenses in the future relating to compliance with future environmental laws. Our Sheffield, U.K. facility may be required to obtain an Integrated Pollution Prevention Control (IPPC) permit prior to 2007. Although the requirements of the IPPC permit are not yet known, because the facility is currently operating in substantial compliance with applicable U.K. permit requirements and has, as described above, recently completed upgrades to a furnace and other equipment, we do not expect to have to make material capital expenditures to obtain or comply with the IPPC permit.

In connection with our 2000 recapitalization and our 2003 acquisition of Mettis, environmental assessments were conducted at our primary manufacturing facilities. These assessments identified certain environmental issues, the majority of which we have addressed or are in the process of addressing. In 2004, the Indiana Department of Environmental Management conducted an inspection of our Avilla, Indiana facility and identified certain environmental regulatory compliance issues. We are in the process of addressing these issues, and believe the cost to correct these matters will not be material to the company’s results of operation or financial condition. We are in the process of certifying our manufacturing facilities according to the environmental management standards established by the International Standardization Organization (ISO). We have implemented environmental management systems (EMS) at all our facilities; the EMS at two of these facilities have obtained ISO 14001 certification, and we anticipate obtaining ISO 14001 certification for the remainder of the facilities in the near future.

In 2000, we purchased pollution legal liability insurance that covers certain environmental liabilities that may arise at our Warsaw, Indiana facility, at a former facility located in Peru, Indiana, and at certain non-owned locations that we used for the disposal of wastes. The insurance has a $5.0 million aggregate limit and is subject to a deductible and certain exclusions. The policy period expires in 2010. While the insurance may mitigate the risk of certain environmental liabilities, we cannot guarantee that a particular liability will be covered by this insurance.

Government Regulation

The medical device industry is extensively regulated by governmental authorities, principally the Food and Drug Administration, or FDA, and corresponding state and foreign regulatory agencies. In the United States, the

FDA regulates the commercial distribution of medical devices by our customers and governs the design, testing, manufacturing, labeling, storage, record keeping and other activities that we and our customers perform. Similar foreign regulations govern the commercial marketing, safety, quality, development and production of medical devices distributed or produced in European and other foreign countries.

FDA Market Clearance. Our customers are currently generally considered by the FDA to be the manufacturer and the design authority with respect to the products that we sell to them and, accordingly, are required to obtain appropriate market clearance from the FDA before commercially distributing the implants, instruments and cases that we produce for them. At times however, we agree with our customers to share the regulatory burden of obtaining FDA market clearance. For some of our products, now or in the future, we alone may be considered to be the manufacturer and thus bear the responsibility of obtaining appropriate FDA or other clearances or approvals before commencing any commercial distribution of the product.

Under the Food, Drug and Cosmetic Act, as amended, or FDC Act, medical devices are classified into one of three classes based on the degree of perceived risk imparted to patients by the device’s intended use. We produce Class I, II and III medical device products for our customers. The class to which our products are assigned determines, among other things, the type and degree of FDA market clearance required in order to commercially distribute our products. Class I devices are those for which it has been determined that safety and effectiveness can be assured by adherence to General Controls, as defined in the FDC Act, which require facility registration, device listing and compliance with the good manufacturing practices and labeling regulations. Most Class I devices have been exempted by the FDA from the market clearance requirements otherwise applicable to medical devices.

Class II medical devices are subject to General Controls and other “special controls” as specified by the FDA and, unless exempt, require pre-market clearance by the FDA prior to commercial distribution. Special controls may include special labeling requirements, mandatory performance standards and post-market surveillance requirements. Pre-market clearance of most Class II devices by the FDA is accomplished through the 510(k) Pre-market Notification process. To obtain 510(k) clearance for commercial distribution, extensive information regarding items such as usage, method of action, the design, testing and validation of the device must be submitted to the FDA demonstrating that the device is “substantially equivalent” to a device that was legally marketed prior to May 28, 1976, or to another commercially available device subsequently cleared through the 510(k) Pre-market Notification process. It generally takes three to six months from the date of a 510(k) Pre-Market Notification submission to obtain 510(k) clearance, but the process may take longer. If the device is not eligible for clearance through the 510(k) procedure, a pre-market approval, or PMA, must be obtained as described below.

Class III is the most stringent regulatory category for medical devices. A Class III device is a device that has a new intended use or is based on advances in technology for which, generally speaking, the device’s safety and effectiveness cannot be assured solely by the General Controls and special controls applied to Class I and II devices. Before a Class III device can be commercially marketed, a PMA must be obtained from the FDA. The PMA process can be expensive, uncertain and lengthy, requires detailed and comprehensive data and generally takes significantly longer than the 510(k) Pre-Market Notification process. To obtain a PMA, an application must be submitted to the FDA supported by extensive data including, but not limited to, technical, preclinical, clinical trials in certain cases, manufacturing methods, quality systems as well as proposed labeling. Before the PMA application can be approved, the application must demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. After the PMA application is complete, the FDA begins in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer.

It is possible that 510(k) clearance or PMA approval may not be obtained by us, if we are required to obtain it, or our customers or that such clearance may be delayed for an extensive period of time. Our inability or the inability of our customers to obtain timely clearance, if at all, could materially affect our operating results.

Quality System Regulations. In addition to approving our products for commercial distribution, the FDA regulates certain of our development, marketing and production processes. Many of the products we produce are, or may in the future be, considered finished medical devices. Processes used in the development and production of finished medical devices are subject to various government regulatory requirements including the quality systems regulations and the current good manufacturing practice requirements, promulgated under the FDC Act. These regulations seek to ensure the safety and effectiveness of medical devices by governing, among other things, the design, testing, production, control, quality assurance, labeling, packaging and shipping of finished medical devices. Certain of our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA to ensure compliance with these quality system regulations. Other products that we produce, including the majority of our implant products, undergo further processing upon delivery to our customer and are therefore not deemed to be finished medical devices. In the case of these products, the FDA regulatory scheme also places responsibility on our customers to assure that products obtained from us are produced using appropriate manufacturing processes and quality procedures.

Our medical devices may be subject to a number of other regulatory requirements including import and export requirements and restrictions, medical device tracking requirements and post market surveillance requirements. In addition, medical device manufacturers are required to have an effective complaint handling system and corrective and preventive action system. In certain cases, the manufacturer is obliged to report deaths, serious injuries or malfunctions related to the device to the FDA and other regulatory agencies.

It is possible that the FDA or other regulatory bodies may require that a clinical trial be completed before the agency clears or approves a product for commercial distribution. The FDA and other bodies regulate such trials and such trials generally cannot begin until the FDA approves the clinical trial and there is appropriate reviews and approvals by the clinical trial sites. Such trials can be lengthy and expensive and there is no guarantee that the results of such clinical trials will be positive.

In the event of a product malfunction or problem or regulatory issue, we may conduct a product recall or withdrawal. The FDA and other agencies may also compel such a recall or withdrawal. Any such recall or withdrawal could result in adverse publicity, regulatory enforcement action, loss of sales or delays in approvals. In addition, any such recall could give rise to product liability lawsuits.

Accordingly, our customers frequently audit our facilities to evaluate our manufacturing processes and quality systems.

International Regulations. The medical device industry is subject to extensive regulations in foreign countries where we and our customers operate. These regulations govern, among other things, the design, testing, manufacturing, packaging, and labeling of medical devices. Certain countries require medical devices, including certain of our products, to be qualified or approved by national health or social security organizations before they may be commercially marketed by our customers in those countries. For example, our customers must obtain a CE mark certification for our products before they can be commercially distributed in the member countries of the European Union. A CE mark certification is an international symbol of adherence to quality assurance standards and compliance with applicable European device directives. Although these requirements are often similar to those imposed by the FDA, regulations vary from country to country and with respect to the nature of the medical device and it may require more time and resources to comply with these regulations than that required in the U.S.

Compliance with applicable U.S. and foreign medical device regulations can be time consuming, burdensome and expensive for us and, to a larger degree, for our customers. These regulations may affect our ability and the ability of our customers to sell medical device products. This may result in higher than expected costs or lower than expected revenues.

Failure to comply with applicable U.S. or foreign medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA or other agencies to grant future applicable market approvals, withdrawals or suspensions of current clearances or approvals and criminal prosecution. Currently, we have no adverse regulatory compliance issues or actions pending with the FDA or other medical device regulatory agency, and no FDA quality systems regulation audits conducted at our facilities have resulted in any adverse compliance enforcement actions. There can be no assurance that regulatory compliance issues, actions or audits resulting in enforcement actions may not arise in the future however. Any such actions brought against us could result in higher than expected costs, loss of revenue, delayed approvals, fines or penalties. Any such action against one or more of our customers could cause them to decrease or stop purchasing our products or services.

The FDA and other agencies such as Health and Human Resources regulate certain of our promotional activity and customer interactions. Failure to comply with these requirements could give rise to the FDA enforcement actions or actions by federal or state health care payors, including actions under the False Claims Act and anti-kickback requirements.

The regulations that we and our customers are subject to are complex, change frequently and have tended to become more stringent over time. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state levels. In addition, these programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Any such changes could results in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenues.

Third-Party Reimbursement

We do not rely directly on reimbursement from third-party payors, such as Medicaid, Medicare and private insurers, for any of our products. Our business, however, is indirectly impacted by the ability of our customers to obtain third-party reimbursement coverage for their products. The primary end users of medical devices are hospitals, outpatient centers and physicians’ offices, all of whom rely on third-party reimbursement programs for payment. Consequently, the demand for a medical device, and indirectly the demand for our products that are associated with that device, is often dependent on the customer’s ability to obtain coverage under such third-party reimbursement programs.

We believe that orthopedic implants have been well received by third-party payors because of their ability to greatly reduce long-term health care costs for sufferers of musculoskeletal ailments. However, reimbursement policies vary from program to program and are subject to change. We can not assure that any of our customers’ products will be covered under any third-party reimbursement program.

MANAGEMENT

Directors, Director Designees, Executive Officers and Other Key Employees

Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers, directors, director designees and key employees, as of June 30, 2004. The persons listed as director designees will join our board of directors upon completion of this offering.

Name	Age	Position
Directors, Director Designees and Executive Officers:
Brian Moore	58	President, Chief Executive Officer and Director
Fred Hite	36	Senior Vice President and Chief Financial Officer
Andrew Miclot	48	Senior Vice President, Marketing, Sales & Business Development
D. Darin Martin	52	Senior Vice President, Quality Assurance/Regulatory Affairs
Robert S. Morris	49	Director
James A. Conroy	43	Director
Manu Bettegowda	31	Director
Frank Turner	61	Director
Francis T. Nusspickel	63	Director Designee
Stephen B. Oresman	72	Director Designee

Other Key Employees:
Richard J. Senior	40	Senior Vice President and General Manager, Europe
D. Alec McPherson, Jr.	58	Vice President and General Manager
Matthew R. Rudd	41	Vice President and General Manager
Michael W. Curtis	50	Vice President and General Manager

Directors, Director Designees and Executive Officers

Brian Moore has served as our President and Chief Executive Officer and a member of our board of directors since our acquisition of Mettis in June 2003. From April 1999 to June 2003, Mr. Moore served as the Chief Executive Officer of Mettis Group Limited, the parent company of Mettis. From April 1994 to March 1999, Mr. Moore held various positions with EIS Group plc, including Chairman of the Aircraft and Precision Engineering Division, and from 1987 to 1999, Mr. Moore served as Chief Executive Officer of AB Precision (Poole) Limited. Prior thereto, Mr. Moore served in various management positions at Vanderhoff plc, Land Rover Vehicles, Bass Brewing and Prudential Insurance, and as the Financial Director for a subsidiary of GEC Ltd. (UK). Mr. Moore has qualified as a Graduate Mechanical Engineer by the Institution of Mechanical Engineers (the qualifying body for mechanical engineers in the United Kingdom) and as an Accountant with the U.K. Chartered Institute of Management Accountants.

Fred Hite has served as our Chief Financial Officer since March 2004. From 1997 to 2004, Mr. Hite served in various capacities at General Electric Industrial Systems, including Finance Manager of General Electric Motors and Controls from 2001 to 2004, Manufacturing Finance Manager from 2000 to 2001, and Finance Manager of Engineering Services from 1997 to 2000. From 1995 to 1997, Mr. Hite served as Sourcing Finance Manager and Commercial Finance Analyst at General Electric Industrial Control Systems. From 1990 to 1995, Mr. Hite served in various finance positions at General Electric Appliances. Mr. Hite received a B.S. in Finance at Indiana University.

Andrew Miclot has served as our Senior Vice President of Sales, Marketing and Business Development since June 2003 and as our Vice President of Marketing, Sales & Business Development since 1994. From 1992 to 1994, Mr. Miclot served as the Director of the Medical Products Group of DePuy Inc. From 1987 to 1992, Mr. Miclot served as Marketing Manager for Zimmer, Inc. and from 1986 to 1987, Mr. Miclot served as Director of Marketing for Ulti-Med, Inc. Mr. Miclot received a B.A. and M.A. in Speech and Hearing Sciences and Audiology from Indiana University and a M.B.A. from Lake Forest Graduate School of Management.

D. Darin Martin has served as our Senior Vice President of Quality Assurance and Regulatory Affairs since June 2003. From 1994 to 2003, Mr. Martin served as our Vice President of Quality Assurance and Regulatory Affairs. Mr. Martin joined the Company in 1990 as Director of Quality Assurance. From 1984 to 1990, Mr. Martin served as Quality Assurance Supervisor for Owens-Illinois Inc.’s Kimble HealthCare Division. Mr. Martin has been a member in various medical device industry associations, including a 20 year membership with the American Society of Quality, Biomedical Devices-NE Indiana Division. Mr. Martin received a B.S. in Business Management from Ball State University, a S.P.C. Instructor Certification from Baldwin-Wallace College and a M.B.A. from Kennedy-Western University.

Robert S. Morris has served as a member of our board of directors since October 2000. Mr. Morris founded Olympus Partners in 1989 and currently serves as the Managing Partner of Olympus Partners and its affiliated investment partnerships. Mr. Morris serves as a director of Homax Holdings, Inc., Shemin Holdings Corp., Client Distribution Services, and Club Staffing and has served on the boards of directors of multiple other Olympus portfolio companies. From 1978 to 1988, Mr. Morris held a variety of management positions in various manufacturing and financial services businesses at General Electric Corporation, the last of which was Senior Vice President of General Electric Investment Corporation, where he managed General Electric Pension Trust’s private equity portfolio. Mr. Morris received his A.B. from Hamilton College and his M.B.A. from the Amos Tuck School of Business at Dartmouth College.

James A. Conroy has served as a member of our board of directors since October 2000. Mr. Conroy has been a partner at Olympus Partners since 1991. Mr. Conroy serves as a director of Club Staffing and Shemin Holdings Corp. and has served on the board of directors of numerous other portfolio companies including Eldorado Bancshares, AMN Healthcare, FrontierVision Partners, and American Residential Holding Corporation. Prior to joining Olympus, Mr. Conroy served as a management consultant at Bain & Company, and prior thereto, Mr. Conroy worked at General Electric Investment Corporation. Mr. Conroy received his B.A. from the University of Virginia and his M.B.A. from the Amos Tuck School of Business at Dartmouth College.

Manu Bettegowda has served as a member of our board of directors since October 2000. Mr. Bettegowda joined Olympus Partners in 1998 and has served as a Vice President at Olympus Partners since 2003. Mr. Bettegowda serves as a director of Homax Holdings Inc. Prior to joining Olympus, Mr. Bettegowda worked at Bowles Hollowell Conner & Co., where he focused on mergers and acquisitions, leveraged buyouts and refinancings of middle market companies. He received his A.B. from Duke University.

Frank Turner has served as a member of our board of directors since August 2003. Mr. Turner served as Chief Executive Officer of British Midland Aviation Services Limited from 1996 to 1999 as well as a director of British Midland plc from 1997 to 1999. He served as Managing Director of Lucas Aerospace Limited as well as a director of Lucas Industries plc from 1992 to 1995. Prior thereto, Mr. Turner spent 33 years at Rolls-Royce plc during which he was a Main Board Member from 1987 to 1991. Mr. Turner currently serves as Chairman of the Board of Potenza Enterprises Ltd., which provides corporate support through non-executive and advisory board roles. He also serves as Chairman for Potenza Group, Aero Inventory plc and SRTechnics Holding, as a director for Mott MacDonald plc and Mettis Group Limited, the former parent company of Mettis, and as an advisor on the aerospace and aviation industry to 3i plc and Star Capital Partners. Over the past 17 years, Mr. Turner has sat on the boards of directors of 13 companies, including among others, Rolls-Royce Inc., Rolls-Royce plc, Allied Steel & Wire plc, Apollo Metals Ltd, Cooper Rolls Inc., International Aero Engines AG and Wagon plc. He received his BSc in mechanical and production engineering from the University of Salford in the United Kingdom and his business education from the International Executive Program at Columbia University.

Francis T. Nusspickel will be elected as a member of our board of directors upon completion of this offering. Mr. Nusspickel is a retired audit partner of Arthur Andersen LLP. Mr. Nusspickel spent the majority of his 35 years of public accounting expertise in Arthur Andersen’s Transportation Industry Group and was the worldwide Industry Head for the Ocean Shipping Segment. Mr. Nusspickel is a certified public accountant and currently serves as Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants.

Mr. Nusspickel was a former member of the Council of the American Institute of Certified Public Accountants and a former President of the New York State Society of Certified Public Accountants. Mr. Nusspickel serves as a director for Tsakos Energy Navigation Limited. Mr. Nusspickel received his B.A. from Manhattan College.

Stephen B. Oresman will be elected as a member of our board of directors upon completion of this offering. Since 1991, Mr. Oresman has served as President of Saltash, Ltd., a management consulting firm. From 1988 to 1991, he was a partner and Vice President of The Canaan Group consulting firm. Mr. Oresman’s early career included ten years in the manufacturing sector, including Bausch & Lomb, Inc. and Interlake Steel Corp. Subsequently, Mr. Oresman joined Booz-Allen Hamilton, Inc., where he served various positions, including Managing Officer of the firm’s Eastern Region and Chairman of Booz-Allen Hamilton International. Mr. Oresman later joined BBDO International as President of the firm’s independent marketing companies. Mr. Oresman currently serves as Chairman of the Board of Technology Solutions Company and as a director of Cleveland-Cliffs Inc. and numerous conservation and ornithology institutions. Mr. Oresman received his B.A. from Amherst College and his M.B.A. from the Harvard Business School.

The board of directors has the power to appoint executive officers. Each executive officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal.

Other Key Employees

Richard J. Senior has served as Senior Vice President and General Manager of our European Operations since our acquisition of Mettis in June 2003. He previously served in various capacities at Mettis in the Thornton Precision Components operating unit, including Managing Director from 1999 to 2003, Director and General Manager from 1997 to 1998, Operations Director from 1995 to 1996, Production Manager during 1995, CMR Operations Manager from 1993 to 1994 and Orthopaedic Sales Manager (UK) from 1990 to 1995. Mr. Senior attended Myers Grove Comprehensive School in the United Kingdom.

D. Alec McPherson, Jr. has served as our Vice President and General Manager since 2002. Mr. McPherson joined us in 2001 as General Manager/Vice President of Operations of our PolyVac operating unit. From 1996 to 2001, Mr. McPherson served as President and Chief Operations Officer of Pemco Die Cast Corporation. Prior thereto, he served in various capacities at Allied Signal, including General Manager, Plant Manager and Director of Manufacturing. Mr. McPherson earned his B.S.M.E. from Michigan State University, a M.A. in Industrial Administration and Statistics from Central Michigan University and a M.B.A. from Penn State University. Mr. McPherson has been a member of 360 Associates, Inc., a team of executives that focuses on coaching and consulting, since 2001.

Matthew R. Rudd has served as our Vice President and General Manager since our acquisition of Mettis in June 2003. He previously served in various capacities at Mettis, including Chief Operations Officer of Jet Engineering and UltreXX from 2000 to 2003, Senior Vice President/General Engineering of Jet Engineering from 1996 to 2000, Manager of Program Development/ Engineering Manager of Jet Engineering from 1993 to 1996, Machining & Tooling Operations Manager of Jet Engineering from 1991 to 1993 and Floor Supervisor/CNC Programmer/Machinist of Jet Engineering from 1988 to 1991. Mr. Rudd earned his Associates Degree through Lansing Community College.

Michael W. Curtis has served as our Vice President and General Manager since November 2002. Prior to joining us, Mr. Curtis served as Vice President of Operations for Lightchip, Inc. from May 2000 to 2002, and from 1998 to 2000, Mr. Curtis served as Vice President/General Manager of Communications Products at Thomas & Betts Corporation. From 1994 to 1997, Mr. Curtis was employed at Amphenol Aerospace—Amphenol Corporation, initially as a Business Unit Manager and subsequently as Director of Filter Products. From 1977 through 1994, Mr. Curtis served in various capacities at Hamilton Standard Division of United Technologies Corporation, the last of which was Product Line Manager. Mr. Curtis received his B.S., M.B.A. and M.S. in Engineering Management from Western New England College.

Family Relationships

There are no family relationships between any of the executive officers or directors of the Company.

Board and Committee Composition

Our restated certificate of incorporation, which will be in effect prior to this offering, will provide for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2005 for the Class I directors, 2006 for the Class II directors and 2007 for the Class III directors.

Effective upon the closing of this offering, our board of directors will consist of seven members, classified as follows:

•	Our Class I directors will be Brian Moore and Francis T. Nusspickel.

•	Our Class II directors will be Frank Turner and Stephen B. Oresman.

•	Our Class III directors will be Robert S. Morris, James A. Conroy and Manu Bettegowda.

Following the consummation of this offering, we will be deemed to be a “controlled company” under the rules of the NYSE, and we will qualify for, and intend to rely upon, the “controlled company” exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of “independent directors,” that our compensation committee be comprised solely of “independent directors,” and that our nominating and corporate governance committee be comprised solely of “independent directors” as defined under the rules of the NYSE. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules which require that our audit committee be comprised of independent directors exclusively.

Our restated by-laws to be in effect prior to the completion of this offering provide that the authorized number of directors will be seven and may be changed by a resolution adopted by at least two-thirds of our directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.

Board Committees

Prior to the completion of this offering, our board of directors will have established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee. The audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

Upon the completion of this offering, our audit committee will consist of Messrs. Nusspickel, Oresman and Turner, each of whom will be independent members. Messrs. Nusspickel and Oresman will be determined to be “audit committee financial experts” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our website.

Compensation Committee. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. Upon the completion of this offering, our compensation committee will consist of Messrs. Turner, Conroy and Oresman.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee’s purpose will be to assist our board by identifying individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles. This committee’s responsibilities will include: (1) evaluating the composition, size and governance of our board of directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees, (2) establishing a policy for considering stockholder nominees for election to our board of directors, (3) recommending ways to enhance communications and relations with our stockholders, (4) evaluating and recommending candidates for election to our board of directors, (5) overseeing our board of directors performance and self-evaluation process and developing continuing education programs for our directors, (6) reviewing our corporate governance principles and providing recommendations to the board regarding possible changes, and (7) reviewing and monitoring compliance with our code of ethics and our insider trading policy. Upon the completion of this offering, our corporate governance and nominating committee will consist of Messrs. Bettegowda, Nusspickel and Morris.

Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is currently an officer or employee of our company. There is no interlocking relationship between any of our executive officers and compensation committee, on the one hand, and the executive officers and compensation committee of any other companies, on the other hand, nor has any such interlocking relationship existed in the past.

Director Compensation

Frank Turner currently receives a $40,000 annual retainer paid in equal quarterly installments to serve as a member of our board of directors. All other directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders are currently not entitled to receive any compensation for serving on the board. All directors are reimbursed for their out-of-pocket expenses incurred in connection with such services.

Following this offering, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders will receive compensation that we believe is commensurate with arrangements offered to directors of companies that are similar to us. At this time, we have not finalized the compensation arrangements that we intend to offer to our non-affiliated directors. We expect that such compensation arrangements will include an annual cash payment of $25,000 and a one-time grant of common stock having a value of $25,000 upon being elected to the board. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.

Executive Compensation

The following table sets forth compensation information for fiscal year 2003 for our Chief Executive Officer and our four other most highly compensated executives whose total compensation exceeded $100,000 in such fiscal year. These five officers are referred to as the “named executive officers” in this prospectus.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation	All Other Compensation ($)(4)
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)		Securities Underlying Options (#)
Brian Moore	$177,779	$88,889	$32,374	(3)	43,982	$—
President and Chief Executive Officer(1)
Andrew Miclot	175,000	142,692	—		3,600	4,196
Senior Vice President, Marketing, Sales & Business Development
D. Darin Martin	135,000	110,077	—		—	3,472
Senior Vice President, Quality Assurance/Regulatory Affairs
D. Alec McPherson, Jr.	153,000	62,377	—		10,000	3,740
Vice President and General Manager
Richard Riel	185,000	150,846	—		3,600	3,501
Senior Vice President, Operations(5)

(1)	The compensation amounts in this table represent compensation for Mr. Moore since June 1, 2003, the date on which he commenced employment with us as President and Chief Executive Officer. Mr. Moore earned a salary of $142,221 and a bonus of $71,111 from December 29, 2002 through June 10, 2003 as an employee of Mettis.
(2)	In accordance with the rules of the SEC, the other annual compensation disclosed in this table does not include various prerequisites and other personal benefits received by a named executive officer that does not exceed the lesser of $50,000 or 10% of such officers salaries and bonus disclosed in this table.
(3)	Includes $30,000 reimbursement for relocation expenses.
(4)	Represents our matching contributions under our 401(k) plans.
(5)	Richard Riel retired from Symmetry as of May 28, 2004. Under our current organizational structure, the heads of all manufacturing facilities report directly to Brian Moore, President and Chief Executive Officer, and accordingly, we will not name a new Senior Vice President, Operations.

Option Grants

The following table sets forth information regarding options granted to each of our named executive officers during fiscal year 2003. Potential realizable value is based upon the assumed initial public offering price of $         per share, which is the midpoint of the range on the cover of this prospectus, and is net of the exercise price. These assumed 5% and 10% rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. No stock appreciation rights were granted to the named executive officers during 2003. Each of the outstanding options listed below may be exercised only upon the vesting of such options. These options vest ratably over a four year period as of the end of each of our fiscal years during that period. The percentage of total options is based upon options to purchase an aggregate of 102,282 shares of common stock granted to employees under our 2003 Stock Option Plan during fiscal year 2003. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

Option Grants in Fiscal 2003

Individual Grants					Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date

Name					5%	10%
Brian Moore	43,982	43.0%	$22.03	July 29, 2013
Andrew Miclot	3,600	3.5%	$22.03	July 29, 2013
D. Darin Martin	—	—	—	—	—	—
D. Alec McPherson, Jr.	7,600	7.2%	$22.03	July 29, 2013
Richard Riel	3,600	3.5%	$22.03	July 29, 2013

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Value

The following table shows information concerning the number and value of unexercised options held by each of our named executive officers at December 29, 2003. The fiscal year-end value of unexercised in-the-money options listed below has been calculated based on an assumed initial public offering price of $         per share, which is the midpoint of the range on the cover of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying such options. Our named executive officers did not exercise any stock options during fiscal year 2003.

Aggregated Fiscal 2003 Year-End Option Values

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options		Value of Unexercised in- the-Money Options
Name			Exercisable	Unexercisable	Exercisable		Unexercisable
Brian Moore	—	—	10,996	32,987	$		$
Andrew Miclot	—	—	900	2,700
D. Darin Martin	—	—	—	—		—		—
D. Alec McPherson, Jr.	—	—	2,500	7,500
Richard Riel	—	—	900	2,700

Employment Agreements

In June 2003, we entered into an employment agreement with Brian Moore to serve as our President and Chief Executive Officer and a member of our board of directors until June 11, 2006, subject to a one year automatic renewal. Mr. Moore’s current annual salary is $320,000, subject to annual review and potential increase by our board of directors. In addition, Mr. Moore is eligible to receive an annual cash bonus, based upon the satisfaction of certain performance criteria. Pursuant to a recent board of directors decision, this bonus may be up to 80% of his annual salary. Pursuant to the agreement, Mr. Moore was reimbursed for up to $30,000 of moving and related expenses in connection with his relocation to Warsaw, Indiana. If Mr. Moore’s employment is terminated by us without “cause”, or by Mr. Moore for “good reason” (as those terms are defined in his agreement) during the employment term, then Mr. Moore will be entitled to continue to receive his base salary for twelve months after the date of such termination. He will also be entitled to receive a pro rata portion of his performance bonus for the year in which such termination occurs. Mr. Moore has agreed not to compete with us during the term of his employment and for 24 months following termination.

In January 2004, we and Fred Hite signed an offer letter outlining the terms of employment for Mr. Hite as our Chief Financial Officer commencing on March 1, 2004. Mr. Hite’s current annual salary is $200,000, subject to annual review beginning in January 2005. In addition, Mr. Hite will receive an annual bonus, based upon the satisfaction of certain performance criteria, of up to 40% of his annual salary. If Mr. Hite’s employment terminates in the event of our sale, he will be entitled to continue to receive his base salary for 12 months after the date of such termination and he will be entitled to receive an average of 12 months bonus. Mr. Hite was granted 10,000 stock options at $35.00 per share under the 2003 Stock Option Plan. Pursuant to the terms of the offer letter, the benefits of these options are capped under certain circumstances.

Stock Option and Stock Purchase Plans

2002 Stock Option Plan

The 2002 Stock Option Plan provides for the grant of nonqualified stock options to our directors, officers and employees and other persons who provide services to us. A total of 7,200 shares of common stock are reserved for issuance under this plan. Options for 7,200 shares of common stock have been granted to three of our employees, none of whom is a named executive officer. These options vest ratably over a four year period as of the end of each of our fiscal years during that period, subject to us achieving certain minimum EBITDA targets in each fiscal year, and, if those targets are not met, on the seventh anniversary of the grant date so long as the optionee is still an employee. Options granted under the 2002 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of ours (other than a termination by us for cause, as defined in the 2002 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. The term of all options granted under the 2002 Stock Option Plan may not exceed ten years.

2003 Stock Option Plan

The 2003 Stock Option Plan provides for the grant of nonqualified stock options to our directors, officers and employees and other persons who provide services to us. A total of 125,282 shares of common stock are reserved for issuance under this plan. Options for 102,282 shares of common stock have been granted to certain of our employees, including three of the named executive officers as described above. These options vest ratably over a four year period as of the end of each of our fiscal years during that period. Options granted under the 2003 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of ours (other than a termination by us for cause, as defined in the 2003 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. The term of all options granted under the 2003 Stock Option Plan may not exceed ten years.

2004 Equity Incentive Plan

A copy of our 2004 Equity Incentive Plan (the “2004 Incentive Plan”) is attached as an exhibit to the registration statement of which this prospectus is a part. The following description of the 2004 Incentive Plan is a summary and is therefore qualified in its entirety by reference to the complete text of the 2004 Incentive Plan.

General. In connection with our reorganization as a corporation immediately prior to the closing of this offering, our board of directors plans to adopt and submit to our stockholders for approval our 2004 Incentive Plan, which will be effective immediately prior to the closing of our reorganization. The 2004 Incentive Plan is designed to enable us to attract, retain and motivate our directors, officers, associates and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company.

Administration. The 2004 Incentive Plan will be administered by the compensation committee of our board of directors. Our board may, however, at any time resolve to administer the 2004 Incentive Plan. Subject to the specific provisions of the 2004 Incentive Plan, the compensation committee is authorized to select persons to participate in the 2004 Incentive Plan, determine the form and substance of grants made under the 2004 Incentive Plan to each participant, and otherwise make all determinations for the administration of the 2004 Incentive Plan.

Participation. Individuals who will be eligible to participate in the 2004 Incentive Plan will be directors (including non-employee directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.

Type of Award. The 2004 Incentive Plan will provide for the issuance of stock options, stock appreciation rights (“SARs”), restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.

Available Shares. An aggregate of              shares of our common stock will be reserved for issuance under the 2004 Incentive Plan, subject to certain adjustments reflecting changes in our capitalization. If any grant under the 2004 Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the 2004 Incentive Plan unless, in the case of options granted under the 2004 Incentive Plan, related SARs are exercised. The 2004 Incentive Plan will provide that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of              of the total number of shares authorized for issuance under the 2004 Incentive Plan.

Option Grants. Options granted under the 2004 Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or non-qualified stock options, as the compensation committee may determine. The exercise price per share for each option will be established by the compensation committee, except that in the case of the grant of any incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.

Terms of Options. The term during which each option may be exercised will be determined by the compensation committee, but if required by the Code and except as otherwise provided in the 2004 Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee will determine the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.

Stock Appreciation Rights. SARs entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of an SAR will be determined by the compensation committee. However, no SAR may have a term exceeding ten years.

Termination of Options and SARs. Unless otherwise determined by the compensation committee, and subject to certain exemptions and conditions, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for us for any reason other than death, disability, retirement or termination for cause, all of the participant’s options and SARs that were exercisable on the date of such cessation will remain exercisable for, and will otherwise terminate at the end of, a period of 30 days after the date of such cessation. In the case of death or disability, all of the participant’s options and SARs that were exercisable on the date of such death or disability will remain so for a period of 180 days from the date of such death or disability. In the case of retirement, all of the participant’s options and SARs that were exercisable on the date of retirement will remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of retirement. In the case of a termination for cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for us for any reason, all of the participant’s options and SARs will expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable.

Restricted Stock and Deferred Shares. Restricted stock is a grant of shares of our common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period set by the compensation committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless the compensation committee determines otherwise. An award of deferred shares confers upon a participant the right to receive shares of our common stock at the end of a deferral period set by the compensation committee, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of the deferral period. Prior to settlement, an award of deferred shares carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted in connection with restricted stock or deferred shares.

Dividend Equivalents. Dividend equivalents confer the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards or other property equal in value to dividends paid on a specific number of shares of our common stock. Dividend equivalents may be granted alone or in connection with another award, and may be paid currently or on a deferred basis. If deferred, dividend equivalents may be deemed to have been reinvested in additional shares of our common stock.

Other Stock-Based Awards. The compensation committee is authorized to grant other awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock, under the 2004 Incentive Plan. These awards may include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon our performance as a company or any other factors designated by the compensation committee. The compensation committee will determine the terms and conditions of these awards.

Performance Awards. The compensation committee may subject a participant’s right to exercise or receive a grant or settlement of an award, and the timing of the grant or settlement, to performance conditions specified by the compensation committee. Performance awards may be granted under the 2004 Incentive Plan in a manner that results in their qualifying as performance-based compensation exempt from the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code for compensation in excess of $1,000,000 paid to our chief executive officer and our four highest compensated officers. The compensation committee will determine performance award terms, including the required levels of performance with respect to particular business criteria, the corresponding amounts payable upon achievement of those levels of performance, termination and forfeiture provisions and the form of settlement. In granting performance awards, the compensation committee may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more business criteria. Business criteria might include, for example, total stockholder return, net income, pretax earnings, EBITDA, earnings per share, or return on investment.

Amendment of Outstanding Awards and Amendment/ Termination of Plan. The board of directors or the compensation committee generally will have the power and authority to amend or terminate the 2004 Incentive Plan at any time without approval from our stockholders. The compensation committee generally will have the authority to amend the terms of any outstanding award under the plan, including, without limitation, the ability to reduce the exercise price of any options or SARs or to accelerate the dates on which they become exercisable or vest, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Code, under provisions of Section 422 of the Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the compensation committee, the 2004 Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the 2004 Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted under the 2004 Incentive Plan.

2004 Employee Stock Purchase Plan

A copy of our 2004 Employee Stock Purchase Plan (the “2004 Stock Purchase Plan”) is attached as an exhibit to the registration statement of which this prospectus is a part. The following description of the 2004 Stock Purchase Plan is a summary and is therefore qualified in its entirety by reference to the complete text of the 2004 Stock Purchase Plan.

General. Our board of directors plans to adopt and submit to our stockholders for approval our 2004 Stock Purchase Plan. The purpose of the plan is to provide an incentive for our employees (and employees of our subsidiaries designated by our board of directors) to purchase our common stock and acquire a proprietary interest in us.

Administration. A committee designated by our board will administer the plan. The plan vests the committee with the authority to interpret the plan, to prescribe, amend, and rescind rules and regulations relating to the plan, and to make all other determinations necessary or advisable for the administration of the plan, although our board of directors may exercise any such authority in lieu of the committee. In all cases, the plan will be required to be administered in such a manner as to comply with applicable requirements of Rule 16b-3 of the Exchange Act, and Section 423 of the Code.

Eligibility and Participation. As of the date of this offering, each person who is employed either by us or by one of our designated subsidiaries and is expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year, automatically will be enrolled in the plan. Persons who subsequently become employed by us or one of our designated subsidiaries will be eligible once they have completed three months of service, provided they are expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year.

Options to Purchase/Purchase of Shares. Each participant will be granted an option to purchase shares of our common stock at the beginning of each 24-month “offering period” under the plan, on each “exercise date,” during the offering period. Exercise dates will occur on each June 30 and December 31. Participants will

purchase the shares of our common stock through after-tax payroll deductions, not to exceed             % of the participant’s total base salary. No participant may purchase more than              shares of common stock on any one exercise date, or more than $25,000 of common stock in any one calendar year. The purchase price for each share will generally be the lower of 85% of the fair market value of a share on the first day of the offering period, or 85% of the fair market value on the exercise date. If the fair market value on any exercise date during an offering period is lower than it was on the first day of the offering period, that offering period will automatically terminate and a new 24-month offering period will commence on the next July 1 or January 1, as applicable. If a participant’s employment with us or one of our designated subsidiaries terminates, any outstanding option of that participant also will terminate.

Share Reserve.             shares of our common stock will be reserved for issuance over the term of the plan. That amount will be increased each year by the lowest of              shares,             % of all shares outstanding at the end of the previous year, or a lower amount determined by our board. If any option to purchase reserved shares is not exercised by a participant for any reason or if the option terminates, the shares that were not purchased shall again become available under the plan. The number of shares available under the plan also will be subject to periodic adjustment for changes in the outstanding common stock occasioned by stock splits, stock dividends, recapitalizations or other similar changes affecting our outstanding common stock.

Amendment and Termination. Our board or the compensation committee generally will have the power and authority to amend the plan from time to time in any respect without the approval of our stockholders. However, no amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulation, including Rule 16b-3 under the Exchange Act, Section 423 of the Code, or any listing requirement of the principal stock exchange on which our common stock is then listed. Additionally, no amendment may make any change to an option already granted that adversely affects the rights of any participant. The plan will terminate at the earliest of the tenth anniversary of its implementation, the time when there are no remaining reserved shares available for purchase under the plan, or an earlier time that our board may determine.

401(k) Plans

We sponsor two qualified employee savings and retirement plans, or 401(k) plans, that cover most of our employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plan, eligible employees may elect to contribute up to a maximum amount equal to 25% of their annual compensation up to a statutorily prescribed annual limit. We may also elect to make profit-sharing contributions and a matching contribution to the 401(k) plans in an amount equal to a discretional percentage of the employee contributions, subject to certain statutory limitations and vesting requirements. We announce annually the amount of funds which we will match. Our expenses related to these plans amounted to approximately $0.7 million, $0.5 million and $0.5 million in fiscal years 2003, 2002 and 2001, respectively.

Director and Officer Indemnification and Limitation on Liability

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Company, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer, employee or agent of the Company or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2001, we have not engaged in any transactions involving amounts in excess of $60,000 with any of our executive officers, directors, or holders of more than five percent of our outstanding voting securities, other than the transactions set forth below. The historical share data set forth in this section has not been adjusted to reflect the stock split that is expected to be effected prior to the completion of this offering.

Repurchase of Preferred Stock, Subordinated Debt and Preferred Stock Warrants

We intend to use approximately $             of the net proceeds from this offering to repurchase the following shares of our outstanding preferred stock or warrants to purchase preferred stock held by certain of our directors, executive officers and security holders who beneficially own more than five percent of any class of our voting securities:

Name	Number of Securities	Aggregate Purchase Price
Mettis Group Limited
Olympus Growth Fund III, L.P.
Olympus Growth Co-Investment Fund III, L.P.
Olympus Executive Fund
Windjammer Mezzanine & Equity Fund II, L.P.
Brian Moore
Andrew Miclot
D. Darin Martin
Potenza Enterprises (owned by Frank Turner, a Director)

The per share purchase price for each share of preferred stock or warrant to purchase preferred stock to be repurchased by us will be equal to the liquidation value of the preferred stock of $1,000 per share plus all accumulated and unpaid dividends through the repurchase date minus, in the case of the preferred stock warrants, the exercise price thereof of $.01 per share. All of the shares of the preferred stock being repurchased by us was initially sold to the holders thereof at a price of $1,000 per share and all preferred stock warrants were issued in connection with our sale of our 12.0% senior subordinated notes. See “—Issuances of Common Stock and Preferred Stock” and “Sale of Senior Subordinated Notes and Warrants” below.

All of our outstanding shares of preferred stock and preferred stock warrants not repurchased will be converted into shares of common stock or warrants to purchase our common stock prior to the completion of this offering. Each share of preferred stock not repurchased will be converted into that number of shares of our new common stock determined by dividing its liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the conversion date by 85% of the initial public offering price.

In addition, we intend to use approximately $36.4 million of the net proceeds from this offering to repurchase all of our outstanding subordinated debt, including an aggregate of $8.0 million of subordinated indebtedness held by Olympus Growth Fund III, L.P., Olympus Growth Co-Investment Fund III, L.P. and Olympus Executive Fund and $20.0 million of subordinated debt held by Windjammer Mezzanine & Equity Fund II, L.P. See “—Sale of Promissory Notes and Warrants.”

In the aggregate, we expect that Olympus and its affiliates will receive approximately $      million of the net proceeds from this offering.

Issuances of Common Stock and Preferred Stock

The following table summarizes the purchases of our common stock, Class A preferred stock and Class B preferred stock, since January 1, 2001, by our directors, executive officers and security holders who beneficially own more than five percent of any class of our voting securities in an amount that exceeds $60,000.

Name	Type of Shares	Number of Shares	Aggregate Purchase Price		Date of Purchase
Olympus/Symmetry Holdings LLC (1)	common Class A preferred Class B preferred	874,795 43,678 3,033	$ $ $	19,271,736 43,678,314 3,033,402	06/11/03 06/11/03 02/22–5/15/02

Brian Moore (President, Chief Executive Officer and Director)	common Class A preferred	2,085 104	$ $	45,922 104,079	07/15/03 07/15/03

Potenza Enterprises (owned by Frank Turner, a Director)	common Class A preferred	2,085 104	$ $	45,922 104,079	07/15/03 07/15/03

Windjammer Mezzanine & Equity Fund II, L.P.	common Class A preferred	69,483 3,469	$ $	1,570,716 3,469,000	06/11/03 06/11/03

(1)	A limited liability company controlled by the Olympus funds.

In each case, the purchase price per share of common stock and preferred stock was based on our determination of the fair market value on the respective purchase dates.

Sale of Senior Subordinated Notes and Warrants

On June 11, 2003, we borrowed an aggregate of $36.0 million through the issuance of senior subordinated notes bearing interest at 12% per annum and warrants to purchase an aggregate of 80,842 shares of our common stock at a purchase price of $0.01 per share and warrants to purchase an aggregate of 3,530 shares of our Class A preferred stock at a purchase price of $0.01 per share. Each purchaser of our senior subordinated notes received a fee equal to 1% of the principal amount of the senior subordinated notes purchased by such party. We used these proceeds to fund a portion of the purchase price for Mettis.

The purchasers of our senior subordinated notes and warrants to purchase common stock and Class A preferred stock included the following stockholders who beneficially own more than five percent of any class of our voting securities:

Five Percent Stockholder	Principal Amount of Senior Subordinated Notes	Shares of Common Stock Underlying Warrants	Shares of Class A Preferred Stock Underlying Warrants
Olympus Growth Fund III, L.P.	$6,763,882	15,189	663
Olympus Growth Co-Investment Fund III, L.P.	1,171,118	2,630	115
Olympus Executive Fund.	65,000	146	6
Windjammer Mezzanine & Equity Fund II, L.P.	20,000,000	44,912	1,961

Total	$28,000,000	62,877	2,745

Transaction Fee Agreement

Pursuant to the terms of an amended and restated transaction fee agreement, dated June 11, 2003, Olympus Advisory Partners, Inc. agreed to provide financial and management consulting services to us. This transaction fee agreement was for an initial term of five years, automatically renewable after five years on a year-to-year basis unless either party gives 30 days’ prior written notice to the other party of its intent to terminate the agreement. We have paid Olympus Advisory Partners approximately $375,000, $250,000 and $250,000 for services rendered under this agreement in fiscal years 2003, 2002 and 2001, respectively. In connection with this offering, we and Olympus Advisory Partners have agreed to terminate this agreement.

In addition, Olympus Advisory Partners, Inc. received a fee, including expense reimbursement, upon consummation of the acquisition of Mettis of approximately $1.64 million for services provided in structuring, negotiating and financing that transaction.

Repurchase of Capital Stock from Former Executive Officers

Pursuant to the terms of a stock purchase agreement, dated as of June 11, 2003, we repurchased all of the common stock and Class A preferred stock held by certain former executive officers, including John B. Byrd III (former President and Chief Executive Officer) and his transferees, and James G. Hoffman (former Vice President and Chief Financial Officer). The purchase price for each share of common stock was $22.03 and the purchase price for each share of Class A preferred stock was $1,000 plus the accrued but unpaid dividends on such share for an aggregate purchase price of $1,456,961 for Mr. Byrd and his transferees and $287,079 for Mr. Hoffman.

Exchange of Class B Preferred Stock

Pursuant to the terms of an exchange agreement, dated as of June 11, 2003, we exchanged all of our outstanding 3,042 shares of Class B preferred stock for an aggregate of 53,011 shares of our common stock and 2,647 shares of our Class A preferred stock. Olympus/Symmetry Holdings LLC exchanged 3,033 shares of Class B preferred stock for 52,865 shares of our common stock and 2,640 shares of our Class A preferred stock. In such exchange, the aggregate liquidation value of the Class B preferred stock plus the aggregate accrued but unpaid dividends thereon were allocated 30.61433% to common stock and 69.38567% to Class A preferred stock (the same allocation as applied to the capital contributions by the investors who provided the equity portion of the funding for the acquisition of Mettis) with each share of common stock valued at $22.03 and each share of Class A preferred stock valued at $1,000.00 (the same value as paid by the investors who provided the equity portion of the funding for the acquisition of Mettis). We implemented the exchange in order to eliminate our Class B preferred stock and create a more appropriate capital structure.

Stockholders Agreement

On October 18, 2000, we and all our stockholders entered into a stockholders agreement, as amended or modified from time to time. All of our current stockholders are parties to the stockholders agreement. The agreement provides that, so long as Olympus/Symmetry Holdings LLC holds at least 50% of the outstanding shares of our common stock, if the holders of a majority of our common stock and our board of directors approve a sale of all or substantially all of the Company’s assets or stock, we have a right to require each other stockholder that is party to this agreement to sell such stockholder’s stock to the proposed purchaser.

The agreement further provides that the holders of a majority of our stock held by the stockholders party to the agreement may request, at any time, an unlimited number of registrations of all or any portion of their stock on Form S-1 or any similar long-form registration statement or, if available, an unlimited number of registrations of all or any portion of their stock on Form S-2 or S-3 or any similar short-form registration statement, each at our expense. The agreement also grants to the parties thereto piggyback registration rights with respect to all registrations by us and we will pay all expenses related to such piggyback registrations. The agreement further provides for the following, which terminate upon the sale in an underwritten public offering registered under the Securities Act of shares of our common stock having an aggregate offering value of at least $40 million: restrictions on the transfer of stock, participation rights, management stockholder repurchase rights and pre-emptive rights. The agreement also restricts the rights of holders of shares to make a public sale or distribution of such shares for the seven days prior to and the 180 day period beginning on the effective date of any initial public offering, or, in certain circumstances, piggyback registration, unless the underwriters of such offering otherwise agree.

The agreement also provides that a representative of Windjammer Mezzanine & Equity Fund II, L.P. has the right to attend all board meetings as an observer and has the right to inspect Company books, records and facilities.

Financial Advisory Fee

We have agreed to pay $2.0 million to Olympus Advisory Partners, Inc. as compensation for financial advisory services rendered by Olympus Advisory Partners, Inc. to us in connection with the offering. Such financial advisory services included extensive analysis of this offering as compared to other strategic alternatives, evaluation and selection of the managing underwriters for this offering, structuring advice as to the proposed terms of the offering, assistance in the preparation of the offering-related documentation and assistance in the structuring, preparation and negotiation of the terms of the new senior credit facility.

Other Related-Party Transactions

During fiscal 2003, we purchased contract manufacturing services totaling approximately $283,000 from ADS Precision Limited, a company controlled by a relative of Mr. Richard J. Senior, a Senior Vice President and General Manager of our European Operations. We maintain an ongoing relationship with this vendor and believe all transactions have been executed on an arms-length basis. As of January 3, 2004, we had a payable to ADS Precision Limited of approximately $135,000.

PRINCIPAL STOCKHOLDERS

The following table shows information with respect to the beneficial ownership of our common stock as of May 28, 2004, and as adjusted to reflect the sale of the common stock being offered in this offering, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common stock;

•	each of our directors and director designees;

•	each of our named executive officers; and

•	all of our directors, director designees and executive officers as a group.

Each stockholder’s percentage ownership before the offering is based on              shares of our common stock outstanding as of             , 2004 (as adjusted to reflect at that date the conversion of all shares of our preferred stock outstanding and the exercise of warrants that, by their terms, terminate upon the closing of this offering). Each stockholder’s percentage ownership after the offering is based on shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to              additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

		Percentage Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Before the Offering	After the Offering
Five Percent Stockholders:
Olympus Partners Funds(2)	1,826,076	82.1%
3i Investments plc(3)	208,449	9.5%
Windjammer Mezzanine & Equity Fund II, L.P.(4)	114,396	5.1%

Directors, Director Designees and Executive Officers:
Brian Moore(5)	13,080	*
Fred Hite
D. Darin Martin	13,465	*
Andrew Miclot(6)	15,668	*
Richard Riel(7)	11,995	*
Robert S. Morris(2)	1,826,076	82.1%
James A. Conroy(2)	1,826,076	82.1%
Manu Bettegowda(2)	1,826,076	82.1%
Frank Turner(8)	2,085	*
Francis M. Nusspickel	—	—
Stephen B. Oresman	—	—
All directors, director designees and executive officers as a group (11 persons)(9)	1,882,369	84.2%

*	Less than one percent.
(1)	Beneficial ownership is based on information furnished by the individuals or entities. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options and warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from , 2004 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

(2)	Consists of: 1,808,111 shares beneficially owned by Olympus/Symmetry Holdings LLC, 15,189 shares beneficially owned by Olympus Growth Fund III, L.P., that are issuable upon exercise of currently exercisable warrants, 2,630 shares beneficially owned by Olympus Growth Co-Investment Fund III, L.P. that are issuable upon exercise of currently exercisable warrants, and 146 shares beneficially owned by Olympus Executive Fund that are issuable upon exercise of currently exercisable warrants. Mr. Robert S. Morris, a member of our board of directors, is the managing director of Olympus Partners, and, in such capacity, exercises voting and investment power with respect to the shares held by the Olympus entities and has a pecuniary interest in certain of those shares. Mr. James A. Conroy, a member of our board of directors, is a partner at Olympus Partners, and, as a result, has a pecuniary interest in certain of the shares held by the Olympus entities. Mr. Manu Bettegowda, a member of our board of directors, is a vice president at Olympus Partners, and, as a result, has a pecuniary interest in certain of the shares held by the Olympus entities. Each of Messrs. Morris, Conroy and Bettegowda disclaims beneficial ownership of the shares owned by these entities, except to the extent of his proportionate pecuniary interest therein. The address for Olympus Partners and the Olympus entities is Metro Center, One Station Place, Stamford, Connecticut, 06902.
(3)	Represents shares issued in connection with our acquisition of Mettis (UK) Limited, which shares are held in escrow and which have been sold to three investment funds managed by 3i Investments plc. 3i Investments plc, an indirect, wholly owned subsidiary of 3i Group plc, acting through its board of directors, exercises voting and investment control of the shares on behalf of investment funds that it manages. No individuals beneficially own the shares. 3i Investments plc will not have the power to dispose of the shares until December 11, 2004, at which time any shares that are not subject to any outstanding claims will be distributed to the funds. The address for 3i Investments plc is 91 Waterloo Road, London, SE1 8XP, United Kingdom.
(4)	Includes 44,912 shares of our common stock issuable upon exercise of currently exercisable warrants. Windjammer Mezzanine & Equity Fund II, L.P. is managed by its general partner, Windjammer Capital Investors, LLC. Under the Windjammer Capital Investors, LLC limited liability company agreement, the managing principals, Robert Bartholomew and Schuyler G. Lance, shall make all decisions with respect to the control, management and direction of the business of Windjammer Capital Investors, LLC. The address for Windjammer Mezzanine & Equity Fund II, L.P. is Damonmill Square, Suite 4A-2, Concord, Massachusetts 01742.
(5)	Includes 10,996 shares of our common stock issuable upon exercise of currently exercisable options.
(6)	Includes 900 shares of our common stock issuable upon exercise of currently exercisable options.
(7)	Includes 900 shares of our common stock issuable upon exercise of currently exercisable options.
(8)	Consists of 2,085 shares beneficially owned by Potenza Enterprises Ltd. Mr. Turner is the chairman of Potenza Enterprises Ltd.
(9)	Includes 1,826,076 shares beneficially owned by the Olympus funds and attributed to Messrs. Morris, Conroy and Bettegowda, including 17,965 shares of our common stock that are issuable upon exercise of currently exercisable warrants, and 2,085 shares beneficially owned by Potenza Enterprises Ltd. and attributed to Mr. Turner. Also includes 12,796 shares of our common stock issuable upon exercise of currently exercisable options held by the executive officers.

DESCRIPTION OF CAPITAL STOCK

General Matters

Upon completion of this offering, our total amount of authorized capital stock will be      shares of common stock, $0.0001 par value per share, and      shares of preferred stock, $.01 par value per share. Upon completion of the offering,      shares of common stock will be issued and outstanding. The discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and by-laws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

All of our existing common stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see “Dividend Policy.”

Voting Rights. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

Preemptive or Similar Rights. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion Rights. Our common stock is not convertible.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

NYSE Listing. We have applied to include our common stock for trading on the New York Stock Exchange under the symbol “SMA.”

Preferred Stock

As of April 4, 2004, there were 101,625 shares of Class A convertible preferred stock outstanding. We will use a portion of the net proceeds of this offering to repurchase outstanding shares of preferred stock. See “Use of Proceeds.” Each share of preferred stock that is not repurchased will be converted into shares of new common stock. Each share of preferred stock not repurchased will be converted into that number of shares of our new common stock determined by dividing its liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the conversion date by 85% of the initial public offering price.

Following this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to      shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Options

As of April 4, 2004, options to purchase a total of 116,882 shares of capital stock were outstanding. Options to purchase a total of      shares remain available for future issuance as of April 4, 2004 under our 2002 and 2003 Stock Option Plans. We intend to adopt the 2004 Equity Incentive Plan in connection with this offering.

Warrants

As of April 4, 2004, there were outstanding warrants to purchase the following number of shares of capital stock on an actual basis and as adjusted to give effect to the stock split and conversion of the preferred stock purchase warrants into common stock purchase warrants:

Description	Before the Offering	Common Stock After the Offering
Preferred Stock	3,530
Common Stock	80,842

Total	84,372

The warrants to purchase preferred stock and the warrants to purchase common stock terminate June 11, 2013, and each have an exercise price of $.01 per share. The warrants to purchase preferred stock not repurchased by us will automatically convert into warrants to purchase common stock prior to completion of the offering.

Registration Rights

Following the completion of this offering, stockholders holding approximately      shares of our common stock will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. The holders of more than 50% of the shares subject to these registration rights have the right, beginning no earlier than 180 days after the offering, on unlimited occasions, to demand that we register shares under the Securities Act, subject to certain limitations. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event that we propose to register any shares of common stock under the Securities Act either for our account or for the account of any stockholders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and include new shares in any such registration, subject to certain limitations. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such stockholders to be included in such registration. All holders with registration rights will agree not to exercise their registration rights without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC for a period of 180 days from the date of this prospectus. We are generally required to bear all expenses of such registrations. Registration of any of the shares of common stock held by stockholders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board of Directors. Upon completion of this offering, our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provisions of our certificate of incorporation and bylaws authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our president, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

Upon completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be         .

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of our common stock other than:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States, of any state of the United States or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	any state, local or foreign tax consequences;

•	the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a “straddle,” “hedge” or “conversion transaction;” or

•	a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of the Code (generally property held for investments).

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. See “-Gain on Disposition of Common Stock.” The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States or attributable to a permanent establishment or fixed base in the United States under an applicable income tax treaty, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the short of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition or a redemption effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

Upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares of common stock, the              shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described in “Underwriting” and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

•	shares will be available for immediate sale on the date of this prospectus; and

•	shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lock-up agreements, pursuant to Rules 144, 144(k) and 701.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Lock-up Agreements

We, our directors and executive officers, Olympus Partners, most of our existing stockholders and most of our option holders will enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of the persons who have executed lock-up agreements as described above has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC.

Registration Rights

As described above in “Description of Capital Stock—Registration Rights,” following the completion of this offering, subject to the 180 day lock-up period described above, parties to our stockholder agreement holding more than 50% of the shares subject to that agreement will be entitled, subject to certain exceptions, to demand the filing of and include their shares in registration statements relating to our securities. If this right is exercised, holders of up to          shares will be entitled to participate in such a registration. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Options and Warrants

In addition to the          shares of common stock outstanding immediately after this offering, as of April 4, 2004, there were outstanding employee stock options to purchase 116,882 shares of our common stock and outstanding warrants to purchase 80,842 shares of our common stock and 3,530 shares of our preferred stock, which will be converted into warrants to purchase              shares of our common stock upon completion of this offering.

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our 2002, 2003 and 2004 Stock Option Plans. Accordingly,                  shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting rules with us, Rule 144 limitations applicable to our affiliates and the lock-up agreements described above.

UNDERWRITING

Symmetry Medical Inc. is offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Credit Suisse First Boston LLC, Piper Jaffray & Co. and Wachovia Capital Markets, LLC are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Credit Suisse First Boston LLC
Piper Jaffray & Co.
Wachovia Capital Markets, LLC

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $          per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $          per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option. We have granted the underwriters an over-allotment option to buy up to additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $        .

	No Exercise	Paid by Us Full Exercise
Per Share	$	$

Total	$	$

Listing. We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “SMA.” In order to meet one of the requirements for listing our common stock on the New York Stock Exchange, the underwriters will undertake to sell 100 or more shares of our common stock to a minimum of 2,000 beneficial holders.

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements. We, our directors and executive officers, Olympus Partners, most of our existing stockholders and most of our option holders have agreed to enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC for a period of 180 days from the date of this prospectus related to this offering. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of the persons who have executed lock-up agreements as described above has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC.

Directed Share Program. At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Banc of America Securities LLC. The purchasers of these shares will not be subject to a lock-up except to the extent they are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. An affiliate of one of the underwriters, Wachovia Bank, National Association, is a lender under our senior credit facility and as such is owed $15 million of the aggregate outstanding amount under the terms of that agreement.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Symmetry Medical Inc. by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are partners in a partnership that has an investment in an affiliate of Olympus Growth Fund III, L.P., and certain partners of Kirkland & Ellis LLP are partners in a partnership that has an investment in limited liability company units of Olympus/Symmetry Holdings LLC, which is an investor in Symmetry. Kirkland & Ellis LLP has provided legal services to us and to Olympus Partners and its affiliates from time to time and may continue to do so in the future. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of Symmetry Medical Inc. at January 3, 2004 and December 28, 2002 and for each of the two years in the period ended January 3, 2004 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated and combined financial statements of Mettis (UK) Limited as of March 31, 2003 and March 31, 2002 and for each of the three years in the period ended March 31, 2003 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the Financial Statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Symmetry Medical Inc. as of December 29, 2001 and for the fiscal year ended December 29, 2001 included in this prospectus have been audited by Arthur Andersen LLP. Arthur Andersen LLP has not reissued its report with respect to those consolidated financial statements and we have not been able to obtain, after reasonable efforts, Arthur Andersen LLP’s written consent to the inclusion in this prospectus of said report. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with any material misstatement or omission in the consolidated financial statements to which its audit report relates. In addition, even if you were able to assert such a claim, as a result of its recent conviction of federal obstruction of justice charges and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under federal securities laws or otherwise with respect to its audit report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC’s website at http://www.sec.gov.

We will also provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this document. Requests for such documents should be addressed in writing or by telephone to:

Symmetry Medical Inc.

220 West Market Street

Warsaw, Indiana 46580

Attention: Investor Relations

(574) 268-2252

INDEX TO FINANCIAL STATEMENTS

SYMMETRY MEDICAL INC.

Consolidated Financial Statements for the years ended December 29, 2001, December 28, 2002 and January 3, 2004 and Unaudited Condensed Consolidated Financial Statements for the three months ended March 29, 2003 and April 3, 2004:

Report of Independent Public Accountants, Arthur Andersen LLP	F-2
Report of Independent Registered Public Accounting Firm, Ernst & Young LLP	F-3
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Shareholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

METTIS (UK) LIMITED

Consolidated and Combined Financial Statements for the three years ended March 31, 2003:

Report of Independent Accountants, PricewaterhouseCoopers LLP	F-23
Consolidated and Combined Balance Sheets	F-24
Consolidated and Combined Statements of Operations	F-25
Consolidated and Combined Statements of Cash Flows	F-26
Consolidated and Combined Statements of Changes in Shareholder’s Deficit	F-27
Notes to the Consolidated and Combined Financial Statements	F-28

The following report is a copy of a report previously issued by Arthur Andersen LLP (“Andersen”), which report has not been reissued by Andersen. Certain financial information for the fiscal year in the period ended December 29, 2001 was not reviewed by Andersen and includes:

(i) reclassifications to conform to our fiscal 2003 financial statement presentation and

(ii) additional disclosure to conform with new accounting pronouncements and SEC rules and regulations issued during such fiscal year.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors

Symmetry Medical Inc.:

We have audited the accompanying consolidated balance sheet of SYMMETRY MEDICAL INC. as of December 29, 2001, and the related consolidated statements of income, shareholders’ investment and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Symmetry Medical Inc. as of December 30, 2000 were audited by other auditors whose report dated February 2, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symmetry Medical Inc. as of December 29, 2001, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective December 31, 2000, the Company changed its method of accounting for derivative instruments.

/S/    ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Indianapolis, Indiana,

May 15, 2002.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Symmetry Medical Inc.

We have audited the accompanying consolidated balance sheets of Symmetry Medical Inc. as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Symmetry Medical Inc. for the year ended December 29, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 15, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symmetry Medical Inc. as of January 3, 2004 and December 28, 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Indianapolis, Indiana

March 18, 2004

/S/ ERNST & YOUNG LLP

Symmetry Medical Inc.

Consolidated Balance Sheets

(In Thousands, Except Share Data)

	December 28, 2002	January 3, 2004	April 3, 2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$781	$2,348	$1,007
Accounts receivable, net	11,080	30,101	35,317
Inventories	8,010	26,699	29,805
Deferred income taxes	831	1,875	1,915
Other assets	473	3,952	4,696

Total current assets	21,175	64,975	72,740
Property and equipment, net	16,660	53,896	57,133
Deferred income taxes	1,057	—	—
Goodwill	23,140	125,413	125,801
Intangible assets, net of accumulated amortization	—	17,677	17,608
Other assets	1,522	4,636	4,362

Total assets	$63,554	$266,597	$277,644

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$2,270	$9,637	$12,587
Accrued expenses	4,169	11,693	11,503
Income tax payable	75	—	477
Current portion of capital lease obligations	796	2,204	2,423
Current portion of long-term debt	4,278	5,377	5,827

Total current liabilities	11,588	28,911	32,817
Deferred income taxes	—	6,635	6,651
Interest rate swap valuation liability	2,323	965	1,336
Capital lease obligations, less current portion	4,481	8,377	8,750
Long-term debt, less current portion	42,753	121,319	124,347

Total liabilities	64,675	166,207	173,901

Commitments and contingencies (Note 15)	—	—	—
Class B Redeemable Convertible Preferred Stock	3,530	—	—

Shareholders’ equity (deficit):
Class A convertible preferred stock, $.01 par value—150,000 and 100,000 shares authorized at January 3, 2004 and December 28, 2002; 101,625 and 41,653 shares issued at January 3, 2004 and December 28, 2002 (including accrued dividends of $16,522 at April 3, 2004)	49,629	115,831	118,147
Common Stock, $.001 par value—Class A—100,000,000 and 15,000,000 shares authorized at January 3, 2004 and December 28, 2002; shares issued (2003—22,053,770 2002—10,194,560)	10	22	22
Additional paid-in capital	—	31,631	31,631
Unearned compensation	(81)	(57)	(43)
Retained earnings (deficit)	(50,773)	(51,896)	(52,002)
Accumulated other comprehensive income	94	4,859	5,988

Total shareholders’ equity (deficit)	(1,121)	100,390	103,743

Total liabilities and shareholders’ equity (deficit)	$63,554	$266,597	$277,644

See accompanying notes to consolidated financial statements.

Symmetry Medical Inc.

Consolidated Statements of Operations

(In Thousands, Except Share Data)

	Year Ended			Three Months Ended
	December 29, 2001	December 28, 2002	January 3, 2004	March 29, 2003	April 3, 2004
				(unaudited)	(unaudited)
Revenue	$66,495	$65,395	$122,029	$17,823	$45,838
Cost of revenue	48,205	47,859	86,124	12,184	33,255

Gross profit	18,290	17,536	35,905	5,639	12,583
Selling, general and administrative expenses	10,494	9,440	17,115	2,894	5,495

Operating income	7,796	8,096	18,790	2,745	7,088
Other (income) expense:
Interest expense	5,070	4,968	10,172	1,206	3,539
Loss on debt extinguishment	—	—	1,436	—	—
Interest rate SWAP valuation	847	979	(1,358)	(140)	371
Other	290	(42)	(374)	(119)	(185)

Income before income taxes	1,589	2,191	8,914	1,798	3,363
Income tax expense	1,400	841	3,009	607	1,153

Net income before cumulative effect of accounting change	189	1,350	5,905	1,191	2,210
Cumulative effect of accounting change, net of tax	(293)	(1,146)	—	—	—

Net income (loss)	(104)	204	5,905	1,191	2,210
Preferred stock dividends	(3,185)	(4,410)	(7,028)	(1,151)	(2,316)

Net income (loss) applicable to common shareholders	$(3,289)	$(4,206)	$(1,123)	$40	$(106)

Basic and Diluted net income (loss) per share:
Net income (loss) applicable to common shareholders before cumulative effect of accounting change	$(0.32)	$(0.32)	$(0.07)	$0.00	$0.00
Cumulative effect of accounting change, net of tax	(0.03)	(0.12)	—	—	—

Net income (loss) applicable to common shareholders	$(0.35)	$(0.44)	$(0.07)	$0.00	$0.00

Weighted average common shares and equivalent shares outstanding:
Basic	9,466,560	9,537,081	16,293,112	9,537,081	21,767,670
Diluted	9,466,560	9,537,081	16,293,112	9,580,281	21,767,670

See accompanying notes to consolidated financial statements.

Symmetry Medical Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

(In Thousands)

	Class A Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Unearned Compensation Cost	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 30, 2000	$42,336	$9	$—	$—	$(43,435)	$(540)	$(1,630)
Comprehensive loss:
Net income before cumulative effect of accounting change					189		189
Cumulative effect of change in accounting principle, net of tax					(293)		(293)
Other comprehensive loss—foreign currency translation adjustment						(150)	(150)

Comprehensive loss:							(254)
Issuance of common stock—restrictive stock plan		1	186	(186)			1
Amortization of unearned compensation cost		—		25			25
Preferred stock dividends	3,371		(186)		(3,185)		—
Adjustment to the distribution to shareholders and repurchase of common stock in connection with recapitalization					229		229

Balance at December 29, 2001	45,707	10	—	(161)	(46,495)	(690)	(1,629)
Comprehensive income:
Net income before cumulative effect of accounting change					1,350		1,350
Cumulative effect of change in accounting principle, net of tax (Note 2)					(1,146)		(1,146)
Other comprehensive income—foreign currency translation adjustment						784	784

Comprehensive income							988
Amortization of unearned compensation cost				8			8
Forfeiture of restricted stock				72	(72)		—
Preferred stock dividends	3,922				(4,410)		(488)

Balance at December 28, 2002	49,629	10	—	(81)	(50,773)	94	(1,121)
Comprehensive income:
Net income					5,905		5,905
Other comprehensive income—foreign currency translation adjustment						4,765	4,765

Comprehensive income							10,670
Amortization of unearned compensation cost				24			24
Conversion of Preferred Stock—Class B to Common Stock and Preferred Stock— Class A	2,652	1	1,169				3,822
Repurchase of stock	(2,672)	(1)	(1,084)				(3,757)
Sale of stock	59,486	12	26,235				85,733
Common Stock and Preferred Stock Class A warrants			5,311				5,311
Preferred stock dividends	6,736				(7,028)		(292)

Balance at January 3, 2004	115,831	22	31,631	(57)	(51,896)	4,859	100,390
(Unaudited)
Comprehensive income:
Net income					2,210		2,210
Other comprehensive income—foreign currency translation adjustment						1,129	1,129

Comprehensive income							3,339
Amortization of unearned compensation cost				14			14
Preferred stock dividends	2,316				(2,316)		—

Balance at April 3, 2004	$118,147	$22	$31,631	$(43)	$(52,002)	$5,988	$103,743

Symmetry Medical Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended			Three Months Ended
	December 29, 2001	December 28, 2002	January 3, 2004	March 29, 2003	April 3, 2004
				(unaudited)	(unaudited)
Operating activities
Net income (loss)	$(104)	$204	$5,905	$1,191	$2,210
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	2,621	2,744	6,339	732	2,530
Amortization	1,530	—	323	—	152
Cumulative change in accounting principle, net of tax	293	1,146	—	—	—
(Gain) Loss from sale of assets	11	(77)	62	—	18
Deferred income tax provision	(100)	(152)	1,813	(53)	(32)
Loss on debt extinguishment	—	—	1,436	—	—
Change in operating assets and liabilities:
Accounts receivable	(2,721)	858	(2,429)	3,186	(4,929)
Other assets	4,604	(24)	1,444	(83)	(691)
Inventories	(742)	262	(4,009)	(248)	(2,855)
Accounts payable	856	(701)	801	(2,667)	2,665
Accrued expenses and other	(7,156)	615	1,466	41	1,074

Net cash provided by (used in) operating activities	(908)	4,875	13,151	2,099	142

Investing activities
Purchases of property and equipment	(2,325)	(6,565)	(8,816)	(439)	(4,347)
Acquisition, net of cash received	—	—	(163,128)	—	—

Net cash used in investing activities	(2,325)	(6,565)	(171,944)	(439)	(4,347)

Financing activities
Proceeds from Bank Revolver	34,242	11,447	14,779	3,518	9,479
Payments on Bank Revolver	(28,606)	(8,326)	(28,461)	(3,200)	(4,995)
Issuance of long-term debt	13	—	134,000	—	—
Payments on long-term debt and capital lease obligations	(2,450)	(4,509)	(36,889)	(1,132)	(1,645)
Proceeds from issuance of common and preferred stock	1	3,042	85,733	—	—
Payments for redemption of common and preferred stock		—	(3,757)	—	—
Payments for recapitalization and redemption of common stock	229	—	—	—	—
Debt issuance costs paid	—	—	(5,193)	—	—

Net cash provided by (used in) financing activities	3,429	1,654	160,212	(814)	2,839
Effect of exchange rate changes on cash	(3)	(18)	148	5	25

Net increase (decrease) in cash and cash equivalents	193	(54)	1,567	851	(1,341)
Cash and cash equivalents at beginning of year	642	835	781	781	2,348

Cash and cash equivalents at end of year	$835	$781	$2,348	$1,632	$1,007

Supplemental disclosures
Cash paid for interest	$4,795	$4,616	$8,339	$1,104	$3,197

Cash paid for income taxes	$1,561	$807	$1,734	$323	$41

Assets acquired under capital leases	$258	$592	$4,042	$—	$1,085

See accompanying notes to consolidated financial statements.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Notes to the Consolidated Financial Statements for the years ended January 3, 2004, December 28, 2002 and December 29, 2001 and the unaudited three months ended April 3, 2004 and March 29, 2003

1.    Description of the Business

The consolidated financial statements include the accounts of Symmetry Medical Inc. and its wholly-owned subsidiaries (collectively referred to as the Company), Symmetry Medical USA Inc., Jet Engineering, Inc. (Jet), Ultrexx, Inc. (Ultrexx), Othy Limited, Poly-Vac S.A. and Mettis UK Limited, including its wholly-owned subsidiary, Thornton Precision Components Limited (TPC).

The Company is a global supplier of integrated products and services consisting of surgical implants, instruments and cases to orthopedic and other medical device companies.

During 2003, the Company acquired Mettis (UK) Limited, including Jet, Ultrexx and TPC from the Mettis Companies (the Mettis Acquisition). Refer to note 3 for further discussion.

The April 3, 2004 and March 29, 2003 condensed consolidated financial statements of Symmetry Medical Inc. have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying condensed consolidated financial statements contain all material adjustments (consisting only of normal recurring adjustments), necessary to present fairly the consolidated financial position of the Company, its results of operations and cash flows.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on net income previously reported.

Year End

The Company’s year end is the 52 or 53 week period ending the Saturday closest to December 31, resulting in fiscal 2003 (ending January 3, 2004) being 53 weeks, fiscal 2002 (ending December 28, 2002) and fiscal 2001 (ending December 29, 2001) being 52 weeks. References in these consolidated financial statements to 2003, 2002 and 2001 refer to these fiscal years, respectively.

Use of Estimates

Preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company’s financial position or results of operations.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the time of purchase.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. Costs include material, labor and manufacturing overhead costs. Inventory balances are reviewed monthly for excess products or obsolete inventory levels and written down, if necessary, the inventory to net realizable value.

Inventories consist of the following:

	December 28, 2002	January 3, 2004	April 3, 2004
Raw material and supplies	$1,503	$3,678	$4,962
Work-in-process	4,288	17,147	18,127
Finished goods	2,219	5,874	6,716

	$8,010	$26,699	$29,805

Property and Equipment

Property and equipment are stated on the basis of cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets or lease terms. Repair and maintenance costs are charged to expense as incurred.

Property and equipment, including depreciable lives, consists of the following:

	December 28, 2002	January 3, 2004	April 3, 2004
Land	$341	$1,284	$1,296
Buildings and improvements (20 to 40 years)	9,705	14,865	15,022
Machinery and equipment (5 to 15 years)	21,647	56,964	58,854
Office equipment (3 to 5 years)	2,214	3,954	4,229
Construction-in-progress	352	1,337	4,964

	34,259	78,404	84,365
Less accumulated depreciation	17,599	24,508	27,232

	$16,660	$53,896	$57,133

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

Goodwill

The changes in the carrying amounts of goodwill for the years ended January 3, 2004, December 28, 2002 and December 29, 2001 are as follows:

Balance as of December 29, 2001	$24,305
Effects of foreign currency	(19)
Goodwill impaired	(1,146)

Balance as of December 28, 2002	23,140
Goodwill acquired	100,009
Effects of foreign currency	2,264

Balance as of January 3, 2004	$125,413

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but is subject to an annual impairment test in accordance with this statement. Goodwill is defined by the Company as the excess of purchase cost over the fair value of the net tangible and identifiable intangible assets acquired. Statement No. 142 requires the Company to test goodwill for impairment using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Potential impairment is determined by comparing estimated fair value to the net book value of the reporting unit. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate commensurate with the Company’s weighted-average cost of capital. The Company has multiple operating segments as defined by SFAS 131. The Company has defined its reporting units at the operating segment level as this is the lowest level for which discrete financial information is available and the operating results of that component are regularly reviewed by management. The Company completed its annual impairment test as of October 1, 2003 and 2002 and concluded that no impairment of goodwill existed. During 2002, in connection with the adoption of SFAS 142, the Company completed the two-step impairment process. As a result, the Company recognized impairment of $1,146 as a component of the cumulative effect of an accounting change.

The following table presents, on a pro forma basis, earnings and earnings per share as if SFAS No. 142 had been in effect for all years presented.

	Years Ended
	December 29, 2001	December 28, 2002	January 3, 2004
Reported net income/(loss)	$(104)	$204	$5,905
Goodwill amortization	1,530	—	—

Adjusted net income	$1,426	$204	$5,905

Net income (loss) per common share—basic and diluted
Reported	$(0.35)	$(0.44)	$(0.07)
Goodwill amortization	0.16	—	—

Adjusted net income (loss) per common share—basic and diluted	$(0.19)	$(0.44)	$(0.07)

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

Other Intangible Assets

Intangible assets subject to amortization consist of technology and customer related intangible assets acquired in connection with the Mettis Acquisition. These assets ($13,912 at January 3, 2004 and $0 at December 28, 2002) are being amortized using the straight-line method over 9 to 25 years. The accumulated amortization related to these assets is $326 at January 3, 2004. Amortization expense for the next 5 fiscal years approximates $607 per year. Each reporting period, the Company reassesses the expected useful lives of existing intangible assets and adjusts the lives if appropriate. The Company also evaluates the recoverability of intangible assets subject to amortization based on undiscounted operating cash flows when factors indicate impairment may exist. In the event of impairment, the Company makes appropriate write-downs of recorded costs to fair value.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, intangible assets with an indefinite life are no longer amortized but are subject to review each reporting period to determine whether events and circumstances continue to support and indefinite useful life as well as an annual impairment test in accordance with this statement. The Company has $3,765 of indefinite lived intangible assets at January 3, 2004 and $0 at December 28, 2002.

The Company reviewed its intangible assets in accordance with SFAS No. 142 and has not recorded any impairments related to these assets.

Foreign Currency Accounting

The financial statements of the Company’s foreign subsidiaries are accounting for and have been translated into U.S. dollars in accordance with Financial Accounting Standards Board (FASB) Statement No. 52, Foreign Currency Translation. Foreign currency transaction gains and losses resulting from a subsidiary’s foreign currency denominated assets and liabilities included in other income were a $185 gain and $113 gain for the three months ended April 3, 2004 and March 29, 2003, respectively and a $384 gain, $46 gain and $12 loss in 2003, 2002 and 2001, respectively. Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Revenues and expenses have been translated using a weighted-average exchange rate for the period. Currency translation adjustments have been recorded as a separate component of shareholders’ equity.

Revenue Recognition

The Company recognizes revenue on orders received from its customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable revenues price, collection is reasonably assured under the Company’s normal billing and credit terms and ownership and all risks of loss have been transferred to the buyer, which is normally upon shipment.

Shipping and Handling Costs

In accordance with EITF 00-10: Accounting for Shipping and Handling Fees and Costs, the Company reflects freight costs associated with shipping its products to customers as a component of cost of revenues.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $208, $191 and $76 for the years ending January 3, 2004, December 28, 2002 and December 29, 2001, respectively.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 to 60 days. The Company maintains an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. The Company makes estimates regarding the future ability of its customers to make required payments based on historical credit experience and expected future trends. The activity in the allowance for doubtful accounts was as follows:

	December 29, 2001	December 28, 2002	January 3, 2004
Beginning Balance	$47	$37	$109
Provision	13	88	244
Acquired allowance	—	—	324
Write-offs, net	(23)	(16)	(31)

Ending Balance	$37	$109	$646

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities and was effective for the Company beginning in the year ending January 1, 2005. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The adoption of FIN 46 did not have a material impact on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities and was effective for the Company in fiscal year 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring contracts with similar characteristics to be accounted for comparably. The adoption of SFAS No. 149 did not have a material effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement changes the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity. SFAS No. 150 may require that those instruments be classified as liabilities. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s financial position or results of operation.

In June of 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No, 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 generally requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position or results of operations.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, Reporting Results of Operations. This statement also requires sales-leaseback accounting for certain transactions, and makes various other technical corrections to existing pronouncements. The statement is effective for financial statements issued on or after May 15, 2002. The adoption of this statement on January 1, 2003 resulted in classifying the loss from early extinguishment of debt in connection with the acquisition of Mettis (UK) Limited as a separate component of net income before provision for income taxes.

Derivative Financial Instruments

SFAS No. 133, as amended, requires recognition of every derivative instrument in the balance sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or comprehensive income, depending on whether the derivative is designated and effective as part of a hedge accounting transaction. The Company’s derivatives discussed below do not qualify for hedge accounting and accordingly, adjustments to fair value are recorded in earnings.

The Company enters into interest rate swap agreements (SWAP) to offset against changes in interest rates on the Company’s variable rate long-term debt. The SWAP agreements are contracts to exchange variable rate obligations for fixed interest payments to be made periodically over the life of the SWAP agreement. Effective October 2000, the Company entered into a SWAP agreement to economically hedge $19,000 of outstanding long-term debt which fixed the variable portion of the payment obligation at 6.25% per annum for the five-year period commencing October 24, 2000.

Effective July 2003, the Company entered into a second SWAP agreement to economically hedge an additional $71,000 of outstanding long-term debt which fixed the variable portion of the payment obligation at 2.285% per annum for the period commencing on July 21, 2003 and ending on June 30, 2006.

As of December 28, 2002, the Company had a derivative liability of $2,323, which is included in non-current liabilities in the consolidated balance sheets. The full portion of net loss on valuation liability in 2002 of $979 was included in earnings.

As of January 3, 2004, the Company had a derivative liability of $965, which is included in non-current liabilities in the consolidated balance sheets. The full portion of the net gain on valuation liability in 2003 of $1,358 was included in earnings.

As of April 3, 2004, the Company had a derivative liability of $1,336, which is included in non-current liabilities in the consolidated balance sheets. The full portion of the net loss on valuation liability for the three months ended April 3, 2004 of $371 was included in earnings.

Stock-Based Compensation

The Company has elected to follow APB No. 25, Accounting for Stock Issued to Employees, in accounting for its stock options and; accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. However, SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires pro-forma presentation as if compensation costs had been expensed under the fair value method of SFAS No. 123. For

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

purposes of pro forma disclosure, the estimated fair value of the options at the date of grant is amortized to expense over the vesting period. The following table illustrates the effect on net income as if compensation expense had been recognized as follows:

	Fiscal Year			Three months ended
	December 29, 2001	December 28, 2002	January 3, 2004	March 29, 2003	April 3, 2004
Reported net income (loss)	$(104)	$204	$5,905	$1,191	$2,210
Stock-based compensation expense (net of tax)	—	(2)	(122)	—	(69)

Adjusted net income (loss)	$(104)	$202	$5,783	$1,191	$2,141

Basic and diluted net income (loss) per share applicable to common:
Reported net income (loss) per share	$(0.35)	$(0.44)	$(0.07)	$0.00	$0.00
Stock-based compensation expense (net of tax) per share	—	—	(0.01)	0.00	0.00

Adjusted net income (loss) per share	$(0.35)	$(0.44)	$(0.08)	$0.00	$0.00

3.    Mettis Acquisition

On June 11, 2003, the Company acquired 100% of the ownership interests of Mettis UK Limited which included Jet, Ultrexx and TPC in exchange for aggregate consideration of $163,942 consisting of approximately $146,000 of cash, $15,000 of stock and acquisition costs, net of liabilities assumed. The acquisition provides the Company with a new product line, orthopedic implants which are forged as well as additional production capacity for instruments. The purchase price of the Mettis acquisition exceeded the fair value of identifiable tangible and intangible assets which reflects the synergistic and strategic fit of this acquisition into the Company’s business. Results of the Mettis acquisition are included in the statement of operations from the acquisition date.

The aggregate purchase price of $163,942 was allocated to the opening balance sheet as follows:

Current assets	$33,970
PP&E	30,789
Acquired technology (amortized over 9 years)	445
Acquired customers (amortized over 25 years)	13,672
Acquired manufacturing processes (indefinite-lived)	3,626
Goodwill	100,009
Current liabilities	(11,025)
Non-current liabilities	(7,544)

Purchase price, net	$163,942

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

The following unaudited pro forma consolidated revenues, net income and earnings per share amounts have been prepared by applying pro forma adjustments to historical amounts. The unaudited pro forma information for the periods presented gives effect to the acquisition of Mettis (UK) Limited as if it had been consummated at the beginning of the periods presented. We completed the Mettis (UK) Limited acquisition on June 11, 2003.

	Fiscal Year ended		Three months ended March 29, 2003
	December 28, 2002	January 3, 2004
Revenue	$149,861	$158,355	$40,224
Net income (loss)	940	5,345	1,820
Net income available to common shareholders	(206)	(1,683)	669
Earnings (loss) per share—basic	(0.02)	(0.06)	0.02
Earnings (loss) per share—diluted	(0.02)	(0.06)	0.02

4.    Debt Arrangements

Long-term debt consists of the following:

	December 28, 2002	January 3, 2004
Bank Term Loan payable in quarterly installments, plus interest at a variable rate (5.6875% at January 3, 2004), through March 31, 2009 at which time the remaining principal is due.	$—	$95,800
12% Senior Subordinated Notes due 2011, with quarterly interest payments.	—	36,000
Discount on subordinated notes	—	(5,111)
Revolving line of credit, paid off in 2003	13,682	—
Term loan, paid off in 2003	32,300	—
Subordinated debenture, paid off in 2003	1,039	—
Installment Loan	10	7

	47,031	126,696
Less current portion	(4,278)	(5,377)

	$42,753	$121,319

During 2003, the Company refinanced substantially all of its debt arrangements as part of financing the Mettis Acquisition resulting in a loss on debt extinguishment of $1,436.

The Company’s Bank Revolving Line of Credit has a total capacity of up to $15 million and the Company pays a .50% annual commitment fee for the average unused portion of the revolving line of credit facility. There are no borrowings under this line of credit at January 3, 2004.

The Company is required to prepay the principal indebtedness of the Bank Term Loan in an amount equal to 75% of excess cash flow, as defined in the agreement, for the then most recently ended fiscal year. Any such payments are due ninety days after year end and first reduce scheduled maturities for the immediate following year and then in the inverse order of maturity. The Company was not required to make an excess cash flow prepayment for 2003 or 2002. Substantially all of the assets of the Company collateralize the term loan and the revolving line of credit.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

These agreements require the Company to meet various debt covenants including a total leverage ratio, senior leverage ratio, minimum consolidated EBITDA levels, interest coverage ratio, fixed charge ratio and maximum capital expenditure limitations. The Company was in compliance with all debt covenants as of January 3, 2004.

On June 11, 2003, the Company issued $36,000 of 12% senior unsecured subordinated notes due 2011. A portion of these notes are held by related parties. These notes have financial covenants less restrictive than the Bank Term Loan and Line of Credit. Additionally, these notes were issued with detachable warrants exercisable for an aggregate of 80,842 shares of common stock, par value $0.01 per share and 3,530 shares of Class A Preferred Stock par value $0.01 per share at any time prior to June 2013 at an exercise price of $0.01 per share. In accordance with Accounting Principles Board Opinion 14 (APB 14), Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the Company has recorded a discount equal to the fair value of the warrants of $5,311. This discount, which is reflected as a reduction to long-term debt on the consolidated balance sheet, is being amortized to interest expense using the effective interest method.

Maturities of long-term debt for the five years succeeding January 3, 2004 are as follows:

2004	$5,377
2005	7,254
2006	9,150
2007	11,050
2008 and thereafter	98,976

$131,807

5.    Preferred Stock

The Class A convertible preferred stock has a liquidation value of $1,000 per share, is nonvoting, and accrues cumulative dividends at 8% per annum on the sum of the liquidation value plus all accumulated and unpaid dividends. Holders of the Class A convertible preferred stock have liquidation preference rights, including the right in the event of an initial public offering of the Company’s common stock to convert Class A convertible preferred stock into common stock, at a conversion price equal to 85% of the per share price paid by the public for the common stock in the initial public offering. In June, 2003, the Company sold 59,486 shares of Class A convertible preferred stock for $1,000 per share. Of these shares, 44,499 were sold to related parties including Olympus Partners and employees of the Company.

In connection with a debt amendment, on February 22, 2002 the Company issued 3,000 shares of Class B Redeemable Convertible Preferred Stock (Class B Preferred Stock) for $1,000 per share. The Class B Preferred Stock was senior to all other outstanding equity securities issued by the Company and did not have voting rights. The Class B shareholders were entitled to a dividend of 18% per annum which is cumulative. All shares of the Class B Preferred Stock were converted into 2,652 shares of the Company’s Class A Preferred Stock and 53,000 shares of Common Stock during 2003.

6.    Leases

The Company has a capital lease arrangement through October 1, 2016 for its New Hampshire plant facility. On October 1, 2001, and every five years thereafter, including extensions, the annual base rent will change based on the Consumer Price Index. The Company has an option to extend the lease for an additional five-year period and has a right of first opportunity to purchase the leased property. Additionally, the Company has entered into capital leases for various machinery and equipment.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

Property and equipment and related accumulated amortization for building and equipment capital leases are as follows:

	December 28, 2002	January 3, 2004
Buildings and improvements	$4,991	$4,991
Machinery and equipment	2,847	9,550

	7,838	14,541
Less accumulated amortization	(3,279)	(3,017)

	$4,559	$11,524

Amortization of leased assets is included in depreciation expense.

Future minimum payments for capital leases with initial terms of one year or more are as follows at January 3, 2004:

Capital Leases
2004	$3,053
2005	2,639
2006	2,092
2007	1,816
2008	1,116
Thereafter	5,374

Total minimum payments	16,090
Amounts representing interest	(5,509)

Present value of net minimum lease payments (including total current portion of $2,204)	$10,581

7.    Income Taxes

Income before income taxes consisted of:

	December 29, 2001	December 28, 2002	January 3, 2004
Domestic	$1,921	$1,725	$6,602
Foreign	(332)	466	2,312

	$1,589	$2,191	$8,914

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

Significant components of the Company’s net deferred tax assets (liabilities) are as follows:

	December 28, 2002	January 3, 2004
Compensation	$388	$787
Intangibles	261	(4,914)
Inventory	188	883
PP&E	612	(2,653)
Net operating loss carryforwards of state and foreign subsidiaries	716	753
SWAP agreements	945	382
Other	(506)	622

	2,604	(4,140)
Valuation allowance	(716)	(620)

	$1,888	$(4,760)

Significant components of the income tax provision are as follows:

	December 29, 2001	December 28, 2002	January 3, 2004
Current:
Federal	$1,460	$758	$205
State	229	161	60
Foreign	11	74	931

	1,700	993	1,196
Deferred	(300)	(152)	1,813

	$1,400	$841	$3,009

The provision for income taxes differs from that computed at the Federal statutory rate of 34% as follows:

	December 29, 2001	December 28, 2002	January 3, 2004
Tax at Federal statutory rate	$540	$745	$3,031
State income taxes	78	88	257
Foreign taxes	(82)	(352)	43
Valuation allowance	393	323	(96)
Nondeductible goodwill amortization	422	—	—
Other	49	37	(226)

	$1,400	$841	$3,009

At January 3, 2004, the Company had state and foreign net operating loss carryforwards of approximately $6,665 and $1,314 for tax purposes. The state carryforwards have an expiration period of up to twenty years, which expire beginning December 31, 2019 and ending December 31, 2023, while the foreign carryforwards have no expiration date. However, due to the uncertainty of the realization of the full benefit of the foreign net operating loss carryforwards and certain other foreign deferred tax assets, the Company has established a

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

valuation allowance of $620. No provision has been made for United States federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries because it is expected that such earnings will be reinvested in these foreign operations indefinitely.

8.    Profit Sharing Plan

The Company maintains two qualified profit sharing plans, which qualify under Section 401(k) of the Internal Revenue Code. Contributions by the Company are based upon both discretionary and matching nondiscretionary amounts. The matching amounts represent a 50% match of employees’ contributions, up to a maximum of $1 per participant per year. Expense recorded for the plans was $686, $493 and $504 for 2003, 2002 and 2001, respectively.

9.    Restricted Stock Plan

In January 2001 certain members of management were awarded a total of 93,600 shares of common stock which vest on December 31, 2007 or earlier in increments of 25% per year, if the Company’s EBITDA, as defined, meets specified levels as outlined in the agreement. However, 36,400 shares have been forfeited as of January 3, 2004. Compensation expense is charged to the income statement as earned over the vesting period. The unearned compensation resulting from this agreement is reflected as a reduction to shareholder equity. For the years ended January 3, 2004, December 28, 2002 and December 29, 2001, the Company recognized approximately $24, $8 and $25, respectively.

10.    Stock Option Plan

2002 Stock Option Plan The 2002 Stock Option Plan provides for the grant of nonqualified stock options to our directors, officers and employees and other persons who provide services to us. A total of 72,000 shares of common stock are reserved for issuance under this plan. Options for 72,000 shares of common stock have been granted. These options vest ratably over a four year period as of the end of each of our fiscal years during that period, subject to us achieving certain minimum EBITDA targets in each fiscal year, and, if those targets are not met, on the seventh anniversary of the grant date so long as the option is still an employee. Options granted under the 2002 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of ours (other than a termination by us for cause, as defined in the 2002 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. The term of all options granted under the 2002 Stock Option Plan may not exceed ten years.

2003 Stock Option Plan The 2003 Stock Option Plan provides for the grant of nonqualified stock options to our directors, officers and employees and other persons who provide services to us. A total of 1,252,820 shares of common stock are reserved for issuance under this plan. Options for 1,022,820 shares of common stock have been granted. These options vest ratably over a four year period as of the end of each of our fiscal years during that period. Options granted under the 2003 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of ours (other than a termination by us for cause, as defined in the 2003 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. The term of all options granted under the 2003 Stock Option Plan may not exceed ten years.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

A summary of stock option activity and weighted-average exercise prices for the periods indicated are as follows:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 29, 2001	—	$—
Granted	72,000	0.20
Exercised	—	—
Cancelled	—	—
Outstanding at December 28, 2002	72,000	$0.20
Granted	1,022,820	2.203
Exercised	—	—
Cancelled	—	—
Outstanding at January 3, 2004	1,094,820	$2.071

The following table summarizes information about stock options outstanding at January 3, 2004:

Range of Exercise	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at January 3, 2004	Weighted Average Exercise Price
$ 0.20	72,000	8.0 years	$ 0.20	36,060	$ 0.20
2.203	1,022,820	9.6 years	2.203	255,710	2.203

Using the Minimum Value option valuation model, the estimated fair values of options granted during 2003 and 2002 were $8.19 and $0.80 per option, respectively. Principal assumptions used in applying the Minimum Value model were as follows:

Minimum Value Model Assumptions	2002	2003
Risk-free interest rate	5.09%	4.65%
Expected dividend yield	0.00%	0.00%
Expected term	10 years	10 years

11.    Related Party Transactions

During the year ended January 3, 2004, the Company purchased contract manufacturing services totaling $283 from ADS Precision Limited (ADS), a company controlled by a relative of the general manager of the European operations. The Company maintains an ongoing relationship with this vendor and believes all transactions have been executed on an arms length basis. As of January 3, 2004, the Company has a payable to ADS of $135.

During 2003, 2002 and 2001, the Company paid management fees to a related party of $375, $250 and $250, respectively. These fees are included in selling, general and administrative expenses. Additionally, the Company paid a transaction fee upon the completion of the Mettis acquisition and the sale of our senior subordinated notes to this related party of $1,717.

12.    Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, and long-term debt, including interest-rate swap agreements. The carrying value of these financial instruments approximates fair value.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

13.    Segment Reporting

The Company primarily designs, develops and manufactures implants and related surgical instruments and cases for orthopedic device companies and companies in other medical device markets such as dental, osteobiologic and endoscopy. The Company also has a special services business serving primarily aerospace customers, which does not meet the quantitative disclosure requirements of SFAS 131. The Company manages its business and operates as a single reportable business segment. Because of the similar economic characteristics of the operations, including the nature of the products, comparable level of FDA regulations, same or similar customers, the Company’s operations have been aggregated following the provisions of SFAS 131 for segment reporting purposes.

The Company is a multi-national corporation with operations in the United States, the United Kingdom and France. As a result, the Company’s financial results can be impacted by currency exchange rates in the foreign markets in which the Company sells its products. While exposure to variability in foreign currency exists, the Company does not believe it is significant to its operations and any variability is somewhat offset through the location of its manufacturing facilities. Revenues are attributed to geographic locations based on the location to which we ship our products.

Revenues to External Customers:

	December 29, 2001	December 28, 2002	January 3, 2004	March 29, 2003	April 3, 2004
United States	$52,820	$52,829	$89,408	$14,653	$31,499
United Kingdom	9,396	6,576	19,624	1,301	9,456
Other foreign countries	4,279	5,990	12,997	1,869	4,883

Total Revenue	$66,495	$65,395	$122,029	$17,823	$45,838

Long-Lived Assets:

	December 28, 2002	January 3, 2004
United States	$38,534	$152,531
United Kingdom	745	45,381
France	3,100	3,710

Total Long-Lived Assets	$42,379	$201,622

A substantial portion of the Company’s net revenues is derived from a limited number of customers. Revenues include sales to customers of the Company which individually account for 10% or more of net revenues as follows:

2004- Four customers representing approximately 19%, 13%, 12% and 10% of revenues, respectively

2003- Three customers representing approximately 19%, 15% and 11% of revenues, respectively

2002- Two customers representing approximately 17% and 16% of revenues, respectively

2001- Two customers representing approximately 17% and 16% of revenues respectively

The customers listed above, which are orthopedic device companies, comprised approximately 31% and 30% of the accounts receivable balance at January 3, 2004 and December 28, 2002, respectively.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

Following is a summary of the composition by product category of the Company’s revenues to external customers. Revenues of the specialty services business are included in the “other” category.

	December 29, 2001	December 28, 2002	January 3, 2004	March 29, 2003	April 3, 2004
Implants	$—	$—	$33,289	$—	$17,011
Instruments	36,456	32,294	45,624	7,800	14,725
Cases	30,039	33,101	36,118	10,023	10,558
Other	—	—	6,998	—	3,544

Total Revenue	$66,495	$65,395	$122,029	$17,823	$45,838

14.    Net Income (loss) Per Share

The following table sets forth the computation of earnings per share.

	December 29, 2001	December 28, 2002	January 3, 2004	March 29, 2003	April 3, 2004
Net income before cumulative effect of accounting change	$189	$1,350	$5,905	$1,191	$2,210
Preferred stock dividends	(3,185)	(4,410)	(7,028)	(1,151)	(2,316)

Net income (loss) applicable to common shareholders before cumulative effect of accounting change	(2,996)	(3,060)	(1,123)	40	(106)
Cumulative effect of accounting change, net of tax	(293)	(1,146)	—	—	—

Net income (loss) applicable to common shareholders	$(3,289)	$(4,206)	$(1,123)	$40	$(106)

Weighted-average common shares outstanding – Basic	9,466,560	9,537,081	16,293,112	9,537,081	21,767,670
Effect of stock options and warrants	—	—	—	43,200	—

Weighted-average common shares outstanding and assumed conversions	9,466,560	9,537,081	16,293,112	9,580,281	21,767,670

Net income (loss) per share-basic and diluted:
Net income (loss) applicable to common shareholders before cumulative effect of accounting change	$(0.32)	$(0.32)	$(0.07)	$0.00	$0.00
Cumulative effect of accounting change, net of tax	(0.03)	(0.12)	—	—	—

Net income (loss) per share-basic and diluted	$(0.35)	$(0.44)	$(0.07)	$0.00	$0.00

Weighted average common shares at April 3, 2004 exclude the antidilutive effects of stock options and warrants totaling approximately 1.2 million shares.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(continued)

(In Thousands, Except Share Data)

15.    Commitments and Contingencies

Environmental

In 2004, the Company was notified by the Indiana Department of Environmental Management of certain regulatory compliance issues. The Company is in process of addressing these issues, and believes the cost of addressing these issues will not be material to the Company’s results of operations or financial condition.

The Company has been notified by the U.S. Environmental Protection Agency or by state governments that it may be liable under environmental laws with respect to the cleanup of hazardous substances at sites we previously used for the disposal of wastes. Based on information currently available, the Company does not believe these liabilities will be material to its results of operations or financial position.

Operating Leases

The Company also has various operating leases, primarily for equipment. Total rental expense for these operating leases amounted to $1,889, $3,235 and $2,754 in 2003, 2002 and 2001, respectively. Future minimum payments for operating leases with initial terms of one year or more are as follows at January 3, 2004:

Operating Leases
2004	$1,703
2005	1,317
2006	721
2007	453
2008	200
Thereafter	85

Total minimum payments	$4,479

16.    Subsequent Events

Immediately prior to the closing of the Company’s offering of its common stock on Form S-1, the Company adopted the 2004 Equity Incentive Plan. An aggregate of      shares of common stock will be reserved for issuance under the plan, subject to adjustments reflecting changes in the Company’s capitalization. The plan will provide for the issuance of stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards.

Immediately prior to the closing of the Company’s offering of its common stock on Form S-1, the Company adopted the 2004 Employee Stock Purchase Plan.      shares of common stock will be reserved for issuance over the term of the plan subject to annual increases by the lowest of      shares,     % of all shares outstanding at the end of the previous year or a lower amount as determined by the board of directors. This is a qualified plan as defined by Section 423 of the Internal Revenue Code.

Mettis (UK) Limited

Report of Independent Accountants

To the Board of Directors and Shareholder of Mettis (UK) Limited:

In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of operations, changes in shareholder’s deficit and cash flows present fairly, in all material respects, the financial position of Mettis (UK) Limited and its subsidiaries (together the “Company”) at March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated and combined financial statements, the Company was a subsidiary of Mettis Group Limited in all periods presented. The financial position, results of operations and cash flows of the Company could differ from those that would have resulted had the Company operated autonomously as an entity independent from Mettis Group Limited.

As discussed in Note 2 to the consolidated and combined financial statements, the Company ceased amortizing goodwill on adoption of the relevant provisions of Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, on April 1, 2002. As discussed in Note 2, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, on April 1, 2001.

The accompanying consolidated and combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company is dependent upon the financial support of its parent company, Mettis Group Limited, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 15. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PricewaterhouseCoopers LLP

Birmingham, United Kingdom

6 June 2003

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Consolidated and Combined Balance Sheets

	March 31
	2003	2002
	($’000)	($’000)
Assets
Current assets:
Cash and cash equivalents	2,496	1,125
Accounts receivable, net of allowances for doubtful accounts of $29 and $19 at March 31, 2003 and 2002, respectively	17,379	12,172
Inventories, net	14,232	14,736
Prepaid expenses and other current assets	2,884	2,064
Intercompany receivables	62	644

Total current assets	37,053	30,741
Property and equipment	30,069	28,851
Goodwill, net	64,716	61,180
Other assets	2,656	3,593

Total assets	134,494	124,365

Liabilities and Shareholder’s Deficit
Current liabilities:
Cash overdraft	1,301	427
Accounts payable	7,294	9,024
Accrued liabilities and other current liabilities	2,834	3,085
Intercompany payables	791	—
Capital lease obligations, current	948	589
Debt, current portion	9,609	5,811
Derivative financial instruments	1,948	2,235

Total current liabilities	24,725	21,171
Capital lease obligations, long term	2,188	1,403
Debt, long term	134,215	126,848
Deferred tax liabilities	1,912	2,179

Total liabilities	163,040	151,601

Commitments (Note 13)

Shareholder’s deficit:
Common stock: ordinary shares; £1.00 each; 310,452,003 authorized, 110,452,001 issued and outstanding at March 31, 2003 and 2002, respectively	157,284	157,284
Shareholder’s net investment	(185,830)	(184,520)

Total shareholder’s deficit	(28,546)	(27,236)

Total liabilities and shareholder’s deficit	134,494	124,365

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Consolidated and Combined Statements of Operations

	Year ended March 31
	2003 ($’000)	2002 ($’000)	2001 ($’000)
Revenues	84,466	71,556	64,978
Cost of revenues	(60,307)	(50,723)	(44,175)

Gross profit	24,159	20,833	20,803
Operating expenses:
Research and development	186	8	12
Sales and marketing	2,394	2,166	1,856
General and administrative expenses	6,131	4,649	4,262
Amortization of goodwill	—	6,372	6,488

Total operating expenses	8,711	13,195	12,618

Operating income	15,448	7,638	8,185
Interest expense	(15,239)	(14,125)	(14,093)
Interest income	720	762	1,746
Other income (expense)	165	2	(2)

Income/(loss) before provision for income taxes	1,094	(5,723)	(4,164)
Provision for income taxes	(1,504)	(1,754)	(2,597)

Loss before change in accounting principle	(410)	(7,477)	(6,761)
Net effect of change in accounting principle	—	(2,039)	—

Net income/(loss)	(410)	(9,516)	(6,761)

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Consolidated and Combined Statements of Cash Flows

	2003 ($’000)	2002 ($’000)	2001 ($’000)
Cash flows from operating activities:
Net loss	(410)	(9,516)	(6,761)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,684	10,284	9,488
Disposals of property, plant and equipment	31	34	2
Provision for doubtful accounts	10	4	(245)
Provision for deferred income taxes	(267)	641	352
Changes in current assets and liabilities:
Accounts receivable	(5,217)	784	(1,644)
Inventories	504	(2,821)	9
Prepaid expenses and other current assets	(820)	(782)	323
Intercompany	1,373	(544)	(532)
Accounts payable	(1,730)	335	1,175
Accrued liabilities and other current liabilities	(251)	(316)	505
Derivative financial instruments	(287)	2,235	—
Other assets	937	1,009	(1,016)

Net cash provided by (used in) operating activities	(1,443)	1,347	1,656

Cash flows from investing activities:
Purchase of new businesses, net of cash acquired	—	—	(11,409)
Purchases of property, plant and equipment	(2,057)	(4,557)	(8,757)

Net cash used in investing activities	(2,057)	(4,557)	(20,166)

Cash flows from financing activities:
Movement in shareholder’s net investment	9,323	5,729	(19,028)
Cash overdraft	874	427	—
Proceeds from issuance of external debt	—	—	40,529
Repayment of external debt	(3,452)	(2,620)	(1,058)
Principal payments on capital leases	(1,765)	(484)	(273)
Payment of debt issuance costs	—	—	(2,174)

Net cash provided by financing activities	4,980	3,052	17,996

Effect of exchange rate changes on cash and cash equivalents	(109)	—	112
Net increase (decrease) in cash and cash equivalents	1,371	(158)	402
Cash and cash equivalents, beginning of period	1,125	1,283	881

Cash and cash equivalents, end of period	2,496	1,125	1,283

Supplemental cash flow information:
Interest paid on external debt	2,967	3,288	2,045
Interest income	(350)	(762)	(1,746)
Income taxes paid during the period	2,019	1,434	2,225

Supplemental non cash investing and financing activity:
Acquisition of property, plant and equipment under capital lease	2,909	800	733

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Consolidated and Combined Statements of Changes in Shareholder’s Deficit

	Ordinary shares		Other comprehensive income (loss) ($’000)	Shareholder’s net investment ($’000)	Total ($’000)
	Number (in thousands)	Amount ($’000)
Balance at April 1, 2000	200,000	328,200		(341,923)	(13,723)
Dividend payments to Mettis Group Limited	—	—		(30,842)	(30,842)
Net loss	—	—	(6,743)		(6,743)
Currency translation adjustment	—	—	(3,075)		(3,075)

Comprehensive loss	—	—	(9,818)	(9,818)

Movement in shareholder’s net investment	—	—		33,036	33,036

Balance at March 31, 2001	200,000	328,200		(349,547)	(21,347)
Corporate reorganisation	110,452	157,284		—	157,284
Cancellation of Share Capital	(200,000)	(328,200)		328,200	—
Dividend payments to Mettis Group Limited	—	—		(212,312)	(212,312)
Net loss	—	—	(9,516)		(9,516)
Currency translation adjustment	—	—	44,703		44,703

Comprehensive income			35,187	35,187

Movement in shareholder’s net investment	—	—		13,952	13,952

Balance at March 31, 2002	110,452	157,284		(184,520)	(27,236)
Net loss	—	—	(410)		(410)
Currency translation adjustment	—	—	(3,633)		(3,633)

Comprehensive loss	—	—	(4,043)	(4,043)

Movement in shareholder’s net investment	—	—		2,733	2,733

Balance at March 31, 2003	110,452	157,284		(185,830)	(28,546)

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements

1    The Company and its operations

Mettis (UK) Limited is a privately owned company, registered in the United Kingdom. Mettis (UK) Limited and its subsidiaries (collectively “Mettis” or the “Company”) is a designer, manufacturer and supplier of a broad range of orthopaedic and aerospace products. These products are manufactured in facilities located in the United Kingdom and the United States of America. The Company was incorporated in England and Wales on March 20, 1998. The Company is a wholly owned subsidiary of Mettis Group Limited, a privately owned company registered in the United Kingdom which acquired certain businesses from National Industries Group SAK of Kuwait, including the Company and its principal subsidiaries– Thornton Precision Components Limited and Mettis Group Inc., (the “Acquisition”), in February 1999.

The Acquisition was accounted for as a purchase business combination. The purchase accounting adjustments arising from this Acquisition have been “pushed down” into these consolidated and combined financial statements of the Company to the extent that these adjustments related to the Company.

2    Basis of preparation and significant accounting policies

a) Basis of preparation

The financial statements of the Company for each of the years in the three year period ended March 31, 2003 have been prepared on a carve-out basis. Effective February 17, 2002, as part of a corporate reorganization of the business, the issued and outstanding share capital of Thornton Precision Components Limited and Mettis Group Inc, which were directly owned subsidiaries of Mettis Group Limited conducting business in the United Kingdom and the United States of America respectively, were transferred to the Company in addition to two dormant companies. Mettis Group Inc. is a holding company for the US operations of Jet Engineering Inc., and UltreXX, Inc. The consideration for this transaction was the issuance of 110,452,001 ordinary shares, with a nominal value of £1.00 of the Company. These consolidated and combined financial statements present the results of operations and financial position of the Company in its current form for the three years ended March 31, 2003. The financial statements include allocations of certain expenses and interest charges relating to the Company from Mettis Group Limited, the Company’s immediate parent.

Carve-out allocation methodology

These carve-out financial statements include certain allocations of specific Mettis Group Limited corporate expenses, including legal, accounting, insurance, and other Mettis Group Limited corporate and infrastructure costs. The expense allocations have been determined on bases that Mettis Group Limited and the Company considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company. However, the financial information included herein may not reflect the financial position, operating results, changes in shareholder’s deficit and cash flows of the Company in the future or what they would have been had the Company been a separate stand-alone entity during the periods presented.

Central expenses

The financial statements include, in general and administrative expenses, certain management charges and allocations from Mettis Group Limited of $1.5 million, $1.0 million and $0.8 million in 2003, 2002 and 2001, respectively. The management charges comprise certain specific costs incurred by Mettis Group Limited on behalf of the Company in relation to services provided. In addition to these management charges, the expense

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

2    Basis of preparation and significant accounting policies (continued)

allocations representing an allocation of the remaining costs of Mettis Group Limited’s shared administrative functions, including legal, accounting, treasury and other corporate and infrastructure costs, have also been recognised. These allocations are based upon the Company’s revenues as a percentage of Mettis Group Limited’s consolidated revenues. Additional management charges have been made by Mettis Group Limited for acting as guarantor for external debt of the company of $1.0 million, $1.1 million and $0.4 million in 2003, 2002 and 2001, respectively. Management believes that the allocation methodology used is reasonable.

The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Company had been an independent entity and had otherwise managed these functions.

External debt balances and associated interest expense

As the Company guarantees its assets as collateral for the parent’s debt, it has been allocated a portion of the external debt secured by Mettis Group Limited in order to fund the original Acquisition in 1999. The debt balances have been allocated in proportion to the original allocation of the purchase price. Interest and debt issuance costs in proportion to the debt have also been allocated to the Company. Such interest charges represent an allocation of the actual external interest charges incurred by Mettis Group Limited. Such debt issuance costs also include an allocation of the write-off of debt issuance costs on the extinguishment of the initial external debt which was replaced in the financing reorganisation on September 13, 2000. See note 9.

Shareholder’s net investment

All Mettis Group Limited funding balances and comprehensive income items have been aggregated in the consolidated and combined balance sheets within shareholder’s net investment. In addition to movements resulting from the Company’s result and foreign exchange fluctuations, this net investment balance will fluctuate on an annual basis by virtue of movements in capital contributions and dividends made from the Company to Mettis Group Limited. The net impact of these items is categorized as a “movement in shareholder’s net investment”.

Income taxes

Under Mettis Group Limited’s ownership the Company comprised of separate legal entities which filed separate income tax returns. The deferred tax expense recorded in the statements of operations reflect the change in tax assets and liabilities, adjusted for the tax effect of carve-out adjustments, to compute the tax expense as if the Company were a separate entity subject to the enacted tax legislation in the UK and the US.

Derivative financial instruments

The Company’s exposure to fluctuations in interest rates was managed by Mettis Group Limited which was party to various Interest Rate Swap arrangements. Following the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” on April 1, 2001, the fair value of such arrangements has been allocated to the Company in proportion to the underlying debt allocation from Mettis Group Limited to the Company.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

2    Basis of preparation and significant accounting policies (continued)

Presentation of management charges and allocated costs

Management charges and allocated costs included in the statements of operations is as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)	2001 ($’000)
General and administrative expenses	1,544	957	792
Interest expense:
Bank loans—senior debt, pushed down	3,044	3,032	3,992
Related party loans, pushed down	7,047	4,387	4,290
Amortization of debt issuance costs, pushed down	621	563	706
Write-off of debt issuance costs, pushed down	—	—	1,244
Interest rate swaps	(370)	455	—
Intercompany loan guarantee fee	964	1,137	441

b) Significant accounting policies

The accompanying consolidated and combined financial statements comprise the financial statements of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

Foreign currency translation

Transactions in currencies other than the functional currency of the underlying operation are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the operation’s functional currency are translated at rates of exchange prevailing at the balance sheet date to the operation’s functional currency. Related transaction gains and losses are reported in the statements of operations.

Upon consolidation, the results of operations of subsidiaries, whose functional currency is other than the reporting currency of the Company, the US Dollar, are translated at the average exchange rate for the period. Assets and liabilities, excluding equity account balances which are translated at historical rates, are translated at period end exchange rates. Currency translation adjustments are presented as comprehensive income in the consolidated and combined financial statements and are included in net income only upon sale or liquidation of the related foreign subsidiary. Dividends declared and paid by the Company are denominated in pounds sterling.

Use of estimates

The preparation of consolidated and combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the year. Estimates and assumptions have been made by management concerning the selection of useful lives of property and equipment, goodwill, provisions necessary for uncollectible receivables, provisions for slow-moving and obsolete inventory, carrying value of long-lived assets, income tax valuation allowances and other similar evaluations.

Revenue recognition

The Company’s principal sources of revenue arise from the manufacture and sale of forgings and machined components for the medical and aerospace industries. The Company recognizes revenue pursuant to Staff

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

2    Basis of preparation and significant accounting policies (continued)

Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

Products are primarily manufactured at locations within close proximity to the customers’ premises. Consequently, revenue is recognized when products are dispatched from the Company’s manufacturing facilities which is the point at which ownership and the risks and rewards thereof transfer to the customer.

Customers may return products in the event of product defect or inaccurate order fulfilment. The Company maintains an allowance for sales returns based upon a historical analysis of returns. Returns were not significant in any of the periods presented.

Cash and cash equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible into cash and have original maturities of three months or less. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents, primarily composed of deposits, are maintained with two financial institutions and the composition and maturities are regularly monitored by management. Deposits at any time may exceed federally insured limits. The accounts receivable are derived from revenue earned from customers located in the US and the UK. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. At March 31, 2003 one customer accounted for approximately 14% of accounts receivable. No customer accounted for in excess of 10% of accounts receivable in 2002. Another customer accounted for approximately 17%, 14% and 14%, respectively of total revenues for the years ended March 31, 2003, 2002 and 2001 respectively.

Fair value of financial instruments

Carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short maturities. The carrying amount of long-term debt approximates fair value and is based on borrowing rates currently available with similar terms and average maturities. The carrying amount of financial instruments is shown in Note 11.

Research and development costs

Costs related to research and development were expensed as incurred and were approximately $186,000, $8,000 and $12,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

2    Basis of preparation and significant accounting policies (continued)

Accounts receivable

Amounts receivable are stated at estimated net realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Inventories

Inventories are stated at the lower of cost or market value and are shown net of an inventory allowance in the balance sheet. The cost of inventory is determined based on the first-in, first-out (FIFO) method. Provisions are made as necessary to reduce inventory amounts to their net realizable value or to provide for obsolete products.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for improvements which enhance the useful life of the assets are capitalized and are amortized over the lesser of the useful life of the assets or the lease term, whichever is shorter. Repairs and maintenance costs which do not enhance the useful life of the assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 4 to 15 years, except land and buildings which are depreciated over periods up to 40 years.

Long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived assets”. SFAS No. 144 requires an impairment review to be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an indicator of impairment exists, estimates of the future cash flows expected to result from the use of the asset and its eventual disposition is performed. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses, including goodwill pushed down arising on the Acquisition of the Company on February 19, 1999. Goodwill has been amortized using the straight-line method, over 12 years for all acquisitions completed prior to June 30, 2001. Effective July 1, 2001, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” applicable to business combinations completed after June 30, 2001. Effective April 1, 2002, additional provisions of SFAS No. 142, relating to business combinations completed prior to June 30, 2001 became effective and were adopted. Under the provisions of SFAS No. 142, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization beginning April 1, 2002.

The Company has completed its process to determine whether an impairment loss arose on the adoption of SFAS No. 142. This process involved a comparison of the fair value of the Company’s reporting units to the carrying value thereof and results of this testing highlighted that the fair value of the reporting units exceed their carrying amounts and therefore goodwill of the reporting units was not considered impaired.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

2    Basis of preparation and significant accounting policies (continued)

Comprehensive income/(loss)

Certain foreign currency items are included as components of other comprehensive income/(loss). Components of comprehensive income/(loss) are reported in the statements of changes in shareholder’s deficit.

In preparing these carve-out financial statements, the Company has followed accounting principles generally accepted in the United States of America. This represented a change in the accounting principles previously followed by the Company effective April 1, 2001. From this point, the Company has separately analyzed the individual components of Other Comprehensive Income, which on a cumulative basis from April 1, 2001 totalled $21.4 million, and $25.4 million at March 31, 2003 and 2002, respectively.

Derivative financial instruments

The year ended March 31, 2001

During this period, the Company was exposed to foreign currency risks arising from fluctuations in exchange rates, and interest rate risks arising from fluctuations in market interest rates. The Company’s risk policy takes into account risks resulting from the remeasurement of each of its entities’ assets, liabilities and revenues expressed in local currency to such operations functional currency, and enters into foreign currency exchange forward contracts to hedge movements in exchange rates and interest rate swaps to hedge against movements in market interest rates. The Company does not enter into derivative financial instruments for trading purposes or other speculative purposes. Realized gains and losses on foreign currency exchange forward contracts, that are hedges of committed transactions, are recognized at the time the underlying transaction is completed. The interest differential to be paid and received under the related interest rate swap agreement is recognized over the life of the related debt and is included in interest expense.

The two years ended March 31, 2003

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 , “Accounting for Derivative Instruments and Hedging Activities.” This Statement has subsequently been amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. This Statement became effective for the Company on April 1, 2001 and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all free-standing and many embedded derivatives on the balance sheet at fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair value hedges, cash flow hedges, foreign currency fair value hedges, foreign currency cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for or are not designated in hedging relationships are recognized immediately in current period earnings when they occur.

On April 1, 2001, the Company recognized all freestanding derivative instruments as either assets or liabilities and measured them at fair value. This resulted in the recognition of a change in accounting principle adjustment of $2.0 million, net of tax.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

2    Basis of preparation and significant accounting policies (continued)

The Company’s interest rate swaps and foreign currency forward contracts do not meet the requirements for hedge accounting and hence there were no derivatives designated as qualifying fair value, cash flow or net investment hedging instruments in any of the periods presented. Movements in the fair value of derivatives are therefore recognized in the statements of operations.

Income taxes

The provision for income taxes in the Company’s financial statements has been determined on a separate return basis. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. Changes in tax rates are recognized in the statements of income in the period in which the rate changes are enacted. Deferred tax assets are reduced through the establishment of a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

Retirement and other post employment benefits

The majority of the Company’s employees participate in retirement benefit plans. In the UK, certain employees participate in a defined contribution plan sponsored by Mettis Group Limited, and in the US, certain employees participate in defined contribution plans sponsored by Mettis Group Inc. Contributions made by the Company are recognised in the statements of operations as incurred.

Certain employees in the UK participate in a defined benefit plan sponsored by Mettis Group Limited. The Company is a participating employer in this scheme and it is not possible to reasonably allocate a share of the plans assets and liabilities. As a consequence, the retirement benefit costs in relation to this scheme have been accounted for as the cash contributions made to the plan, as allowed for under multi-employer accounting within SFAS No. 87, “Employers’ Accounting for Pensions”.

Leased assets

The Company has various operating and capital leases for its buildings, machinery and equipment. Leases that do not transfer substantially all of the benefits and risks of ownership to the lessee or meet any of the other criteria for capitalization are classified as operating leases. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term. For those leases classified as capital leases, the fair value of the lease is recorded on the balance sheet as a fixed asset and is depreciated over the lesser of the useful life of the asset or the remaining lease term. The corresponding liability is recorded, and the interest element is charged to earnings over the lease term.

Recent accounting pronouncements

In August 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations”. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS No. 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value,

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

2    Basis of preparation and significant accounting policies (continued)

and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, the Company would either settle the obligation for its recorded amount or incur a gain or loss on settlement. The standard is applicable for the Company from April 1, 2003. The Company is considering this standard to determine, among other things, whether it has any asset retirement obligations which are covered under the scope of SFAS No. 143, and the effect, if any, the adoption of SFAS No. 143 will have on the Company’s results of operations or financial position.

In July 2002, the FASB issued Statement No. 146, “Accounting For Costs Associated with Exit or Disposal Activities”. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company believes that the adoption of this standard will not have a material impact on its results of operations or financial position since adoption as it has not yet disposed or exited from any activities.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Company believes that the adoption of this standard has had no material impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first annual period beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on the Company’s results of operations or financial position.

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively,

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

2    Basis of preparation and significant accounting policies (continued)

referred to as derivatives) and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company has not yet determined the effect of the adoption of SFAS No. 149 on the Company’s results of operations or financial position.

In May 2003, the FASB issued Statement No. 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how a Company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a Company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first fiscal period beginning after December 15, 2003. The Company has not yet determined the effect of the adoption of SFAS No. 150 on the Company’s results of operations or financial position.

3    Acquisitions

On September 20, 2000, Mettis Group Inc., a wholly owned subsidiary of the Company, acquired UltreXX Inc., an Indiana corporation, for a total gross consideration of $11.5 million. This resulted in additional goodwill of $8.0 million. Pro-forma results of operations have not been presented because the effect of this acquisition was not deemed material.

4    Income taxes

Income (loss) before provision for income taxes, is as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)	2001 ($’000)
Domestic (UK)	(6,282)	(9,211)	(11,143)
Foreign (US)	7,376	3,488	6,979

Total	1,094	(5,723)	(4,164)

The provision for income taxes consisted of the following:

	Year ended March 31
	2003 ($’000)	2002 ($’000)	2001 ($’000)
Current income taxes:
US federal tax	1,543	1,124	1,904
US state and local taxes	295	—	275

Total current	1,838	1,124	2,179
Total deferred	(334)	630	418

Total provision	1,504	1,754	2,597

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

4    Income taxes (continued)

The significant components of deferred income tax assets and liabilities and their balance sheet classifications, as of March 31, are as follows:

	2003 ($’000)	2002 ($’000)
Deferred tax assets:
Current:
Inventory	467	532
Employee compensation & benefit plans	43	39
Derivative financial instruments	819	738
Legal	14	15
Other	21	17

Gross current deferred tax assets	1,364	1,341
Less: valuation allowance	(1,364)	(1,341)

Current deferred tax assets	—	—

Non current:
Property and equipment	144	—
Loss carry forwards	3,572	2,598
Goodwill	941	1,073
Other	26	72

Gross non current deferred tax assets	4,683	3,743
Less: valuation allowance	(4,683)	(3,743)

Non current deferred tax assets	—	—

Deferred tax liabilities:
Non current:
Property and equipment	(1,771)	(2,165)
Derivative financial instruments	(125)	—
Other	(16)	(14)

Non current deferred tax liabilities	(1,912)	(2,179)

Net deferred tax liability	(1,912)	(2,179)

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

4    Income taxes (continued)

The differences between income taxes for financial reporting purposes and the U.K. statutory rate of 30% are as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)	2001 ($’000)
Income tax based on statutory rate	328	(1,717)	(1,249)
Foreign tax rate differential	238	151	305
Non deductible goodwill	—	1,912	1,946
State taxes	295	—	275
Change in valuation allowance – NOL’s	569	1,211	1,884
Currency loss	—	—	(416)
Other, net	74	197	(148)

Total	1,504	1,754	2,597

The Company’s net operating loss carried forward for UK income tax purposes was $11.9 million (tax at 30%—$3.6 million) as at March 31, 2003. This UK loss has arisen as a result of the carve-out allocation methodology.

Management considers that it is more likely than not that the net operating losses and other deferred tax assets could not be utilized in the future, therefore the Company has established a valuation allowance in respect of these losses carry forwards.

The tax attributes of the Company’s assets and liabilities may be impacted by any change in control of the Company.

5    Inventories

Inventories, net consisted of the following amounts and classifications at March 31:

	2003	2002
	($’000)	($’000)
Raw materials	3,139	4,597
Work in process	9,453	8,890
Finished goods	2,552	2,171

Inventories, gross	15,144	15,658
Less: provisions	(912)	(922)

Inventories, net	14,232	14,736

Included in work in process are amounts incurred on customer-owned special tools subject to reimbursement by customers of approximately $1,050,000 and $665,000 as of March 31, 2003 and 2002, respectively.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

6    Goodwill

Goodwill pushed down as of March 31, consisted of the following:

($’000)
Net goodwill at April 1, 2001	67,605
Amortization charge for the year	(6,372)
Foreign currency translation adjustment	(53)

Net goodwill at March 31, 2002	61,180
Foreign currency translation adjustment	3,536

Goodwill at March 31, 2003	64,716

Total amortization expense for the years ended March 31, 2003, 2002 and 2001 was $nil, $6,372,000 and $6,488,000, respectively. For a discussion of acquisitions since February 19, 1999 and the associated goodwill, see Note 3 to the consolidated and combined financial statements.

Under SFAS No. 142, intangible assets deemed to have indefinite lives and goodwill are subject to annual impairment testing using the guidance and criteria described in the standard. This testing requires the comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. The Company has performed as at April 1, 2002, an impairment test of goodwill and determined that no impairment exists.

In accordance with SFAS No. 142 the Company discontinued the amortization of goodwill effective April 1, 2002. The non amortization of goodwill has increased the Company’s net income beginning in fiscal year 2003. The following results have been adjusted to eliminate the effect of goodwill amortization, assuming goodwill had not been amortized prior to April 1, 2002:

	Year ended March 31
	2003 ($’000)	2002 ($’000)	2001 ($’000)
Reported net loss	(509)	(8,563)	(6,667)
Adjustment for amortization of goodwill, net of tax	—	6,239	6,355

Adjusted net loss	(509)	(2,324)	(312)

7    Property and equipment

The components of property and equipment, net as of March 31, are as follows:

	2003 ($’000)	2002 ($’000)
Land and buildings	10,269	9,653
Plant and machinery	42,509	36,839
Fixtures and fittings	586	551
Tooling	3,617	2,951

	56,981	49,994

Less accumulated depreciation and amortization	(26,912)	(21,143)

	30,069	28,851

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

7     Property and equipment (continued)

Depreciation expense for the years ended March 31, 2003, 2002 and 2001 was $4,684,000, $3,912,000 and $3,000,000, respectively.

Plant and machinery cost includes approximately $5,800,000 and $2,900,000 of equipment under capital leases at March 31, 2003 and 2002 respectively. Accumulated depreciation of these assets under capital leases totaled approximately $1,500,000 and $740,000 at March 31, 2003 and 2002, respectively.

8    Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities at March 31, consisted of the following:

	2003 ($’000)	2002 ($’000)
Payroll taxes and VAT	771	548
Accrued expenses	671	732
Other	1,392	1,805

	2,834	3,085

9    Long-term debt

The Company’s long-term debt at March 31, is summarized as follows:

	2003 ($’000)	2002 ($’000)
Bank loans—Senior Debt, External	33,401	36,853
Bank loans—Senior Debt, pushed down	34,952	34,312
Related party loans, pushed down	75,471	61,494

Total debt	143,824	132,659

Less current portion	(9,609)	(5,811)

	134,215	126,848

At March 31, 2003, the Company was a wholly owned subsidiary of Mettis Group Limited. Accordingly, with the exception of its US subsidiaries, the Company did not seek significant amounts of external financing as it was primarily funded by Mettis Group. External financing secured by Mettis Group comprises external debt financing and loans from its principal shareholders, 3i Group plc and associated funds, and has been pushed down to the Company based upon the initial Acquisition price of the Company in February 1999. This funding is recorded as a component of shareholder’s net investment at March 31, 2003 and 2002 respectively.

On September 13, 2000, Mettis Group Limited entered into a Senior Debt agreement with Dresdner Kleinwort Wasserstein as part of a group financing reorganisation. At March 31, 2003 and 2002, $35.0 million and $34.3 million respectively of this debt has been allocated to the company and “pushed-down” to the Company and is referred to as “Bank loans – Senior Debt, pushed down” in the above table. This debt can be repaid at any time at the option of the Mettis Group Limited, but otherwise is repayable by instalments through the year ended March 31, 2008.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

9    Long-term debt (continued)

As part of this group financing reorganisation, Mettis Group Inc., entered into a Senior Debt agreement with Mettis Group Limited and Dresdner Kleinwort Wasserstein which is referred to as “Bank loans—Senior Debt, External” in the above table. This debt can be repaid at any time at the option of Mettis Group Limited, but otherwise is repayable by instalments through the year ended March 31, 2008.

The Senior Debt bears interest at rates of interest of between LIBOR + 2.25% per annum and LIBOR + 3.0% per annum.

“Related party loans, pushed down” in the above table refers to an allocation of loans from Mettis Group Limited’s principal shareholders, 3i Group plc and associated funds, in order to finance the original Acquisition in February 1999. An element of this debt has been allocated to the Company and pushed down in these financial statements. The pushed down related party loans bear interest which is satisfied by the issue of Unsecured Loan Notes which in turn bear interest at a rate of 8.11% per annum. The effective interest rate for these loans is 6.36% per annum. The related party loans can be repaid at any time at the option of the Mettis Group Limited, but otherwise are repayable by instalment commencing in the year ended March 31, 2008 and concluding in the year ended March 31, 2011.

Mettis Group Limited and its subsidiaries (the “Mettis group”) is party to a group banking arrangement. Borrowings under this arrangement are secured by a fixed and floating charge on the assets of the Mettis group, of which the Company and its subsidiaries are members. At March 31, 2003 and 2002, $116.2 million and $117.6 million respectively, was outstanding under this banking arrangement.

Scheduled debt repayments

Principal payments of long-term debt are as follows at March 31, 2003:

($’000)
2004	9,609
2005	10,932
2006	13,012
2007	19,548
2008	29,086
Thereafter	61,637

143,824

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

9     Long term debt (continued)

Interest expense is presented as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)	2001 ($’000)
Leases and overdrafts	186	163	58
Bank loans—senior debt, external	2,781	3,125	1,987
Bank loans—senior debt, pushed down	3,044	3,032	3,992
Related party loans, pushed down	7,047	4,387	4,290
Amortization of debt issuance costs, external	445	445	241
Amortization of debt issuance costs, pushed down	621	563	706
Write-off of debt issuance costs, pushed down	—	—	1,244
Intercompany interest	151	818	1,134
Interest rate swaps	—	455	—
Intercompany loan guarantee fee	964	1,137	441

	15,239	14,125	14,093

Interest income is presented as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)	2001 ($’000)
Interest rate swaps	(370)	—	—
Interest income	(350)	(762)	(1,746)

	(720)	(762)	(1,746)

10    Pensions

The majority of the Company’s employees participate in retirement benefit plans. In the UK, certain employees participate in a defined benefit plan, sponsored by Mettis Group Limited. The Company is a participating employer in the defined benefit scheme and it is not possible to reasonably allocate a share of the plan assets and liabilities. As a consequence, the retirement benefit costs in relation to the defined benefit plan have been accounted for as the cash contributions made to the plan as allowed for under multi-employer accounting within SFAS No. 87.

In the US, certain employees participate in defined contribution plans sponsored by Mettis Inc.

Pension contributions made by the Company of approximately $618,000, $526,000 and $576,000 have been recognised in the statements of operations for the years ended March 31, 2003, 2002 and 2001, respectively.

11    Financial instruments

During the normal course of business, the Company is exposed to interest rate risk and foreign currency risk. These risks can create volatility in earnings and cash flows from year to year, and hence the Company occasionally makes use of derivative instruments to eliminate or limit these risks. The Company’s objective is to

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

11     Financial instruments (continued)

reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by the Company are used for economic hedging and non-speculative purposes.

The Company has entered into foreign exchange forward contracts to limit its exposure to movements in exchange rates on transactions denominated in currencies other than the applicable operation’s functional currency. At March 31, 2003 and 2002, the Company was committed to sell nil and $3.7 million for pounds sterling, respectively. These contracts have not been designated for hedge accounting as defined by SFAS No. 133, and hence for the years ended March 31, 2003 and 2002, respectively, the Company recorded a loss of $18,000 and a gain of $259,000 in revenues, respectively, representing the change in the fair value of foreign currency forward contracts. On adoption of SFAS No. 133 on April 1, 2002, the Company recognised a Change in Accounting Policy adjustment in relation to foreign currency forward contracts of a loss of $242,000.

Mettis Group Limited has entered into interest rate swap contracts to limit its exposure to fluctuations in market interest rates, whereby variable interest payment obligations under the senior debt arrangements have been swapped for fixed interest rate payment obligations. These interest rate swaps have been pushed down to the Company in proportion to the debt allocated as part of the carve-out. These contracts provide economic hedging for the Mettis Group Limited and the Company, however have not been designated as hedges for accounting purposes under SFAS 133, and as a consequence, a gain of $370,000 and a loss of $455,000 have been recognized in interest income/(expense) in the years ended March 31, 2003 and 2002, respectively representing the change in the fair value of these interest rate swap contracts. On adoption of SFAS No. 133 on April 1, 2002, the Company recognised a Change in Accounting Policy adjustment in relation to interest rate contracts of a loss of $1,797,000.

The estimated fair value of the Company’s financial instruments as of March 31, 2003 and 2002, respectively is summarized below. The estimated fair values approximate amounts at which financial instruments could be exchanged in a current transaction between willing parties. The fair values are based on estimates using discounted cash flows and other valuation techniques that are significantly affected by the assumptions used concerning the amount, probability and timing of estimated future cash flows that reflect varying degrees of risk. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

Fair value of financial instruments at March 31, consisted of the following:

	2003		2002
	Book value ($’000)	Estimated Fair value ($’000)	Book value ($’000)	Estimated Fair value ($’000)
Assets:
Cash and cash equivalents	2,496	2,496	1,125	1,125

Liabilities:
Cash overdraft	(1,301)	(1,301)	(427)	(427)
Long-term debt	(143,824)	(143,824)	(132,659)	(132,659)
Derivative financial instruments held to manage interest rate and currency exposures	(1,948)	(1,948)	(2,235)	(2,235)

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

11     Financial instruments (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. The fair values of other current assets and current liabilities approximate carrying value due to the short period of time to maturity.

Cash and cash equivalents

For cash and cash equivalents, the fair value approximates the carrying value due to the short maturity periods of these financial instruments.

Long-term debt

The estimated fair values of the Company’s long-term debt are based on amounts the Company would have to pay to settle each instrument in cash at March 31, 2003 and 2002, respectively. Prepayment penalties are not included in the fair values because the Company does not intend to settle the instruments before maturity.

Derivative financial instruments

Market values have been used to determine the fair value of interest rate swaps and forward foreign exchange contracts based on estimated amounts the Company would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current foreign currency forward rates.

12    Shareholder’s equity

Ordinary Shares

The Company was incorporated in the United Kingdom on March 20, 1998 with an initial capitalization of 1,000 shares of £1 authorized and two shares issued. Through amendments to its Articles of Association and corporate reorganizations, the number of ordinary shares authorized and issued was increased as follows:

On April 30, 1998 the Company’s authorized share capital was increased to 250 million ordinary shares of £1 each.

On May, 15 1998 the Company acquired the whole of the issued share capital of NIC Holdings (UK) Plc for consideration of £200 million which was satisfied by the issue at par of 200 million ordinary shares of £1 each. Following this transaction, the authorized and issued ordinary share capital of the Company was 200,000,002 shares of £1 each.

On February 17, 2002 the Company increased the authorized share capital by 60,452,003 ordinary shares of £1 each.

On February 17, 2002 the Company issued 110,452,001 ordinary shares of £1 each at par as consideration for the acquisition of Thornton Precision Components Limited, Mettis Inc, Arthur Robinson & Sons (Willenhall) Limited and Medicast Limited. The consequent increase in share capital from this transaction was $157.3 million.

On March 13, 2002 the High Court of Justice (Chancery Division) confirmed the cancellation of £200 million ordinary shares of £1 each at par. The Company redeemed 200,000,000 ordinary shares of £1 each at par. The consequent reduction in share capital from this transaction was $328 million.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

12     Shareholder’s equity (continued)

At March 31, 2003 and 2002, respectively the Company has one class of ordinary shares. All ordinary shares carry one vote per share.

Shareholder’s net investment

All Mettis Group Limited funding balances and comprehensive income/(loss) items have been aggregated in the consolidated and combined balance sheet within shareholder’s net investment within the shareholder’s equity section of the balance sheets. This shareholders net investment balance will fluctuate on an annual basis by virtue of net income/(loss) attributable to the company, movements in capital contributions, dividends made from the Company to Mettis Group Limited and as a result of foreign exchange fluctuations.

In preparation of these carve-out consolidated and combined financial statements, significant debt, goodwill and other balances applicable to the Company have been “pushed-down” from Mettis Group Limited – these balances have been offset within the shareholder’s net investment account.

13    Commitments

Purchase commitments

At March 31, 2003, the Company had approximately $3,600,000 in non-cancellable purchase commitments with suppliers. The Company expects to sell all products that it has committed to purchase from suppliers.

Leases

The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2010. Rent expense for the years ended March 31, 2003, 2002 and 2001 was approximately $230,500, $222,900 and $120,700, respectively. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

Future minimum lease payments under capital leases and non-cancelable operating leases at March 31, 2003 are as follows:

Year ending March 31,	Capital leases ($’000)	Operating leases ($’000)
2004	1,326	98
2005	1,320	20
2006	948	2
2007	155	2
2008	58	—
Thereafter	—	24

Total minimum lease payments	3,807	146

Less: Amount representing interest	(671)

Present value of capital lease obligations	3,136
Less: Current portion	(948)

Long-term portion of capital lease obligations	2,188

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

13     Commitments (continued)

Legal matters

The Company is involved, from time to time, in various contractual, product liability, patent (or intellectual property) and other claims and disputes incidental to its business. Currently, no material environmental or other material litigation is pending or, to the knowledge of the Company, threatened. The Company currently believes that the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company’s consolidated and combined financial condition, results of operations or liquidity.

14    Related party transactions

The Company is party to a number of transactions with its immediate parent company, Mettis Group Limited. Such transactions include the provision of certain corporate services, as well as the provision of finance and working capital facilities. These transactions have been reflected in these consolidated and combined financial statements and are more fully described in Notes 1, 2, 9, 11 and 12.

In addition to these transactions, the Company and its subsidiaries have been party to sale and purchase transactions with other subsidiaries of Mettis Group Limited. The company believes that these have been undertaken on an arms length basis and are not significant in any of the years presented. Intercompany balances receivable and payable are disclosed separately in the balance sheets for March 31, 2003 and 2002.

During the year to March 31, 2003 the Company purchased metal cutting services to a value of $544,091 from ADS Precision Limited, a company controlled by a connected party of Mr R J Senior, a director of Thornton Precision Components Limited. The company believes that these transactions were carried out at an arms length basis. At March, 31 2003, $133,647 was owed to ADS Precision Limited, this amount being included in accounts payable.

The directors and senior management of the Mettis (UK) Limited and its subsidiaries have the following share interests in Mettis Group Limited at March 31:

	Ordinary shares of 0.01p each
	2003	2002
BS Moore—Director, Mettis (UK) Limited	1,000,000	1,000,000
PJ Hardy—Director, Mettis (UK) Limited	367,500	367,500
RJ Senior—Director, Thornton Precision Components Limited	367,500	367,500
MR Rudd—Vice President, Jet Engineering Inc.	367,500	367,500
KA Campbell—Vice President, Jet Engineering Inc.	50,000	50,000
BE Leyrer—Vice President, Jet Engineering Inc.	150,000	150,000
PK Heffron—Vice President, Jet Engineering Inc.	70,000	70,000
TL Shearer—Vice President, Jet Engineering Inc.	50,000	70,000

15    Going concern

Mettis Group Limited is currently in the final stages of negotiation for the sale of its investment in the Company to a third party. If the sale proceeds as is currently expected by the directors then the Company will leave the Mettis Group and any future financial resources to enable the Company to continue in operational

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements (continued)

15     Going concern (continued)

existence for the foreseeable future will be required to be provided by its new owners. If the sale does not proceed in the near future, the Group’s banking group have indicated that they may wish to renegotiate the terms of their current facilities. The directors have received indications from the majority shareholder grouping that certain financial support will be available if required to assist in renegotiations.

These consolidated and combined financial statements have been prepared on the going concern basis which assumes that the Company will continue in operational existence for the foreseeable future. The validity of this assumption depends on the successful negotiation of revised facilities with the group’s banking group if the sale of the Company does not take place as expected by the directors. If the sale does take place, financial support of the new owners will be required. The consolidated and combined financial statements do not include any adjustments that would be required if negotiations with the group’s banking group were not successful or if the sale is successful and the new owners do not provide the necessary financial support.

16    Subsequent events (unaudited)

On May 9, 2003, Mettis Group Limited entered into a conditional agreement to sell Mettis (UK) Limited and its subsidiaries to Symmetry Medical Inc. (“Symmetry”), a company registered in the United States of America. Under the terms of the agreement, Symmetry is expected to purchase the Company for approximately $165.9 million in cash.

The accompanying notes are an integral part of the consolidated and combined financial statements

             Shares

Common Stock

Prospectus

                , 2004

Banc of America Securities LLC	Credit Suisse First Boston

Piper Jaffray	Wachovia Securities

Until             , 2004, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee		$21,856
NASD filing fee		17,750
NYSE listing fee		*
Blue Sky fees and expenses (including attorneys’ fees and expenses)		15,000
Printing expenses		*
Accounting fees and expenses		*
Transfer agent’s fees and expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation provides that to the fullest extent permitted by the DGCL, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of us, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of our directors and officers are covered by insurance policies maintained and held in effect by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

On December 30, 2001, we granted options to purchase a total of 7,200 shares of our common stock to three employees under our 2002 Stock Option Plan at a per share exercise price of $2.00. On July 29, 2003, we granted options to purchase a total of 102,282 shares of our common stock to certain executive officers and employees under our 2003 Stock Option Plan at a per share exercise price of $22.03. On December 12, 2003, we agreed to grant options to Fred Hite to purchase 10,000 shares of our common stock under our 2003 Stock Option Plan at a per share exercise price of $35.00 in connection with his employment. In each case, the options were granted without registration in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

On February 22, 2002 and April 15, 2002, we sold to Olympus/Symmetry Holdings LLC and its affiliates an aggregate of 3,033 shares of our class B preferred stock at $1,000 per share, for a total purchase price of $3,033,000. The securities were issued without registration in reliance on Section 4(2) of the Securities Act.

On July 15, 2002, we sold to Steffan Burns, our former president and chief executive officer, 15,600 shares of our common stock at $0.01 per share, for a total purchase price of $156 in cash. The securities were issued without registration in reliance on Section 4(2) of the Securities Act.

In connection with our acquisition of Mettis (UK) Limited and its subsidiaries on June 11, 2003, we issued the following securities without registration in reliance on Section 4(2) of the Securities Act:

•	On June 11, 2003, we issued $36.0 million in aggregate principal amount of 12% subordinated notes, warrants to purchase an aggregate of 80,842 shares of our common stock at a purchase price of $0.01 per share and warrants to purchase an aggregate of 3,530 shares of our class A preferred stock at a purchase price of $0.01 per share for aggregate proceeds of $36,000,000, to Windjammer Mezzanine & Equity Fund II, L.P., Olympus Growth Fund III, L.P., Olympus Growth Co-Investment Fund III, L.P., Olympus Executive Fund, L.P., Antares Capital Corporation, and RBS Equity Corporation.

•	We sold an aggregate of 966,513 shares of our common stock at $22.03 per share and 48,257 shares of our class A preferred stock at $1,000 per share for aggregate proceeds of approximately $69,550,000 to Windjammer Mezzanine & Equity Fund II, L.P., RBS Equity Corporation, CIT Lending Services Corporation and Knowledge Ventures, LLC.

•	We exchanged an aggregate of 3,042 shares of our class B preferred stock held by Olympus/Symmetry Holdings LLC and its affiliates and Timothy E. Wood for an aggregate of 53,011 shares of our common stock, valued at $22.03 per share, and 2,647 shares of our class A preferred stock, valued at $1,000 per share.

•	We issued to Mettis Group Limited 208,450 shares of our common stock, having an aggregate value of $4,592,149.54, and 10,408 shares of our class A preferred stock, having an aggregate value of $10,407,851.

On June 12, 2003, and July 15, 2003, we sold an aggregate of 16,434 shares of our common stock at $22.03 per share and 821 shares of our class A preferred stock at $1,000 per share to certain of our executive officers, directors and key employees for aggregate proceeds of approximately $820,590. The sales were made without registration in reliance on the exemption provided by Section 4(2) of the Securities Act.

No underwriters were involved in connection with any transactions set forth above. In each case we made inquiries to establish that these transactions qualified for exemptions from the registration requirements. In particular, for each sale made in reliance on the exemption provided by Section 4(2) of the Securities Act we received representations from the recipient of the securities that such recipient intended to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that such recipient was an “accredited investor” as defined in Rule 501(a) under the Securities Act. Appropriate legends were affixed to the securities issued.

Item 16. Exhibits and Financial Statement Schedules.

(A) Exhibits.

The attached Exhibit Index is incorporated by reference herein.

(B) Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1) for purposes of determining any liability under the Securities Act, that the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

2) for the purpose of determining any liability under the Securities Act, that each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3) to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Symmetry Medical Inc. has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warsaw, State of Indiana, on July 2, 2004.

SYMMETRY MEDICAL INC.

By:	/S/ BRIAN MOORE
Name: Brian Moore
Title: President and Chief Executive Officer

* * * *

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacities indicated on July 2, 2004.

Signature	Title

/S/ BRIAN MOORE Brian Moore	President, Chief Executive Officer (Principal Executive Officer) and Director

/S/ FRED HITE Fred Hite	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Robert S. Morris	Director

* James A. Conroy	Director

* Manu Bettegowda	Director

* Frank Turner	Director

*	The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement pursuant the Power of Attorney executed by the above-named officers and directors of Symmetry Medical Inc. and previously filed with the Securities and Exchange Commission.

By:	/s/ BRIAN MOORE
Brian Moore, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

*1.1	Form of Underwriting Agreement.

3.1	Certificate of Incorporation, as currently in effect.

*3.2	Form of Restated Certificate of Incorporation.

3.3	By-laws, as currently in effect.

*3.4	Form of Restated By-laws (to be effective upon the closing of this offering).

*4.1	Form of Certificate of Common Stock of Symmetry Medical Inc.

*5.1	Opinion of Kirkland & Ellis LLP.

10.1	Form of Class A Preferred Stock Purchase Warrant of Symmetry Medical Inc.

10.2	Form of Common Stock Purchase Warrant of Symmetry Medical Inc.

10.3

Credit Agreement, dated as of June 11, 2003, by and among Symmetry Medical Inc., Olympus/Symmetry Holdings LLC, Wachovia Bank, National Association as administrative agent and several financial institutions named therein as lenders.

*10.4

Senior Subordinated Loan Agreement, dated as of June 11, 2003, by and among Symmetry Medical Inc., Windjammer Mezzanine & Equity Fund II, L.P., Olympus Growth Fund III, L.P., Olympus Growth Co-Investment Fund III, L.P., Olympus Executive Fund, L.P., The Royal Bank of Scotland plc and Antares Capital Corporation.

*10.5	Form of Subordinated Note.

10.6

Stockholders Agreement, dated as of October 18, 2000, by and among Symmetry Medical Inc., Olympus/Symmetry Holdings LLC, each of the management stockholders named therein and each management employee who at any time acquires securities of the Company.

10.7	Amendment to Stockholders Agreement, dated as of June 11, 2003, by Symmetry Medical Inc. and Olympus/Symmetry Holdings LLC.

10.8	Joinder to Stockholders Agreement, dated as of June 11, 2003, by and among Mettis Group Limited, Symmetry Medical Inc. and Olympus/Symmetry Holdings LLC.

**10.9	Form of Joinder and Amendment to Stockholders Agreement, dated as of June 11, 2003, by and among Symmetry Medical Inc. and stockholders.

10.10	Symmetry Medical Inc. 2002 Stock Option Plan.

10.11	Form of Nonqualified Stock Option Agreement issued under 2002 Stock Option Plan.

10.12	Symmetry Medical Inc. 2003 Stock Option Plan.

10.13	Form of Nonqualified Stock Option Agreement issued under 2003 Stock Option Plan.

*10.14	Symmetry Medical Inc. 2004 Incentive Plan.

*10.15	Symmetry Medical Inc. 2004 Employee Stock Purchase Plan.

10.16	Employment Agreement, dated as of June 11, 2003, by and between Symmetry Medical Inc. and Brian Moore.

*10.17	Employment Agreement, dated as of January 6, 2004, by and between Symmetry Medical Inc. and Fred Hite.

10.18	Amended and Restated Transaction Fee Agreement, dated as of June 11, 2003, by and between Olympus Advisory Partners and Symmetry Medical Inc.

21.1	List of Subsidiaries of Symmetry Medical Inc.

Exhibit No.	Description

**23.1	Consent of Ernst & Young LLP.

*23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

**23.3	Consent of PricewaterhouseCoopers LLP.

23.4	Information Regarding Consent of Arthur Andersen LLP.

24.1	Powers of Attorney (included in Part II of the Registration Statement).

99.1	Consent of Director Designee (Francis M. Nusspickel)

99.2	Consent of Director Designee (Stephen B. Oresman)

*	To be filed by amendment.
**	Filed herewith.